   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 23, 1999


                                                      REGISTRATION NO. 333-82213
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            BLUESTONE SOFTWARE, INC.
             (Exact name of Registrant as specified in its charter)

               DELAWARE                                  7372                                 22-2964141
     (State or other jurisdiction            (Primary Standard Industrial                  (I.R.S. Employer
  of incorporation or organization)          Classification Code Number)                 Identification No.)

                            ------------------------

                                1000 BRIGGS ROAD
                         MOUNT LAUREL, NEW JERSEY 08054
                                 (856) 727-4600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                         ------------------------------

                                P. KEVIN KILROY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            BLUESTONE SOFTWARE, INC.
                                1000 BRIGGS ROAD
                         MOUNT LAUREL, NEW JERSEY 08054
                                 (856) 727-4600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

       WILLIAM A. SCARI, ESQUIRE             WILLIAM J. GRANT, JR., ESQUIRE
       PAUL T. PORRINI, ESQUIRE                 WILLKIE FARR & GALLAGHER
          PEPPER HAMILTON LLP                      787 SEVENTH AVENUE
    1235 WESTLAKES DRIVE, SUITE 400             NEW YORK, NEW YORK 10019
      BERWYN, PENNSYLVANIA 19312                     (212) 728-8000
            (610) 640-7800

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                        CALCULATION OF REGISTRATION FEE



                                                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
           TITLE OF EACH CLASS OF                 AMOUNT TO         OFFERING PRICE        AGGREGATE          REGISTRATION
        SECURITIES TO BE REGISTERED            BE REGISTERED(1)      PER SHARE(2)     OFFERING PRICE(2)         FEE(3)
Common Stock, $.001 par value...............   4,600,000 Shares         $15.00           $69,000,000           $19,182



(1) Includes 600,000 shares of Common Stock subject to the over-allotment option granted to the Underwriters.


(2) Estimated solely for purposes of determining the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.


(3) Of this amount, $15,346 was previously paid and $3,836 is being paid herewith.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS                                                 Subject to Completion


                                                        Dated September 23, 1999


                          [LOGO]

4,000,000 Shares

Common Stock


We are offering 4,000,000 shares of common stock in an initial public offering. We will list our common stock for quotation on the Nasdaq National Market under the symbol "BLSW." We expect that the initial public offering price will be between $13.00 and $15.00 per share. The market price of the shares of common stock after this offering may be higher or lower than the initial public offering price.


Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                 Per Share    Total
Public Offering Price                                            $            $
Underwriting Discount                                            $            $
Proceeds to Bluestone                                            $            $


Certain selling stockholders have granted the underwriters a 30-day option to purchase up to 600,000 additional shares of common stock at the initial public offering price to cover any over-allotments.


We expect to issue these shares on              , 1999.

Deutsche Banc Alex / / Brown

           SoundView Technology Group

                      C.E. Unterberg, Towbin

                                 Legg Mason Wood Walker
                                                         Incorporated

                                          , 1999

[INSIDE FRONT COVER OF PROSPECTUS]
GRAPHIC:

    [Landscape format--1 page graphic]: A graphical figure of a single, floor-standing server cabinet, is located in the center of the page with the following text appearing immediately under the server: "APPLICATION SERVER - Provides standard services to make information access available, secure and reliable." Five two-directional arrows surround the text, and point, to various graphical representations located in the corners and bottom center of the page.

    Beginning in the bottom left corner of the page and moving in a clockwise direction are the following graphical figures:

        (1) A two-directional arrow cuts through a cloud which represents and is labelled as the "Internet," and points to the following text: "INFORMATION ACCESS--Access from applications or information devices." Below the text are graphical figures of a personal computer, a lap-top computer, a cellular phone and a handheld personal computing device.

        (2) in the upper left hand corner of the page is a graphical figure of a satellite dish on top of a metal tower. A two-directional arrow points between the server cabinet and one satellite dish. The following text is located to the right of the satellite dish: "APPLICATION MANAGEMENT--Control and reporting of application usage."

        (3) in the upper right hand corner of the page are graphical figures of a personal computer, a lap-top computer, a cellular phone and a handheld personal computing device. There is a two-directional arrow pointing between the aforementioned figures and the server cabinet. To the left of the figures is the following text: "INFORMATION ACCESS--Access from other information sources or computer systems."

        (4) in the right lower corner of the page is a graphical figure of an electrical plug. A two-directional arrow points between the electrical plug and the server cabinet. Above the electrical plug is the following text:
    "APPLICATION INTEGRATION--Provides access to all information in the Enterprise."

        (5) in the bottom center of the page is a graphical figure of a computer screen displaying a software application. A two-directional arrow points between the server cabinet and the computer screen. Directly above the computer screen is the following text: "APPLICATION DEVELOPMENT--The ability to build applications that provide information access."


        (6) The top center of the page contains a Bluestone logo with the words:
    "Bluestone Software--Enterprise Interaction Management."

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

    GENERALLY, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT:


    - THE OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS BY CERTAIN SELLING STOCKHOLDERS IS NOT EXERCISED;


    - THE CONVERSION OF ALL SHARES OF OUR OUTSTANDING SERIES A, SERIES B AND SERIES C CONVERTIBLE PREFERRED STOCK AND ALL ACCRUED DIVIDENDS THEREON INTO COMMON STOCK OCCURS IMMEDIATELY UPON COMPLETION OF THIS OFFERING; AND

    - A 1 FOR 3.2 REVERSE SPLIT OF THE COMMON STOCK IS EFFECTED IMMEDIATELY BEFORE THIS OFFERING.

                                   BLUESTONE

    We are a leading provider of software for enterprise interaction management, which enables businesses to extend information over the World Wide Web in a controlled manner and to support high volumes of users and interactions. Our flagship product, Sapphire/Web, is a framework for JAVA Web application servers and is currently in Release 6. A Web application server is a software product that allows broad access to stored corporate information and applications to a variety of users, including customers, suppliers and employees via the Web. We believe that our JAVA Web application server is the leading solution of its kind based on the breadth of its functionality. We believe that ours is the only product to adequately address the four defining elements of enterprise interaction management-- development, deployment, integration and management--and therefore provides the most complete overall solution to our customers. In January 1999, we released Bluestone XML-Server, which represents a new generation of specialized Web application server focused on commerce via the Internet.

OUR INDUSTRY

    Businesses are rapidly adopting technology that allows their existing computer systems to operate and be accessed over the Web. To date, most businesses have simply provided marketing material on their Web sites and have not been able to take full advantage of the interactive potential of the Internet. The existing information technology infrastructure of most companies cannot reliably and securely handle a high volume of interactions across the Internet. Therefore, most companies are unable to utilize, integrate or deploy their existing information technology assets for Internet commerce or use over the Web.

    Deploying Web application servers allows real time, interactive access to complex information through the Web that is otherwise only available internally in an organization through its own applications and existing corporate databases. This enables a much broader and diverse audience to utilize and interact with a business' core systems and information. Uses of this capability include:

    - broad dissemination and more effective use of management information for decision support;

    - employee self-service applications that improve internal efficiencies;

    - customer relationship management activities that enhance service levels;

    - supply chain functions that increase coordination among trading partners; and

    - Internet commerce initiatives that create entirely new revenue streams and business models.

    Demand for these capabilities has resulted in significant growth in the market for Web application servers. In an August 1998 report, Forrester Research estimated that the market for application server software would be approximately $700 million in 1999 and grow to approximately $1.8 billion by 2001, representing a compound annual growth rate of approximately 60%. Another independent technology research organization, Ovum, estimated in a June 1999 report that the market for application server technologies, which Ovum defines in a manner that more closely resembles our addressable market, will grow to $17 billion by 2004. As this market develops, businesses are recognizing that a broader set of facilities, beyond simple deployment alone, are required to capture the substantial benefits that Internet computing can provide.

OUR SOLUTION

    We provide a comprehensive framework that enables businesses to deploy information across the Internet to employees, customers, suppliers and partners. Our solution furnishes businesses with the ability to Web-enable their existing systems, develop new Web-based applications, integrate their applications and enable Internet commerce. Our deployment solution is 100% Pure JAVA, a programming language developed by Sun Microsystems that operates in virtually all computing environments. We believe our solution is the only one available that allows organizations to develop, deploy, integrate and manage enterprise-scale, mission-critical applications. In particular, our solution offers the following facilities:

    - robust development environment and toolset that is open and highly adaptable and has many features that increase the speed and reduce the cost of systems development;

    - open, high-performance deployment that enables implementation of systems with high reliability, security and flexibility and supports very high volumes of interactions;

    - extensive integration capabilities that facilitate the integration of a business' overall computing environment; and

    - comprehensive management features that provide the necessary means to monitor, administer and report on a business' entire Web infrastructure.

OUR GROWTH STRATEGY

    Our goal is to maintain and extend our position as a leading provider of Web application server technology, enterprise application integration and Internet commerce solutions. Our key growth strategies are to:

    - maintain and extend technological leadership;

    - expand product offerings;

    - continue to focus on enterprise-scale solutions;

    - increase marketing and direct sales efforts; and

    - further develop indirect channels, partners and alliances.

OUR CUSTOMERS

    Our solutions are applicable to a wide variety of industries and are used by many of the world's leading businesses, including:

    - three of the top five FORTUNE 500 companies in the electronics industry;

    - five of the top ten FORTUNE 500 companies in the computer equipment industry;

    - four of the top five FORTUNE 500 companies in the aerospace industry;

    - seven out of the top ten FORTUNE 500 companies in the telecommunications industry;

    - three of the top four FORTUNE 500 companies in the entertainment industry; and

    - five of the top ten FORTUNE 500 companies in the pharmaceuticals industry.

    We market our products and services through our direct sales force and a network of value added resellers, independent software vendors, and systems integrators. Since 1996, we have sold our Sapphire/Web software products to over 500 customers. Our customers include ARI, AT&T, Deutsche Bank, Dreyfus Corporation, Eli Lilly, Hewlett-Packard, Houghton Mifflin Company, Just For Feet, MCI WorldCom, OpenConnect and Reliance National.

    We were originally incorporated in 1989. Our executive offices are located at 1000 Briggs Road, Mount Laurel, New Jersey 08054. Our telephone number is
(856) 727-4600. Information contained on our Web site at www.bluestone.com does not constitute a part of this prospectus.

                                  THE OFFERING


Common stock offered by Bluestone............   4,000,000 shares

Common stock outstanding after this
  offering...................................  17,282,658 shares

Use of proceeds..............................  product development, sales and marketing and working capital

Proposed Nasdaq National Market symbol.......  "BLSW"


    Common stock outstanding after this offering is based on the number of shares outstanding as of June 30, 1999. It excludes:


    - 2,961,411 shares of common stock issuable upon exercise of options and warrants at a weighted average exercise price of $4.17 per share and 218,750 shares of common stock issued on September 15, 1999 upon the conversion of a convertible note at a conversion price of $2.29 per share.


    - 431,784 shares reserved for future grants under our stock option and directors' compensation plans.

                         SUMMARY FINANCIAL INFORMATION


    The following table sets forth certain of our historical, pro forma and adjusted financial data. The pro forma balance sheet data presented below assumes the conversion of all outstanding preferred stock and accrued dividends on preferred stock into common stock. The pro forma net loss per share amounts presented below reflect the outstanding preferred stock during each period presented on an as converted basis. The adjusted balance sheet data presented below gives effect to the receipt of the net proceeds from the sale of shares of common stock offered by us at an assumed offering price of $14.00 per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.


    In April 1997, in connection with our sale of Series A preferred stock, we spun off our consulting division to our then sole stockholder. The consulting division spin-off has been reported as a discontinued operation. In April 1998, we decided to focus on internally developed software products and curtail the licensing and services related to third party products. No material license revenues from third party products were recognized after March 31, 1998.


                                                                                                                 SIX MONTHS
                                                                                                                   ENDED
                                                                              YEARS ENDED DECEMBER 31,            JUNE 30,
                                                                           -------------------------------  --------------------
                                                                             1996       1997       1998       1998       1999
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                                                                (UNAUDITED)
                                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software license fees..................................................  $   1,475  $   2,337  $   3,391  $   1,192  $   4,727
  Services...............................................................         43      2,179      3,620      1,707      1,865
  Third party products and related services..............................      6,555      5,225      1,107        932         --
                                                                           ---------  ---------  ---------  ---------  ---------
      Total revenues.....................................................      8,073      9,741      8,118      3,831      6,592
Cost of revenues:
  Software license fees..................................................        113        202        259         96        156
  Services...............................................................        305      2,516      4,433      2,078      2,467
  Third party products and related services..............................      4,261      2,798        643        535         --
                                                                           ---------  ---------  ---------  ---------  ---------
      Total cost of revenues.............................................      4,679      5,516      5,335      2,708      2,623
                                                                           ---------  ---------  ---------  ---------  ---------
Gross profit.............................................................      3,394      4,225      2,783      1,122      3,969
Operating expenses:
  Sales and marketing....................................................      3,005      5,131      9,551      3,748      6,185
  Product development....................................................        702      1,295      2,474        904      1,869
  General and administrative.............................................      1,515      1,616      2,316        950      2,124
  Amortization of stock-based compensation...............................                                          --        112
                                                                           ---------  ---------  ---------  ---------  ---------
      Total operating expenses...........................................      5,222      8,042     14,341      5,601     10,290
                                                                           ---------  ---------  ---------  ---------  ---------
Loss from operations.....................................................     (1,828)    (3,817)   (11,558)    (4,479)    (6,321)
Interest expense, net....................................................        (50)       (80)       (47)       (34)    (1,148)
                                                                           ---------  ---------  ---------  ---------  ---------
Loss from continuing operations..........................................     (1,878)    (3,896)   (11,605)    (4,512)    (7,469)
Income (loss) from discontinued operations...............................       (738)        99         --         --         --
                                                                           ---------  ---------  ---------  ---------  ---------
Net loss.................................................................     (2,616)    (3,798)   (11,605)    (4,512)    (7,469)
Accretion of preferred stock redemption value............................         --       (240)      (846)      (308)      (779)
                                                                           ---------  ---------  ---------  ---------  ---------
Net loss available to common stockholders................................  $  (2,616) $  (4,038) $ (12,451) $  (4,820) $  (8,247)
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------  ---------
Basic and diluted net income (loss) per share:
  Continuing operations..................................................  $   (0.67) $   (1.39) $   (4.12) $   (1.60) $   (2.65)
  Discontinued operations................................................      (0.26)      0.04         --         --         --
  Accretion of preferred stock redemption value..........................         --      (0.09)     (0.30)     (0.11)     (0.28)
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                           $   (0.93) $   (1.44) $   (4.42) $   (1.71) $   (2.93)
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------  ---------
Shares used in computing basic and diluted net income (loss) per share...      2,813      2,813      2,814      2,814      2,815
Pro forma basic and diluted net loss per share from continuing
  operations.............................................................                        $   (1.35)            $   (0.68)
                                                                                                 ---------             ---------
                                                                                                 ---------             ---------
Shares used in computing pro forma basic and diluted net loss per
  share..................................................................                            8,613                10,914



                                                                             JUNE 30, 1999
                                                                  -----------------------------------
                                                                   ACTUAL     PRO FORMA    ADJUSTED
                                                                  ---------  -----------  -----------
                                                                       (IN THOUSANDS, UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.......................................  $  20,600   $  20,600    $  71,730
Working capital.................................................     16,576      16,576       67,706
Total assets....................................................     24,969      24,969       76,099
Long-term obligations, net of current portion...................      1,654       1,654        1,654
Mandatorily redeemable convertible preferred stock..............     40,453          --           --
Total stockholders' equity (deficit)............................    (24,180)     16,273       67,403

                                  RISK FACTORS

    THIS SECTION HIGHLIGHTS SPECIFIC RISKS WITH RESPECT TO AN INVESTMENT IN OUR BUSINESS. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. WE ALSO CAUTION YOU THAT THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS THAT ARE BASED ON MANAGEMENT'S BELIEFS AND ASSUMPTIONS AND ON INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK.

WE HAVE HAD RECENT LOSSES AND MAY INCUR FUTURE LOSSES THAT MAY DEPRESS OUR STOCK PRICE.

    We have incurred significant net losses since 1996, including losses of approximately $3.8 million and $11.6 million for the years ended December 31, 1997 and 1998, respectively and $7.5 million for the six months ended June 30, 1999. Our losses have resulted in an accumulated deficit of approximately $26.4 million as of June 30, 1999. Any significant shortfall of revenues in relation to our expectations or any material delay of customer orders would have an immediate adverse effect on our business, operating results and financial condition. We may not be profitable in any future period. Our future operating results will depend on many factors, including:

    - the overall growth rate for the markets in which we compete;

    - the level of market acceptance of, and demand for, our software products;

    - the level of product and price competition;

    - our ability to establish strategic marketing relationships, develop and market new and enhanced products, and control costs;

    - our ability to expand our direct sales force and indirect distribution channels;

    - our ability to integrate acquired businesses and product lines;

    - our ability to develop and maintain awareness of our brands; and

    - our ability to attract, train and retain consulting, technical and other key personnel.

LACK OF GROWTH OR DECLINE IN INTERNET USAGE OR THE LACK OF ACCEPTANCE OF COMMERCE CONDUCTED VIA THE INTERNET COULD BE DETRIMENTAL TO OUR FUTURE OPERATING RESULTS.

    Our products enhance companies' ability to transact business and conduct operations utilizing the Internet. Therefore, our future sales and any future profits are substantially dependent upon the widespread acceptance and use of the Internet as an effective medium of commerce by consumers and businesses. Rapid growth in the use of the Internet and other online services is a recent development and we are unsure whether that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt and continue to use the Internet and other online services as a medium of commerce. To be successful, we must rely on consumers and businesses, who have historically used traditional means of commerce to purchase products, accepting and utilizing new ways of conducting business and exchanging information over the Internet.

    In addition, the Internet may not be accepted as a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and Web performance improvements. If the Internet continues to experience significant growth in the number of users, frequency of use or an increase in bandwidth requirements, the Internet's infrastructure may not be able to support the demands placed upon it. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. If Congress, or other governing bodies both within and outside the United States, decides to alter materially the current approach to, and level of, regulation of the Internet, we may need to adapt our technology. Any required adaptation could cause us to spend significant amounts of time and money. If use of the Internet does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet does not effectively support growth that may occur, if government regulations change, or if the Internet does not become a viable commercial marketplace, our business could suffer.

WE DEPEND ON OUR SAPPHIRE/WEB PRODUCTS AND IF THE MARKET FOR THESE PRODUCTS DOES NOT CONTINUE TO GROW, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.

    Software license revenues from our Sapphire/Web software were $3.4 million or 42% of total revenues in 1998 and $4.7 million or 72% of total revenues in the first six months of 1999. We expect to continue to be dependent upon the Sapphire/Web software products in the future, and any factor adversely affecting the market for Web application server software in general, or our software in particular, would adversely affect our ability to generate revenues. The market for Web application server software is competitive, highly fragmented and characterized by rapid technological change. Our future financial performance will depend in large part on the successful development, introduction and customer acceptance of our new products and product enhancements in a timely and cost effective manner. After the offering, we expect to commit significant resources to market and further develop the Sapphire/Web software products and enhance the brand awareness of Sapphire/Web products. The market for our software may not continue to grow or may grow at a slower rate than we expect. Furthermore, the market may not accept our products. If this market fails to grow or grows more slowly than we anticipate, or if the market fails to accept our products, our business could suffer.

IF THE MARKET'S ACCEPTANCE AND ADOPTION OF JAVA AND XML SERVER TECHNOLOGIES DOES NOT CONTINUE, OUR FUTURE RESULTS MAY SUFFER.

    Our Sapphire/Web product is 100% Pure JAVA. JAVA is a programming language developed by Sun Microsystems. Therefore, the continued acceptance of our products in the marketplace depends on JAVA's acceptance as a standard programming language. If Sun Microsystems were to make significant changes to the JAVA language or fail to correct defects and limitations in its products, our ability to continue to improve and ship our products could be impaired. In the future, our customers may also require the ability to deploy our products on platforms for which technically acceptable JAVA implementations either do not exist or are not available on commercially reasonable terms.

    In January 1999, we introduced a product based on a document format for the Web called XML, or extensible mark-up language. We cannot be sure that XML technology will be adopted as a standard, that XML-based products will achieve broad market acceptance, that our XML products will be accepted or that other superior technologies will not be developed. The failure of XML technology to become a standard or the failure of our XML products to achieve broad acceptance could adversely affect our ability to generate revenues. The XML server technology is one of several competing technologies used in information exchange and Internet commerce. We intend to continue to invest substantial resources in our XML products.

INTENSE COMPETITION AND INCREASING CONSOLIDATION IN OUR INDUSTRY COULD CREATE STRONGER COMPETITORS AND HARM OUR BUSINESS.

    The market for our products is intensely competitive, highly fragmented, characterized by rapid technological change and significantly affected by new product introductions. Recent acquisitions of several of our competitors by large software companies and other market activities of industry participants have increased the competition in our market. Our competitors consist of a number of private and public companies including, among others: BEA Systems which acquired WebLogic; IBM; Microsoft; Oracle; and Sun Microsystems, which acquired NetDynamics and the rights to Netscape's Application Server. In addition, we face competition from in-house software developers who may develop some or all of the functionality that our products provide. Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, a broader range of products to offer and a larger installed base of customers than us, any of which could provide them with a significant competitive advantage.

    We expect to face increased competition in the future from our current competitors. In addition, new competitors, or alliances among existing and future competitors, may emerge and rapidly gain significant market share. We also may face increased competition from existing large business application software vendors that may broaden their product offerings to include Web application server software. Their significant installed customer bases and abilities to offer a broad solution and price these new products as incremental add-ons to existing systems could provide them with a significant competitive advantage.

OUR CUSTOMERS ARE CONCENTRATED AND THE LOSS OF ONE OF OUR LARGEST CUSTOMERS COULD CAUSE OUR REVENUES TO DROP QUICKLY AND UNEXPECTEDLY.

    Our top ten customers for the year ended December 31, 1998 and the six months ended June 30, 1999 in the aggregate accounted for approximately 39% and 66%, respectively, of our revenues. Hewlett-Packard accounted for more than 10% of our revenues for the year ended December 31, 1998 and OpenConnect accounted for more than 10% of our revenues for the six months ended June 30, 1999. We expect that a small number of customers will continue to account for a substantial portion of revenues in any given quarter in the foreseeable future, although it is unusual for the same customer to account for a substantial amount of revenues in each of several quarters. As a result, our inability to secure major customers during a given period or the loss of any one major customer could cause our revenues to drop quickly and unexpectedly.

IF WE FAIL TO DEVELOP NEW PRODUCTS AND SERVICES IN THE FACE OF OUR INDUSTRY'S RAPIDLY EVOLVING TECHNOLOGY, OUR FUTURE RESULTS MAY BE ADVERSELY AFFECTED.

    Due to the recent emergence of the Internet and the Web as a forum for conducting business, the market for Web application server systems in which we participate is subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. Our growth and future operating results will depend in part upon our ability to enhance existing applications and develop and introduce new applications or components that:

    - meet or exceed technological advances in the marketplace;

    - meet changing customer requirements;

    - achieve market acceptance;

    - integrate successfully with third party software; and

    - respond to competitive products.

    Our product development and testing efforts have required, and are expected to continue to require, substantial investment. We may not possess sufficient resources to continue to make the necessary investments in technology. In addition, we may not successfully identify new software opportunities and develop and bring new software to market in a timely and efficient manner. If we are unable, for technological or other reasons, to develop and introduce new and enhanced software in a timely manner, we may lose existing customers and fail to attract new customers, resulting in a decline in revenues.

OUR STOCK HAS NOT TRADED PUBLICLY, AND AFTER THIS OFFERING ITS MARKET PRICE MAY FLUCTUATE WIDELY.

    Prior to this offering, there has been no public market for our common stock. The market price of our common stock could fluctuate substantially due to:

    - quarterly fluctuations in operating results;

    - announcements of new products or product enhancements by us or our competitors;

    - technological innovations by us or our competitors;

    - general market conditions or market conditions specific to our or our customers' industries; and

    - changes in earnings estimates or recommendations by analysts.

    Stock prices of Internet-related companies have been highly volatile. Our initial public offering price may not be indicative of the price of our stock that will prevail in the trading market. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has at times been instituted against that company. If we become subject to securities litigation, we could incur substantial costs and experience a diversion of management's attention and resources.

THE UNPREDICTABILITY OF OUR QUARTERLY OPERATING RESULTS MAY ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK.

    Quarterly fluctuations in operating results may be caused by:

    - changes in the growth rate of Internet usage;

    - fluctuations in the demand for our products and services;

    - the level of product and price competition in our markets;

    - the timing and market acceptance of new product introductions and upgrades by us or our competitors;

    - our success in expanding our customer support and marketing and sales organizations;

    - the size and timing of individual transactions;

    - delays in, or cancellations of, customer implementations;

    - customers' budget constraints;

    - the level of product development expenditures;

    - our ability to control costs; and

    - general economic conditions.

    Many of these factors are not in our control. In addition, we also experience seasonality which causes us to typically recognize a disproportionately greater amount of our revenues for any fiscal year in our fourth quarter and a disproportionately lesser amount in our first quarter, due largely to sales force quota practices in the software industry and to customer budgeting processes.

WE NEED TO MANAGE OUR GROWTH EFFECTIVELY OR WE MAY NOT SUCCEED.

    We are a growing company. Our ability to manage our growth will depend in large part on our ability to generally improve and expand our operational and sales and marketing capabilities, to develop the management skills of our managers and supervisors, many of whom have been employed by us for a relatively short time, and to train, motivate and manage both our existing employees and the additional employees that may be required. Additionally, we may not adequately anticipate all of the demands that growth may impose on our systems, procedures and structure. Any failure to adequately anticipate and respond to these demands or manage our growth effectively would have a material adverse effect on our future prospects.

THE DEVELOPMENT OF INTERNATIONAL OPERATIONS WILL CAUSE US TO FACE ADDITIONAL RISKS.

    We expect to expand our international operations and international sales and marketing efforts, initially, by opening regional sales and support offices in Europe and Asia Pacific within the next twelve months. We have limited experience in marketing, selling and distributing our products and services internationally. International operations, including operations in those regions that we are targeting, are subject to the following risks:

    - recessions in foreign economies;

    - political and economic instability;

    - fluctuations in currency exchange rates;

    - difficulties and costs of staffing and managing foreign operations;

    - potentially adverse tax consequences;

    - reduced protection for intellectual property rights in some countries; and

    - changes in regulatory requirements.

OUR FAILURE TO MAINTAIN ONGOING SALES THROUGH A LIMITED NUMBER OF INDIRECT CHANNELS MAY RESULT IN LOWER REVENUES.

    We derive over 75% of our license revenues through a limited number of independent software vendors, systems integrators, distributors and resellers. Although we intend to increase our marketing and direct sales efforts, we expect that a limited number of these indirect channels will continue to account for a significant portion of our revenues in any given quarter in the foreseeable future. To be successful, we must continue to foster and maintain our existing indirect channels, as well as develop new relationships. The loss of, or reduction in orders through, existing indirect channels or the failure to develop new indirect channel relationships could cause our revenues to decline and have a material adverse effect on our business.

IF WE LOSE OUR KEY PERSONNEL, OR FAIL TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, THE SUCCESS AND GROWTH OF OUR BUSINESS MAY SUFFER.

    A significant portion of our senior management team has been in place for a relatively short period of time. Our success will depend to a significant extent on their ability to gain the trust and confidence of our other employees and to work effectively as a team.

    Our future success will also depend significantly on our ability to attract, integrate, motivate and retain additional highly skilled technical, managerial, sales, marketing, and services personnel. Competition for skilled personnel is intense, and we may not be successful in attracting, motivating and retaining the personnel required to grow and operate profitably. Failure to attract, integrate, motivate and retain highly skilled personnel could adversely affect our business, especially our ability to develop new products and enhance existing products.

THE LENGTHY AND VARIABLE SALES CYCLES OF OUR SAPPHIRE/WEB PRODUCT COULD CAUSE SIGNIFICANT FLUCTUATION IN OUR QUARTERLY RESULTS.

    Our Sapphire/Web software is generally used for mission-critical or enterprise-wide purposes and involves a significant commitment of resources by our customers. A customer's decision to license our Sapphire/Web software generally involves the evaluation of the available alternatives by a significant number of personnel in various functional and geographic areas, each often having specific and conflicting requirements. Accordingly, we typically must expend substantial resources educating prospective customers about the value of our Sapphire/Web software solutions. For these reasons, the length of time between the date of initial contact with the potential customer and the execution of a software license agreement typically ranges from three to six months, and is subject to delays over which we have little or no control. As a result, our ability to forecast the timing and amount of specific sales is limited and the delay or failure to complete one or more large license transactions could cause our operating results to vary significantly from quarter to quarter.

THE FAILURE TO IMPLEMENT SUCCESSFULLY OUR SAPPHIRE/WEB SOFTWARE COULD RESULT IN DISSATISFIED CUSTOMERS AND DECREASED SALES.

    Implementation of our Sapphire/Web software often involves a significant commitment of financial and other resources by our customers. The customer's implementation cycle can be lengthy due to the size and complexity of their systems and operations. In addition, our customers rely heavily on third party systems integrators to assist them with the installation of the Sapphire/Web software. Our failure or the failure of our alliance partners, our customers or our third party integrators to implement successfully our Sapphire/Web software could result in dissatisfied customers which could adversely affect our reputation.

WE MAY REQUIRE FUTURE ADDITIONAL FUNDING TO STAY IN BUSINESS.

    Over time, we may require additional financing for our operations. Additionally, we periodically review other companies' product lines and technologies for potential acquisition. Any material acquisitions or joint ventures could require additional financing. This additional financing may not be available to us on a timely basis if at all, or, if available, on terms acceptable to us. Moreover, additional financing may cause dilution to existing stockholders.

CAPACITY RESTRICTIONS COULD REDUCE THE DEMAND AND UTILITY OF OUR PRODUCTS.

    Concurrency restrictions can limit Internet deployment and use capacity. The boundaries of our Sapphire/Web software and Bluestone XML server capacity, in terms of numbers of concurrent users or interactions, are unknown because, to date, no customer or testing environment has reached these boundaries. The Sapphire/Web software's or the Bluestone XML server's capacity boundaries may, at some future time, be reached and, when reached, may be insufficient to enable our customers to achieve their desired levels of information deployment and exchange. We may lose customers or fail to gain new customers if either of the Sapphire/Web software's or the Bluestone XML server's capacity boundary limits the ability of our customers to achieve expected levels of information deployment and exchange or Internet commerce transactions.

OUR LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY.

    Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and, though we are unable to determine the extent to which piracy of our software products exists, we expect software piracy to be a problem. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Furthermore, our competitors may independently develop technology similar to ours.

    The number of intellectual property claims in our industry may increase as the number of competing products grows and the functionality of products in different industry segments overlaps. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to current or future products. Any of these claims, with or without merit, could be time consuming to address, result in costly litigation, cause product shipment delays or require us to enter into royalty or license agreements. These royalty or license agreements might not be available on terms acceptable to us or at all, which could have a material adverse effect on our business.

OUR FAILURE TO OBTAIN OR MAINTAIN THIRD PARTY LICENSES COULD HARM OUR BUSINESS.

    We have in the past and may in the future, resell, under license, certain third party software that enables our software to interact with other software systems or databases. In addition, we license certain software technology used to develop our software. The loss or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software could be identified and licensed or compiled, which could adversely affect our business.

WE MAY BE SUBJECT TO FUTURE PRODUCT LIABILITY CLAIMS AND OUR PRODUCTS' REPUTATIONS MAY SUFFER.

    Many of our installations involve projects that are critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. Any failure in a customer's system could result in a claim for substantial damages against us, regardless of our responsibility for the failure. Although our license agreements with our customers typically contain provisions designed to limit contractually our liability for damages arising from negligent acts, errors, mistakes or omissions, it is possible that these provisions will not be enforceable in certain instances or would otherwise not protect us from liability for damages. Although we maintain general liability insurance coverage, this coverage may not continue to be available on reasonable terms or at all, or may be insufficient to cover one or more large claims.

    We have entered into and plan to continue to enter into agreements with strategic alliance partners whereby we license our software products for integration with the alliance partners' software. If an alliance partner's software fails to meet customer expectations or causes a failure in its customer's systems, the reputation of our software products could be materially and adversely affected even if our software products performed in accordance with their functional specifications.

YEAR 2000 PROBLEMS MAY DISRUPT OUR BUSINESS.

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date field. Beginning in the year 2000, these date fields will need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates. As a result, over the next several months, computer systems and/or software used by many companies may need to be upgraded to comply with these "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with compliance. While our software products are not time/ date sensitive, many of the third party software applications run by our customers are time/date sensitive. In addition, we have in the past resold third party software that may not be Year 2000 compliant.

    We may experience unanticipated problems and costs caused by undetected errors or defects in the software used in our internal systems related to the Year 2000 transition. If our internal computer systems are not Year 2000 compliant then we or our customers may suffer system failures or miscalculations that could cause disruptions of operations.

    In addition, we believe that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues in a variety of ways. Many companies are expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by us.

    Our reasonable worst case scenarios include:

    - exposure to potential business disruption and resulting claims, whether with or without merit;

    - temporary inability to process transactions internally, to send invoices to vendors and customers or to engage in similar normal business activities; and

    - postponed or delayed sales because existing and potential customers may choose to defer purchasing, or reduce funds available to purchase, software products such as those offered by us.

    Our insurance coverage may not cover or be adequate to offset these and other business risks related to the Year 2000.

OUR EXECUTIVE OFFICERS AND DIRECTORS AND THEIR AFFILIATES WILL OWN A LARGE PERCENTAGE OF OUR VOTING STOCK AND WILL HAVE THE ABILITY TO MAKE DECISIONS THAT COULD ADVERSELY AFFECT OUR STOCK PRICE.


    Following the completion of this offering, our executive officers, directors and their affiliates will beneficially own approximately 65% of the outstanding shares of common stock, or 61% if the underwriters' over allotment option is exercised in full. As a result, these stockholders will be able to control all matters requiring stockholder approval and, thereby, our management and affairs. Matters that require stockholder approval include:


    - election of directors;

    - approval of mergers or consolidations; and

    - sale of all or substantially all of our assets.

    This concentration of ownership may delay, deter or prevent acts that would result in a change of control of Bluestone, which in turn could reduce the market price of our common stock.

INVESTORS IN THIS OFFERING WILL INCUR IMMEDIATE DILUTION PER SHARE OF THE COMMON STOCK BASED ON ITS BOOK VALUE AFTER THE OFFERING.


    The anticipated initial public offering price is substantially higher than the book value of our common stock. At the assumed initial offering price of $14.00 per share, the book value of the common stock after the offering will be $3.90 per share. This represents an immediate and substantial dilution per share of the common stock. The dilution per share represents the difference between the amount per share paid by the purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. In addition, to the extent outstanding options are exercised, there will be further dilution to new investors.


OUR CHARTER AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER EVEN IF BENEFICIAL TO STOCKHOLDERS.

    At the time we complete this offering, our charter and our bylaws, in conjunction with Delaware law, will contain provisions that could make it more difficult for a third party to obtain control of Bluestone even if doing so would be beneficial to stockholders. For example, we anticipate that our charter will provide for a classified board of directors and restrict the ability of stockholders to call a special meeting. Our bylaws will allow the board of directors to expand its size and fill any vacancies without stockholder approval.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

    The market price of our common stock could decline as a result of sales by our existing stockholders or the perception that those sales may occur. These sales could also make it more difficult for us to raise funds through equity offerings in the future at a time and at a price that we think is appropriate.

    After completion of this offering, the current holders of most of our common stock and all of our preferred stock outstanding prior to this offering, as well as the holders of outstanding warrants, will be entitled to registration rights with respect to their common stock or the common stock underlying their convertible securities. If these holders, by exercising their registration rights, cause a large number of securities to be registered and sold in the public market, these sales could have an adverse effect on the market price for our common stock. If we were to include, in a registration statement initiated by us, shares held by these holders pursuant to the exercise of their registration rights, these sales may have an adverse effect on our ability to raise needed capital.

                           FORWARD-LOOKING STATEMENTS

    Some statements in this prospectus constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Such factors include those described in "Risk Factors." The forward-looking statements included in this prospectus may prove to be inaccurate. In light of the significant uncertainties inherent in these forward-looking statements, you should not consider this information to be a guarantee by us or any other person that our objectives and plans will be achieved.

                                USE OF PROCEEDS


    The net proceeds to us from the sale of 4,000,000 shares of common stock, at an assumed initial public offering price of $14.00 per share, will be approximately $51.1 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders if the underwriters' over-allotment option is exercised. While we have not determined the specific allocation of the net proceeds of this offering, we currently intend to use the net proceeds for product development, sales and marketing and working capital.


    Pending their application as described above, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

    We intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying cash dividends for the foreseeable future. Under our current credit facility, we are prohibited from paying dividends except those accruing to outstanding preferred stock. As of June 30, 1999, there were $1.7 million in accrued dividends on our convertible preferred stock. Upon the conversion of the preferred stock into common stock, we are required to pay to the holders of the preferred stock being converted all accumulated and unpaid cash dividends, whether or not declared, with respect to the preferred stock. However, if requested by any holder of the shares of preferred stock being converted and approved by the holders of a majority of the then outstanding shares of common stock, the holder may exchange all or any portion of the accumulated and unpaid cash dividends into shares of common stock at the then fair market value of the common stock.

                                 CAPITALIZATION

    The following table sets forth our unaudited total capitalization as of June 30, 1999:

    - on an actual basis;


    - on a pro forma basis assuming the conversion of all outstanding shares of preferred stock and accrued dividends on preferred stock into 10,462,703 shares of common stock; and



    - on an adjusted basis to give effect to the receipt of the net proceeds from our sale of 4,000,000 shares of common stock in this offering at an assumed public offering price of $14.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.


    In the following table, stockholders' equity excludes:


    - 218,750 shares of common stock issued in September 1999 upon the conversion of a convertible note payable to Mark Baiada, a former director, in the principal amount of $500,000;


    - 2,663,589 shares of common stock issuable upon the exercise of outstanding stock options granted as of June 30, 1999 under our Amended and Restated 1996 Incentive and Non-Qualified Stock Option Plan and 275,534 shares reserved for issuance under such plan;

    - 156,250 shares reserved for issuance under our Director Compensation Plan;

    - 9,766 shares of common stock issuable upon the exercise of a warrant to purchase common stock issued to Silicon Valley Bank;

    - 150,448 shares of common stock issuable upon the exercise of a warrant to purchase common stock issued to Deutsche Bank Securities Inc.; and

    - 137,608 shares of common stock issuable upon the exercise of warrants issued to certain holders of the preferred stock.

    You should read this information together with our financial statements and the corresponding notes included elsewhere in this prospectus.


                                                                          JUNE 30, 1999
                                                                ---------------------------------
                                                                 ACTUAL     PRO FORMA   ADJUSTED
                                                                ---------  -----------  ---------
                                                                         (IN THOUSANDS)
Short-term borrowings, including current portion of long-term
  debt........................................................  $   1,108   $   1,108   $   1,108
Long-term debt, less current portion..........................      1,654       1,654       1,654
                                                                ---------  -----------  ---------
  Total debt..................................................      2,762       2,762       2,762
                                                                ---------  -----------  ---------
Mandatorily redeemable convertible preferred stock............     40,453          --          --
                                                                ---------  -----------  ---------
Stockholders' equity (deficit):
  Common Stock, par value $0.001; 53,800,000 shares
    authorized, 2,819,955 shares issued and outstanding
    actual; 13,282,658 shares issued and outstanding pro
    forma; 17,282,658 shares issued and outstanding
    adjusted..................................................          3          13          17
  Common stock warrants.......................................      1,900       1,900       1,900
  Deferred compensation.......................................     (1,303)     (1,303)     (1,303)
  Additional paid-in capital..................................      1,630      42,073      93,198
  Accumulated deficit.........................................    (26,410)    (26,410)    (26,410)
                                                                ---------  -----------  ---------
  Total stockholders' equity (deficit)........................    (24,180)     16,273      67,403
                                                                ---------  -----------  ---------
  Total capitalization........................................  $  19,035   $  19,035   $  70,165
                                                                ---------  -----------  ---------
                                                                ---------  -----------  ---------

                                    DILUTION


    Our pro forma net tangible book value as of June 30, 1999 was $16.3 million or $1.23 per share of common stock. We determined our pro forma net tangible book value per share by subtracting our total liabilities from our total tangible assets and dividing that number by 13,282,658 pro forma shares of common stock outstanding as of June 30, 1999. The pro forma information provided immediately above and in the two tables below gives effect to:


    - the conversion of all outstanding shares of preferred stock into common stock; and

    - the assumed conversion of accrued dividends on preferred stock into common stock.


    Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately following this offering. Assuming an initial offering price of $14.00 per share after giving effect to our sale of shares of common stock in this offering and after deducting the estimated underwriting discount and commissions and our estimated offering expenses, our pro forma net tangible book value as of June 30, 1999 would have been $67.4 million or $3.90 per share of common stock. This represents an immediate increase in net tangible book value of $2.67 per share to existing stockholders and an immediate dilution of $10.10 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share..............             $   14.00
  Pro forma net tangible book value per share as of June 30,
    1999.....................................................  $    1.23
  Increase per share attributable to new investors...........       2.67
                                                               ---------
Adjusted pro forma net tangible book value per share as of
  June 30, 1999..............................................                  3.90
                                                                          ---------
Dilution per share to new investors..........................             $   10.10
                                                                          ---------
                                                                          ---------



    The following table summarizes on a pro forma basis as of June 30, 1999 the difference between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid. The information presented is based upon an assumed initial public offering price of $14.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses.



                                                             SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                                         -------------------------  --------------------------   PRICE PER
                                                            NUMBER       PERCENT       AMOUNT        PERCENT       SHARE
                                                         ------------  -----------  -------------  -----------  -----------
Existing stockholders..................................    13,282,658         77%   $  43,297,000         44%    $    3.26
New investors..........................................     4,000,000         23%      56,000,000         56%    $   14.00
                                                         ------------       -----   -------------       -----
Total..................................................    17,282,658        100%   $  99,297,000        100%    $    5.75
                                                         ------------       -----   -------------       -----
                                                         ------------       -----   -------------       -----


    The tables above assume no exercise of outstanding stock options or warrants and exclude:


    - 218,750 shares of common stock issued in September 1999 upon the conversion of a convertible note payable to Mark Baiada, a former director, in the principal amount of $500,000;


    - 2,663,589 shares of common stock issuable upon the exercise of outstanding stock options granted as of June 30, 1999 under our option plan with a weighted average exercise price of $4.01 per share and 275,534 shares reserved for issuance under the option plan;

    - 156,250 shares reserved for issuance under our director compensation plan;

    - 9,766 shares of common stock issuable upon the exercise of a warrant to purchase common stock issued to Silicon Valley Bank with an exercise price of $2.56 per share;

    - 150,448 shares of common stock issuable upon the exercise of a warrant to purchase common stock issued to Deutsche Bank Securities Inc. exercisable at $8.70 per share; and

    - 137,608 shares of common stock issuable upon the exercise of warrants issued to certain holders of the preferred stock with a weighted average exercise price of $2.06 per share.

    To the extent that outstanding options or warrants are exercised or the convertible note is converted, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

    The selected financial data set forth below as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 have been derived from our audited financial statements included elsewhere in this prospectus. The selected financial data set forth below as of December 31, 1995 and 1996 and for the year ended December 31, 1995 have been derived from our audited financial statements not included in this prospectus. The selected financial data as of and for the year ended December 31, 1994, and as of and for the six months ended June 30, 1998 and 1999 have been derived from unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of our financial position and results of operations. The pro forma balance sheet data assumes the conversion of all outstanding preferred stock and accrued dividends on preferred stock into common stock. The pro forma net loss per share amounts reflect the outstanding preferred stock during each period presented and corresponding accrued dividends through June 30, 1999, on an as converted basis. The selected financial data are not necessarily indicative of results to be expected for any future period and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, including the notes thereto included elsewhere in this prospectus.

                                                                                                             SIX MONTHS ENDED
                                                                  YEARS ENDED DECEMBER 31,                       JUNE 30,
                                                    -----------------------------------------------------  --------------------
                                                      1994       1995       1996       1997       1998       1998       1999
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software license fees...........................  $      --  $      --  $   1,475  $   2,337  $   3,391  $   1,192  $   4,727
  Services........................................         --         --         43      2,179      3,620      1,707      1,865
  Third party products and related services.......      6,074      6,950      6,555      5,225      1,107        932         --
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total revenues..............................      6,074      6,950      8,073      9,741      8,118      3,831      6,592
Cost of revenues:
  Software license fees...........................         --         --        113        202        259         96        156
  Services........................................         --         --        305      2,516      4,433      2,078      2,467
  Third party products and related services.......      3,502      3,975      4,261      2,798        643        535         --
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total cost of revenues......................      3,502      3,975      4,679      5,516      5,335      2,708      2,623
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit......................................      2,572      2,975      3,394      4,225      2,783      1,122      3,969
Operating expenses:
  Sales and marketing.............................      1,226      1,836      3,005      5,131      9,551      3,748      6,185
  Product development.............................        246        458        702      1,295      2,474        904      1,869
  General and administrative......................        724        841      1,515      1,616      2,316        950      2,124
  Amortization of stock-based compensation........         --         --         --         --         --         --        112
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total operating expenses....................      2,196      3,135      5,222      8,042     14,341      5,601     10,290
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from operations.....................        376       (160)    (1,828)    (3,817)   (11,558)    (4,479)    (6,321)
Interest expense, net.............................        (30)       (41)       (50)       (80)       (47)       (34)    (1,148)
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from continuing operations..........        346       (201)    (1,878)    (3,896)   (11,605)    (4,512)    (7,469)
Income (loss) from discontinued operations........        300        497       (738)        99         --         --         --
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss).................................        646        296     (2,616)    (3,798)   (11,605)    (4,512)    (7,469)
Accretion of preferred stock redemption value.....         --         --         --       (240)      (846)      (308)      (779)
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) available to common
  stockholders....................................  $     646  $     296  $  (2,616) $  (4,038) $ (12,451) $  (4,820) $  (8,247)
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic and diluted net income (loss) per share:
  Continuing operations...........................  $    0.12  $   (0.07) $   (0.67) $   (1.39) $   (4.12) $   (1.60) $   (2.65)
  Discontinued operations.........................       0.11       0.18      (0.26)      0.04         --         --         --
  Accretion of preferred stock redemption value...         --         --         --      (0.09)     (0.30)     (0.11)     (0.28)
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    $    0.23  $    0.11  $   (0.93) $   (1.44) $   (4.42) $   (1.71) $   (2.93)
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Shares used in computing net income (loss) per
  share...........................................      2,813      2,813      2,813      2,813      2,814      2,814      2,815

Pro forma basic and diluted net loss per share
  from continuing operations......................                                              $   (1.35)            $   (0.68)
                                                                                                ---------             ---------
                                                                                                ---------             ---------
Shares used in computing pro forma basic and
  diluted net loss per share......................                                                  8,628                10,929

                                                                 AS OF DECEMBER 31,                     AS OF JUNE 30, 1999
                                                -----------------------------------------------------  ----------------------
                                                  1994       1995       1996       1997       1998      ACTUAL     PRO FORMA
                                                ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.....................  $     120  $     146  $   1,086  $   2,330  $   2,535  $  20,600   $  20,600
Working capital (deficit).....................      1,119      1,205       (640)       (48)      (340)    16,576      16,576
Total assets..................................      3,303      4,888      6,734      5,815      7,536     24,969      24,969
Long-term obligations, net of current
  portion.....................................        519        184        191      1,270      1,876      1,654       1,654
Mandatorily redeemable convertible preferred
  stock.......................................         --         --         --      5,331     17,415     40,453          --
Total stockholders' equity (deficit)..........      1,098      1,375     (1,269)    (5,703)   (18,147)   (24,180)     16,273

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

    We were incorporated in New Jersey in 1989 as Bluestone Consulting, Inc. Our primary business initially consisted of general information technology consulting on the UNIX platform and information technology staffing. In January 1991, we entered the software business and became a value added reseller of third party software products. We also began to develop software internally for sale to customers as part of our software business. In October 1995, our proprietary product, Sapphire/Web 1.0, was released.

    In March 1997, we reincorporated in Delaware and changed our name to "Bluestone Software, Inc." In April 1997, we spun off our consulting business to Bluestone Consulting, Inc. a newly formed Delaware corporation. Immediately after the spin-off, our business consisted of two product lines:

    - Sapphire/Web, our proprietary software product; and

    - third party graphical user interface software products, which we resold to our customers.

    For the year ended December 31, 1997, the Sapphire/Web products and related services generated approximately $4.5 million in revenues, while third party products and related services contributed approximately $5.2 million.

    In 1998, we decided to focus on internally developed software products and curtail the licensing and services related to third party products. Beginning in March 1998, we increased our sales and marketing efforts and hired new management. We hired a significant number of sales personnel throughout the country in order to develop a nationwide presence and generate increased revenue. The positioning and feature set of the Sapphire/Web product was shifted from a low-cost development tool to an enterprise-wide software solution for Internet applications. For the year ended December 31, 1998, the Sapphire/Web products and related services generated approximately $7.0 million in revenues, while third party products and related services contributed approximately $1.1 million. In January 1999, we released Bluestone XML-Server, which represents a new generation of specialized Web application server focused on Internet commerce. In May 1999, Release 6 of Sapphire/Web was made generally available.

OVERVIEW

    Our fiscal year end is December 31. References to 1996, 1997 or 1998 mean the fiscal year ended December 31 unless otherwise indicated.

    We generate revenue from two principal sources:

    - license fees for our software products; and

    - professional services and support revenue derived from consulting, training and maintenance services related to our software products.

    In 1998, one customer accounted for 11% of our total product and services revenues and in the six months ended June 30, 1999, one customer accounted for 29% of our total product and services revenues. Our top 10 customers represented 34%, 39% and 66% of total revenues in 1997, 1998 and in the six months ended June 30, 1999, respectively.

    SOFTWARE LICENSE FEES. Typically, our customers pay an up-front, one-time fee for a perpetual license of our software. The amount of the fee is based on the number of developer seats and server interactions. A pricing model based on the number of processors within a server is also available. We also sell annual and multi-year licenses, primarily to independent software vendors. We generally require a written license contract that typically provides for an initial payment within 30-60 days of contract signing. Certain multi-year license contracts contain payment terms that extend beyond one year. Pursuant to the American Institute of Certified Public Accountants' Statement of Position 97-2, any amounts due under contract beyond one year are not deemed to be fixed and determinable and therefore are deferred and recognized as revenue when the payments become due.

    Prior to 1998, software licenses were principally the result of direct sales to end-users. Beginning in 1998, we began to focus on channel marketing. This has resulted in significant sales of products sold through independent software vendors, resellers and systems integrators. We believe that these alliances have helped to maximize our exposure in the marketplace. Furthermore, we have experienced, and expect to continue to experience, significant variation in the size of individual licensing transactions, ranging from small sales of perpetual developer licenses to large, multi-year licensing arrangements with independent software vendors.

    We generally recognize license fee revenue when a formal agreement exists, delivery of the product has occurred, no production, modification, customization or implementation obligations remain, the license fee is deemed fixed and determinable and collectibility is probable. Revenue from arrangements with distributors and resellers is not recognized until our product is delivered to the end-user.

    SERVICES REVENUE. Services revenue consists principally of revenue derived from consulting services provided to customers during implementation and integration of our software products, training of customers' employees and fees for ongoing maintenance, which consists of customer technical support services and unspecified product upgrades/enhancements on a when-and-if-available basis. Consulting and training services are typically delivered on a time and material basis and are typically completed within one month following license contract signing. Consulting services generally consist of simple installations and configurations. We recognize services revenue as the services are performed. Maintenance revenue is generally invoiced in advance and is recognized ratably over the term of the maintenance agreement, which is generally 12 months.

    COST OF SOFTWARE LICENSE FEES. Cost of software license fees consists primarily of the costs associated with the purchase of product CDs and related documentation and duplication costs.

    COST OF SERVICES. Cost of services consist primarily of salary and benefit costs of our consulting, support and training organizations, and are expensed when incurred. Additionally, from time to time we engage outside consultants to meet peaks in customer demand.

    SALES AND MARKETING. We license our products primarily through our indirect channels and direct sales force. Sales and marketing expenses consist primarily of personnel costs, commissions to employees, office facilities, travel and promotional events such as trade shows, advertising and public relations programs.

    PRODUCT DEVELOPMENT. We maintain an in-house development staff to enhance our existing products and to develop new ones. Product development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86 requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. We establish technological feasibility upon the completion of a working model. To date, we have expensed all software development costs due to the minimal level of development costs incurred subsequent to the establishment of technological feasibility.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses include our personnel and other costs of our finance, human resources and information services activities.

    STOCK-BASED COMPENSATION. The amount by which the fair market value of our common stock exceeded the exercise price of stock options on the date of grant is recorded as deferred compensation and is amortized to stock-based compensation expense as the options vest.

RESULTS OF OPERATIONS

    The following table sets forth statement of operations data for the periods indicated as a percentage of total revenues:

                                                                                  SIX MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,         JUNE 30,
                                                    ---------------------------   -----------------
                                                     1996      1997      1998      1998      1999
                                                    -------   -------   -------   -------   -------
                                                          (AS A PERCENTAGE OF TOTAL REVENUES)
Revenues:
  Software license fees...........................       18%       24%       42%       31%       72%
  Services........................................        1        22        44        45        28
  Third party products and related services.......       81        54        14        24        --
                                                    -------   -------   -------   -------   -------
      Total revenues..............................      100       100       100       100       100
Cost of revenues:
  Software license fees...........................        1         2         3         3         2
  Services........................................        4        26        55        54        37
  Third party products and related services.......       53        29         8        14        --
                                                    -------   -------   -------   -------   -------
      Total cost of revenues......................       58        57        66        71        40
                                                    -------   -------   -------   -------   -------
Gross profit......................................       42        43        34        29        60
Operating expenses:
  Sales and marketing.............................       37        53       118        98        94
  Product development.............................        9        13        30        24        28
  General and administrative......................       19        17        29        25        32
  Amortization of stock-based compensation........                                     --         2
                                                    -------   -------   -------   -------   -------
      Total operating expenses....................       65        83       177       146       156
                                                    -------   -------   -------   -------   -------

Loss from operations..............................      (23)      (39)     (142)     (117)      (96)

Interest expense, net.............................       (1)       (1)       (1)       (1)      (17)
                                                    -------   -------   -------   -------   -------
Loss from continuing operations...................      (23)%     (40)%    (143)%    (118)%    (113)%
                                                    -------   -------   -------   -------   -------
                                                    -------   -------   -------   -------   -------

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

SOFTWARE LICENSE FEES

    Sapphire/Web license fees were $4.7 million and $1.2 million for the six months ended June 30, 1999 and 1998, respectively. This increase of 296.6% was primarily due to a shift in our product position from a low-priced development tool to a high-end, high-priced enterprise software solution. This change in product position has resulted in increased revenues per customer. Additionally, we were able to concentrate solely on our Sapphire/Web products and services once we curtailed our graphical user interface product line in April 1998. In addition, we received payment under an extended license fee arrangement with one customer in February 1999, which accounted for approximately $1.9 million of our license fee revenue during the six months ended June 30, 1999.

SERVICES REVENUE

    Sapphire/Web services revenue was $1.9 million and $1.7 million for the six months ended June 30, 1999 and 1998, respectively, an increase of 9.3%. Services revenue remained relatively constant between the two periods due to a strategic change in the use of our professional staff. By the beginning of 1999, the main focus of the services organization had shifted to concentrate on short-term, installation-type engagements, usually 2-3 days in duration, rather than long-term implementation activities. These implementation activities are now performed primarily by systems integrators with which we have strategic alliances.

THIRD PARTY PRODUCTS AND RELATED SERVICES REVENUE

    Third party products and related services revenue was zero and $932,000 for the six months ended June 30, 1999 and 1998, respectively. This decrease was due to our decision in 1998 to curtail the licensing and services related to third party products so that we could focus on our proprietary products.

GROSS MARGIN--LICENSE FEES

    Our license fee gross margin increased to 96.7% for the six months ended June 30, 1999 from 91.9% for the same period in 1998. This increase was primarily due to the increase in revenue per customer. Our focus on positioning the product as an enterprise-wide solution has increased the revenue associated with each sale, while the cost of sales for the product has remained relatively constant.

GROSS MARGIN--SERVICES REVENUE

    Our services gross margin decreased to (32.3)% for the six months ended June 30, 1999 from (21.8)% for the same period in 1998. This was primarily due to the hiring and training of additional services personnel in advance of anticipated services revenue growth.

SALES AND MARKETING

    Sales and marketing expenses were $6.2 million and $3.7 million for the six months ended June 30, 1999 and 1998, respectively, an increase of 65.0%. Of this increase, $1.1 million was due to increases in payroll and related costs, recruiting costs and travel costs as a result of the growth in the number of sales personnel, $600,000 was due to increased advertising and trade show expenses, and $256,000 was due to increased commissions expense as a result of higher sales volume. We have increased our spending on sales and marketing because we believe that our sales and marketing efforts are essential for us to increase our market position and our product acceptance. The average number of sales and marketing employees for the six months ended June 30, 1999 was 54 compared to 42 for the six months ended June 30, 1998. We also incurred increases in variable marketing expenses due to increased trade show participation, direct mail campaigns and advertising in order to increase market awareness and gain market acceptance of our products. These costs as a percentage of revenue were 93.8% and 97.8% for the six months ended June 30, 1999 and 1998, respectively.

PRODUCT DEVELOPMENT


    Product development expenses were $1.9 million and $904,000 for the six months ended June 30, 1999 and 1998, respectively, an increase of 106.7%. These costs as a percentage of revenue were 28.3% and 23.6% for the six months ended June 30, 1999 and 1998, respectively. These increases were associated with the development of our new products, Sapphire/Web Release 6 and the Bluestone XML Suite. We believe that our product development investment is essential for us to maintain our market and technological competitiveness. Average development headcount for the six months ended June 30, 1999 and 1998 was 30 and 22, respectively.


GENERAL AND ADMINISTRATIVE


    General and administrative expenses were $2.1 million and $950,000 for the six months ended June 30, 1999 and 1998, respectively. Included in expenses for the six months ended June 30, 1999 were $577,000 for severance and consulting costs. The severance costs were related to the termination of certain executives, and the consulting costs were based upon the fair value of options issued to outside consultants. Excluding these costs, our general and administrative expenses were $1.5 million, an increase of 62.8% over the six months ended June 30, 1998. This increase was primarily due to payroll and related costs resulting from the addition of personnel to support the growth of our business. General and administrative expenses as a percentage of revenue were 32.2% and 24.8% for the six months ended June 30, 1999 and 1998, respectively. Excluding these severance and consulting costs, the expenses as a percentage of revenue decreased to 23.5%.

AMORTIZATION OF STOCK-BASED COMPENSATION

    Amortization of stock-based compensation was $112,000 and zero for the six months ended June 30, 1999 and 1998, respectively. Deferred compensation of $1.4 million arose due to the issuance of stock options at exercise prices below the fair market value of our common stock for accounting purposes relative to the hiring of key employees and directors during the three months ended June 30, 1999. Deferred compensation is included as a component of stockholders' equity and is being amortized by charges to operations over the vesting periods of the options. As of June 30, 1999, we had an aggregate of $1.3 million of deferred compensation to be amortized through June 30, 2003.

INTEREST EXPENSE

    Net interest expense was $1.1 million and $34,000 for the six months ended June 30, 1999 and 1998, respectively. This increase was due to the issuance of warrants to purchase 137,608 shares of common stock at the weighted exercise price of $2.06 per share in connection with the issuance of convertible subordinated bridge notes. Original issue discount interest cost of $1.1 million was recorded during the three months ended June 30, 1999 based upon the fair value of the warrants at the dates of issuance. The warrants are recorded as a component of stockholders' equity.

1998 COMPARED TO 1997

SOFTWARE LICENSE FEES

    Sapphire/Web license fees were $3.4 million and $2.3 million for 1998 and 1997, respectively. The increase of 45.1% was due to increased market acceptance of the Sapphire/Web software suite.

SERVICES REVENUE

    Sapphire/Web services revenue was $3.6 million and $2.2 million for 1998 and 1997, respectively. This increase of 66.1% was due to the increase in the number of consulting and training engagements associated with our growing customer base.

THIRD PARTY PRODUCTS AND RELATED SERVICES REVENUE

    Third party products and related services revenue was $1.1 million and $5.2 million for 1998 and 1997, respectively. This decrease was due to our decision in 1998 to curtail the sale of third party products and services.

GROSS MARGIN--LICENSE FEES

    Our license fee gross margin was 92.4% in 1998 and 91.4% in 1997, remaining relatively constant.

GROSS MARGIN--SERVICES REVENUE

    Our services gross margin decreased to (22.5)% in 1998 from (15.5)% in 1997. This decrease in the gross margin was primarily due to the hiring and training of additional personnel to support our growing installed base of customers and anticipated increase in future revenues.

SALES AND MARKETING

    Sales and marketing expenses were $9.6 million and $5.1 million in 1998 and 1997, respectively, an increase of 86.1%. These costs as a percentage of revenue increased to 117.7% in 1998 from 52.7% in 1997. These increases were primarily due to an increase in the number of sales and marketing personnel between March and September 1998, including the addition of a new Senior Vice President, Sales and a Senior Vice President, Marketing, as well as three Sales Vice Presidents. In 1998, we opened seven new remote sales offices in Georgia, California, Texas, Colorado and Illinois. Beginning in March 1998, we focused our marketing efforts on achieving market awareness of Bluestone and acceptance of our products, and subsequently incurred significant costs for trade show participation, advertising and direct mail campaigns.

PRODUCT DEVELOPMENT

    Product development expenses were $2.5 million and $1.3 million for 1998 and 1997, respectively, an increase of 91.0%. These costs as a percentage of revenue increased to 30.5% in 1998 from 13.3% in 1997. These increases were primarily due to an increase of $948,000 in payroll and related costs related to the hiring of additional developers, and $115,000 for additional rent and depreciation expense related to capital expenditures for software, hardware and equipment.

GENERAL AND ADMINISTRATIVE

    General and administrative expenses were $2.3 million and $1.6 million for 1998 and 1997, respectively. This increase of 43.3% was primarily due to increases in staff to support our growth. These costs as a percentage of revenue increased to 28.5% in 1998 from 16.6% in 1997.

1997 COMPARED TO 1996

SOFTWARE LICENSE FEES

    Sapphire/Web license revenue was $2.3 million and $1.5 million for 1997 and 1996, respectively. The increase of 58.4% was due to increased market acceptance of the Sapphire/Web software suite.

SERVICES REVENUE

    Sapphire/Web services revenue was $2.2 million and $43,000 for 1997 and 1996, respectively. This increase of $2.1 million was primarily due to an increase in the number of consulting and training engagements associated with our growing customer base.

THIRD PARTY PRODUCTS AND RELATED SERVICES REVENUE

    Third party products and related services revenue was $5.2 million and $6.6 million for 1997 and 1996, respectively. This decrease was due to a shift in our attention from third party products and services towards proprietary products and services.

GROSS MARGIN--LICENSE FEES

    Our license fee gross margin was 91.4% in 1997 and 92.3% in 1996, remaining relatively constant.

GROSS MARGIN--SERVICES REVENUE

    Our services gross margin increased to (15.5%) in 1997 from (609.3%) in 1996. This increase was primarily due to a significant increase in the sales of our product and the related consulting, training and maintenance services. We began to offer our maintenance services in 1996.

SALES AND MARKETING

    Sales and marketing expenses were $5.1 million and $3.0 million for 1997 and 1996, respectively. This increase of 70.7% was primarily due to increases in the number of sales and marketing personnel. These costs as a percentage of revenue increased to 52.7% in 1997 from 37.2% in 1996.

PRODUCT DEVELOPMENT

    Product development expenses were $1.3 million and $702,000 for 1997 and 1996, respectively, an increase of 84.5%. These costs as a percentage of revenue increased to 13.3% in 1997 from 8.7% in 1996. These increases were primarily due to the costs of hiring of additional developers.

GENERAL AND ADMINISTRATIVE

    General and administrative expenses were $1.6 million and $1.5 million for 1997 and 1996, respectively. This increase of 6.7% was primarily due to increases in staff to support our growth. These costs as a percentage of revenue decreased to 16.6% in 1997 from 18.8% in 1996.

SELECTED QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth unaudited quarterly statement of operations data for periods indicated. We derived this data from our unaudited financial statements, and, in our opinion, they include all adjustments necessary to present fairly the financial results for the periods. Results of operations for any previous fiscal quarter do not necessarily indicate what results may be for any future period.

                                                                             QUARTER ENDED
                                          ------------------------------------------------------------------------------------
                                          6/30/97   9/30/97  12/31/97   3/31/98  6/30/98  9/30/98  12/31/98   3/31/99  6/30/99
                                          -------   -------  --------   -------  -------  -------  --------   -------  -------
                                                                             (IN THOUSANDS)
Revenues:
  Software license fees.................  $  530    $   523  $   854    $   432  $   760  $ 1,354  $   845    $ 2,257  $ 2,470
  Services..............................     563        624      708        937      769    1,029      885      1,020      845
  Third party software and related
    services............................   1,176      1,181    1,272        785      147      114       61         --       --
                                          -------   -------  --------   -------  -------  -------  --------   -------  -------
      Total revenues....................   2,269      2,328    2,834      2,154    1,676    2,497    1,791      3,277    3,315
Cost of revenues:
  Software license fees.................      23         67       78         39       57      113       50         57       99
  Services..............................     624        682      865        985    1,093    1,192    1,163      1,338    1,129
  Third party software and related
    services............................     647        621      683        436       98       73       35         --       --
                                          -------   -------  --------   -------  -------  -------  --------   -------  -------
      Total cost of revenues............   1,294      1,370    1,626      1,460    1,248    1,378    1,248      1,395    1,228
                                          -------   -------  --------   -------  -------  -------  --------   -------  -------
Gross profit............................     975        958    1,208        694      428    1,119      543      1,882    2,087
Operating expenses:
  Sales and marketing...................   1,099      1,398    1,598      1,545    2,203    2,930    2,874      2,826    3,360
  Product development...................     299        338      376        360      544      704      866        904      964
  General and administrative............     381        434      439        447      502      666      701        635    1,489
  Amortization of stock-based
    compensation........................      --         --       --         --       --       --       --         --      112
                                          -------   -------  --------   -------  -------  -------  --------   -------  -------
      Total operating expenses..........   1,779      2,170    2,413      2,352    3,249    4,300    4,441      4,365    5,925
                                          -------   -------  --------   -------  -------  -------  --------   -------  -------
Loss from operations....................    (804)    (1,212)  (1,205)    (1,658)  (2,821)  (3,181)  (3,898)    (2,483)  (3,838)
Interest income (expense), net..........     (22)        12      (29)       (41)       8       42      (56)       (48)  (1,100)
                                          -------   -------  --------   -------  -------  -------  --------   -------  -------
Loss from continuing operations.........  $ (826)   $(1,200) $(1,234)   $(1,699) $(2,813) $(3,139) $(3,954)   $(2,531) $(4,938)
                                          -------   -------  --------   -------  -------  -------  --------   -------  -------
                                          -------   -------  --------   -------  -------  -------  --------   -------  -------

                                                                             QUARTER ENDED
                                       -----------------------------------------------------------------------------------------
                                       6/30/97   9/30/97   12/31/97   3/31/98   6/30/98   9/30/98   12/31/98   3/31/99   6/30/99
                                       -------   -------   --------   -------   -------   -------   --------   -------   -------
                                                                  (AS A PERCENTAGE OF TOTAL REVENUES)
Revenues:
  Software license fees..............     23%       22%       30%        20%       45%       54%        47%       69%         75%
  Services...........................     25        27        25         44        46        41         49        31          25
  Third party software and related
    services.........................     52        51        45         36         9         5          3        --          --
                                       -------   -------     ---      -------   -------   -------      ---     -------   -------
      Total revenues.................    100       100       100        100       100       100        100       100         100
Cost of revenues:
  Software license fees..............      1         3         3          2         3         5          3         2           3
  Services...........................     28        29        31         46        65        48         65        41          34
  Third party software and related
    services.........................     29        27        24         20         6         3          2        --          --
                                       -------   -------     ---      -------   -------   -------      ---     -------   -------
      Total cost of revenues.........     57        59        57         68        74        55         70        43          37
                                       -------   -------     ---      -------   -------   -------      ---     -------   -------
Gross profit.........................     43        41        43         32        26        45         30        57          63
Operating expenses:
  Sales and marketing................     48        60        56         72       131       117        160        86         101
  Product development................     13        15        13         17        32        28         48        28          29
  General and administrative.........     17        19        15         21        30        27         39        19          45
  Amortization of stock-based
    compensation.....................     --        --        --         --        --        --         --        --           3
                                       -------   -------     ---      -------   -------   -------      ---     -------   -------
      Total operating expenses.......     78        93        85        109       194       172        248       133         179
                                       -------   -------     ---      -------   -------   -------      ---     -------   -------
Loss from operations.................    (35)      (52)      (43)       (77)     (168)     (127)      (218)      (76)       (116)
Interest income (expense), net.......     (1)        1        (1)        (2)       --         2         (3)       (1)        (33)
                                       -------   -------     ---      -------   -------   -------      ---     -------   -------
Loss from continuing operations......    (36)%     (52)%     (44)%      (79)%    (168)%    (126)%     (221)%     (77)%      (149)%
                                       -------   -------     ---      -------   -------   -------      ---     -------   -------
                                       -------   -------     ---      -------   -------   -------      ---     -------   -------

    Our comparisons of operating results from 1996 to 1997 and from 1997 to 1998, and for the six months ended June 30, 1998 to the six months ended June 30, 1999, generally apply to the comparison of the results of operations for the nine quarters in the period ended June 30, 1999. Our third party products and related services revenue decreased during the four quarters of 1998 due to our decision to curtail the licensing of third party products so that we could focus our resources on our proprietary products. Our gross profit margin increased over the three quarters ended June 30, 1999 due to the increase in our proprietary software license revenue. The increase in general and administrative expenses for the three months ended June 30, 1999 resulted primarily from $577,000 of severance and consulting costs. Net interest expense increased during the three months ended June 30, 1999 due to the issuance of warrants with an original issue discount interest cost of $1.1 million in connection with the issuance of convertible bridge notes. See "Certain Transaction--Bridge Financing."

    Our quarterly operating results have varied in the past and may vary significantly in the future depending on many factors including, among others:

    - the size, timing and recognition of revenue from significant orders;

    - increases in operating expenses required for product development and marketing;

    - the timing and market acceptance of new products and product enhancements;

    - customer budget constraints;

    - our success in expanding our sales and marketing programs; and

    - general economic conditions.

    We believe that the purchase of our products is relatively discretionary and generally involves a significant commitment of capital. As a result, purchases of our products may be deferred or canceled in the event of a downturn in any potential customer's business or the economy in general. Accordingly, we believe that, while the quarterly period-to-period comparisons furnish important information about our revenues and expenses, they are not necessarily meaningful and should not be relied upon as indicators of future performance.

LIQUIDITY AND CAPITAL RESOURCES

    From our incorporation in 1989 through 1996, we primarily financed our operations and met our capital expenditure requirements through funds generated from operations and funds borrowed from lending institutions. From April 1997 through May 1999, we raised approximately $41.6 million of venture capital funding in order to expand the sales and marketing and product development efforts of the business. As of June 30, 1999 our primary sources of liquidity consisted of cash in excess of $20.6 million and $1.0 million of available borrowings under our $1.75 million revolving line of credit, which is secured by substantially all of our assets. As of June 30, 1999, the balance outstanding on our line of credit was $671,000. Borrowings under the line of credit are subject to a borrowing base of 80% of eligible accounts receivable. Interest on our line of credit is payable monthly at rates of prime plus .75%. We believe that our existing capital resources are sufficient to meet our capital requirements for the next 12 months.

    Net cash used for operating activities was $3.0 million in 1997, $10.3 million in 1998 and $4.7 million for the six months ended June 30, 1999. The cash used for operating activities was attributable primarily to net losses of $3.8 million, $11.6 million and $7.5 million in 1997, 1998 and the six months ended June 30, 1999, respectively.

    Net cash used in investing activities was $872,000 in 1997, $1.2 million in 1998 and $164,000 for the six months ended June 30, 1999. The cash used in investing activities related primarily to purchases of computers and software for internal use.

    Net cash provided by financing activities amounted to $5.1 million in 1997, $11.7 million in 1998 and $23.0 million for the six months ended June 30, 1999. In 1997, $4.8 million was provided from the sale of Series A preferred stock to certain venture capital investors, $920,000 was provided from borrowings under the available credit lines and $250,000 was provided from borrowings from a related party. In April 1998, approximately $11.2 million was provided from the sale of Series B preferred stock to certain venture capital investors. In May 1999, we sold 9,191,176 shares of Series C preferred stock for gross proceeds of $25.0 million, $1.35 million of which was comprised of the conversion of indebtedness under bridge financing incurred earlier in 1999. For more information on the bridge financing, see "Certain Transactions--Bridge Financing."

YEAR 2000 ISSUES

    GENERAL. Year 2000 issues relate to computer programs or hardware that have date-sensitive software or embedded chips that may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in other normal business activities.

    The term "computer programs and hardware" includes accounting, data processing and telephone/ PBX systems, in addition to other miscellaneous systems. These systems may contain imbedded technology, which complicates our identification, assessment, remediation and testing efforts.

    STATE OF READINESS. We have designed the current versions of our software products to be Year 2000 compliant, and do not anticipate any Year 2000 issues related to these products. However, some older versions of our software products that we no longer sell may not be Year 2000 compliant. Any customer using an older version of one of our products that is not Year 2000 compliant may need to upgrade to a newer, compatible version or discontinue using the software prior to January 1, 2000.

    We have performed an assessment of the Year 2000 readiness of our information technology systems, including the hardware and software we use to provide and deliver our products. Our testing to date has included our major infrastructure items, hardware platforms, telephone, voice mail and operating systems. All of the tested systems are compliant. Desktop computing, servers, switching and routing platforms have been inventoried and tested with only minor upgrades necessary to one router family. All personal computer systems have been tested and, where necessary, upgraded. By July 1999, we had largely completed the implementation of Year 2000 compliant internal computer applications for our main financial and order processing systems.

    We completed a Year 2000 simulation on our internal systems and software during the first quarter of 1999. Any discrepancies noted were corrected. Another testing cycle will be completed during the third quarter of 1999 to ensure that systems then not compliant or systems that are newly discovered to be non-compliant are remedied. No information technology projects have been delayed or deferred by our Year 2000 compliance program.

    As of January 1999, all third party vendors who provide us with systems or software were contacted and provided us with written assurances of their product's compliance. We have incorporated any recommended changes and upgrades wherever necessary. We have not used any independent verification or validation processes to verify the Year 2000 compliance of our third party vendors. In the event that one or more of our significant vendors or service providers are not Year 2000 compliant, due to undetected or embedded system components or technology, we believe that our results of operations will not be materially adversely affected and that our relationships with customers, vendors and others will not be materially adversely affected.

    We have also sought assurances of Year 2000 compliance from our material providers of items other than information technology. To date we have received approximately 95% of the necessary responses and will complete this portion of our investigations by the end of the third quarter 1999. We have not received notification from any vendor indicating that they are not Year 2000 compliant.

    COST AND RISK. We have funded our Year 2000 compliance efforts from our cash flow from operations and we have not incurred any significant costs to date related to Year 2000 issues and do not expect the cost of future Year 2000 issues to be material. Furthermore, we believe that Year 2000 issues will not pose significant operational problems for us.

    However, if all Year 2000 issues are not properly identified or if Year 2000 issues that are identified are not assessed, remediated and tested in a timely fashion, the Year 2000 issue may adversely impact our results of operations or adversely affect our relationships with customers, vendors or others. Also, we may experience operational difficulties caused by undetected errors or defects in embedded technologies that we use in our internal systems. Additionally, we cannot predict whether the Year 2000 issues of third parties will have a material adverse impact on our systems or results of operations.

    The costs and completion dates of our Year 2000 identification, assessment, remediation and testing efforts are based upon management's best estimates, which were derived using numerous assumptions regarding future events. We have not used any independent verification or validation process to assure the reliability of our risks and costs estimates. These estimates may prove to be inaccurate and actual results could differ materially from those currently anticipated. Specific factors that could cause these material differences include, but are not limited to, the ability to identify, assess, remediate and test all relevant products and services purchased from or by third parties and other similar uncertainties. In addition, variability of definitions of "compliance with Year 2000," and the myriad of different products and services and combinations thereof, used by our customers in connection with our products may lead to claims against us which we cannot currently estimate. The aggregate cost of defending and resolving such claims, if any, may adversely impact our results of operations.

    Year 2000 issues may affect the purchasing patterns of current and potential customers in a variety of ways. Many companies are expending significant resources to replace or remedy their current hardware and software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by us. Furthermore, our customers could be forced to postpone installations of our products due to dedication of resources to their own Year 2000 issues. We do not believe that there is any practical way to ascertain the extent of, and have no plan to address problems associated with, any reduction in purchasing resources of our customers. Any resulting reduction could have a material adverse effect on our business.

    To date, there has been no material negative impact on our financial condition or operations as a result of our Year 2000 compliance program.

    CONTINGENCIES. We have not yet completed an analysis of the operational problems and costs, including loss of revenues, that would be reasonably likely to result from our failure and the failure of certain third parties to complete efforts necessary to achieve Year 2000 compliance on a timely basis. We plan to identify the most likely worst case scenario and, if a contingency plan is required, finalize our plan by September 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We develop our products in the U.S. and have sold them primarily in North America. As a result, our financial results have not been affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In the future, we expect to increase our international operations which could increase our exposure to these factors.

    Our future interest income will be sensitive to changes in the general level of U.S. interest rates. However, we plan to invest our excess cash in short-term, investment-grade, interest-bearing securities and we have concluded that there is no material market risk exposure relating to these investments.

                                    BUSINESS

OUR COMPANY

    We believe we are a leading provider of software for enterprise interaction management, which enables businesses to extend information over the Web in a controlled manner and to support high volumes of users and interactions. This belief is based on our product performance and what we believe to be our relative share of the fragmented market for application server software. Our flagship product, Sapphire/Web, is a framework for JAVA Web application servers and is currently in Release 6. A Web application server is a software product that allows broad access to stored corporate information and applications to a variety of users, including customers, suppliers and employees, via the Web. We believe that our JAVA Web application server is the leading solution of its kind based on the breadth of its functionality. We believe that ours is the only product to adequately address the four defining elements of enterprise interaction management--development, deployment, integration and management--and therefore provides the most complete overall solution to our customers. In December 1998 at the Giga Information Group's Emerging Technology Conference, we demonstrated that our solution can meet the needs of virtually any enterprise by conducting a live simulation of an Internet commerce site running at a rate of over 100 million interactions per day. In January 1999, we released Bluestone XML-Server, which represents a new generation of specialized Web application server focused on commerce via the Internet.

    We participate in the following three separate markets:

    - THE MARKET FOR JAVA WEB APPLICATION SERVERS. In this market sector, enterprises employ our solutions to deploy their existing information technology assets for use in a Web environment, and to create new enterprise applications that are used via the Web.

    - THE MARKET FOR EXTENDING THE SUPPLY CHAIN. In this market sector, our products enable the "virtual corporation," which means they allow an enterprise to integrate its information assets with those of its partners, vendors and customers to improve collaboration utilizing Web technology in a highly secure and scalable environment.

    - THE MARKET FOR ENTERPRISE APPLICATION INTEGRATION. In this market sector, our products facilitate the integration of disparate computer systems within an enterprise. We believe we are particularly well positioned in this market, since the necessary capabilities, including standardizing corporate data formats and providing access to existing information systems, are two of the core strengths of our JAVA Web application server software.

    Our solutions are used by some of the world's leading companies, including ARI, AT&T, Deutsche Bank, Dreyfus Corporation, Eli Lilly, Hewlett-Packard, Houghton Mifflin Company, Just For Feet, MCI WorldCom, OpenConnect and Reliance National.

OUR INDUSTRY

    GROWTH IN INTERNET RELATED SOFTWARE

    The Internet has experienced dramatic growth, both in terms of the number of users and as a means of conducting commercial transactions, and is expected to continue to grow rapidly. According to a report prepared by the Computer Industry Almanac Inc., an independent research organization, the number of Internet users was over 150 million in 1998, and is expected to grow to over 720 million by the end of 2005.

    The increase of users and business activities on the Web has created a large and growing market for Web application software as existing businesses and new Web-based enterprises foster new revenue streams, significantly broaden information deployment, enable inter-enterprise collaboration and strive to reduce the cost of maintaining an ever-changing technology infrastructure. An International Data

Corporation report estimates that Internet-centric software, which accounted for $4.0 billion in revenue in 1997, will approach $16.0 billion by 2000 due to aggressive corporate adoption.

    THE RISE OF THE ENTERPRISE APPLICATION SERVER

    To date, most companies' use of Internet technology has consisted of employing Internet software products called Web servers to provide marketing material through their Web sites. This technology allows the presentation of relatively simple information to users, such as pictures and text, through static documents. This static information must be preformatted with the information to be displayed, then manually changed when information is to be updated. This technology is still heavily in use today, but cannot sufficiently meet the quickly growing needs of companies to provide complex and dynamic information to their users. The existing information technology infrastructure of most companies leaves them unable to utilize, integrate or deploy existing information technology assets for Internet commerce or use over the Web. These companies are recognizing that a broader set of facilities is required to capture the substantial benefits offered by Internet computing. These facilities include development capabilities that are specifically geared to a Web-based environment, interaction environments that are scalable and reliable, integration faculties that allow seamless linkages between the Internet and an enterprise's existing information infrastructure, and the ability to effectively monitor and manage Web-based applications and infrastructure. Web application servers such as our software have emerged to provide these facilities.

    Web application servers, by design, allow scalable, secure real time, interactive access to complex information through the Web that is otherwise only available internally in an organization through its own applications and existing databases. They do this by providing the following capabilities:

    - load balancing--spreading the workload across multiple processors;

    - transaction management--tracking and assuring the completion of transactions;

    - integration to multiple back-end sources--making all enterprise information available for use;

    - an integrated development environment--a graphical tool to assist software developers;

    - application management--monitoring and reporting on all application server activity; and

    - multiple user support--the ability to individually serve a community of disparate users.

    Demand for these capabilities has resulted in significant growth in the market for Web application servers. In an August 1998 report, Forrester Research, an independent research organization, estimated that the market for Application Server software would be approximately $700 million in 1999 and would grow to approximately $1.8 billion by 2001, representing a compound annual growth rate of approximately 60%. Another independent technology research organization, Ovum, estimated in June 1999 that the market for application server technologies, which they define in a manner that more closely resembles our addressable market, will grow to $17 billion by 2004.

OUR SOLUTION

    We provide a comprehensive framework that enables businesses to deploy information across the Internet, or their proprietary company networks called intranets and extranets, to employees, customers, suppliers and partners. Our solution furnishes businesses with the ability to Web-enable existing information systems, develop new Web-based applications, and enable Internet commerce. Our deployment solution is certified by Sun Microsystems as 100% Pure JAVA and therefore operates in all enterprise computing environments. We have recently introduced the capability to support Hot Swapping, which enables the movement of applications from one computer to another, and Hot Versioning, which enables software programs to be updated between user clicks. These features allow businesses to upgrade or fix their hardware and software without interrupting user interactions permitting true 24x7 operations. This is particularly critical for companies engaged in Internet commerce where down time can be very costly. We believe our solution is the only one available that provides the features and capabilities necessary for use in enterprise-scale, mission-critical applications. In particular, our solution offers the following facilities:

    ROBUST DEVELOPMENT ENVIRONMENT AND TOOLSET. Our solution includes an integrated development environment, which can be thought of as a programmer's toolkit, that uses industry-standard programming components to easily assemble applications and provides improved support for users with varying skill levels. This toolkit includes automated routines to generate user interfaces and the ability to import existing user interfaces from other sources, which increases a programming staff's development speed. The environment is open and highly adaptable, which allows programmers to increase their productivity by selecting the most appropriate tools for a given task.

    SCALABLE, OPEN, HIGH-PERFORMANCE DEPLOYMENT. The Web application server framework within our solution enables businesses to make their information available with a high degree of reliability, security and flexibility. Our Web application server supports very high volumes of interactions and high numbers of concurrent users with caching, load balancing and fault-tolerance features, which optimize response times and ensure the integrity of applications. In addition, our standards-based, 100% Pure JAVA architecture allows for a high level of flexibility in operating systems, programming languages, and database access and communication protocols, with no dependence on proprietary technology.

    EXTENSIVE INTEGRATION CAPABILITIES. Our solution goes beyond application programming interfaces, or APIs, to facilitate communications between a business' computing systems with pre-built modules for Web-enabling today's dominant business applications, such as those from SAP and PeopleSoft. Our solution also includes tools that allow programmers to rapidly build new integration modules for other applications, and generally enable complex information answers to be generated from any data source within the enterprise, no matter how remote or proprietary. These capabilities allow businesses to marry existing systems to new information delivery platforms, thereby preserving legacy investments.

    COMPREHENSIVE MANAGEMENT. Our solution provides the necessary means to monitor, administer and report on a business' entire Web infrastructure. These advanced features provide the means to perform administrative and management tasks easily and quickly, allow for real time reconfiguration of the information infrastructure, assure minimum and/or differentiated levels of service, and integrate with leading systems management utilities such as those from Computer Associates, IBM Tivoli, BMC and Hewlett-Packard. Our solution automatically generates alarms, alerts and reports, which allows for optimal performance of, and powerful insight into, a business' Web infrastructure.

OUR GROWTH STRATEGY

    Our goal is to maintain and extend our position as a leading provider of Web application server technology, enterprise application integration and Internet commerce solutions. Our key growth strategies are to:

    MAINTAIN AND EXTEND TECHNOLOGICAL LEADERSHIP. We believe that our technology, solution and features represent a significant competitive advantage and provide customer benefits that are not available from other solutions. Highly advanced technological elements incorporated in our solutions collectively contribute to the speed, scalability, reliability, manageability, flexibility and extensibility of our product set. For more information on these technological elements, see "--Technology." We believe that our consistent record of technological industry firsts, as demonstrated recently by the release of our Bluestone XML-Server, will continue into the future.

    EXPAND PRODUCT OFFERINGS. We intend to continue to develop new products and enhancements to existing products to fuel continued growth. Recently, we introduced our XML suite of products, which expands the markets and applications for our technology, with a focus on Internet commerce and inter-enterprise information exchange. Upcoming enhancements to the Sapphire/Web suite consist of enhanced Internet commerce services including the ability to provide differentiated service levels based on user profiles, improved content and presentation management capabilities, and significantly increased bandwidth, transaction processing and security. Additional upcoming enhancements will include improved high-end management features like reporting and control systems, new business application capabilities and increased ease of use. We expect to continue to make considerable investments in product development to maintain this pace of innovation.

    CONTINUE TO FOCUS ON ENTERPRISE-SCALE SOLUTIONS. An April 5, 1999 article in PCWEEK ONLINE reported on an independent evaluation of our Web application server framework against two competitive products. The evaluation employed a simulated E-commerce site developed by Doculabs, an independent information advisory company. In this evaluation, our solution posted throughput and response time results that were 50% higher than our nearest competitor. In addition, our solution was the only product able to meet the fault-tolerance requirements of mission-critical and E-commerce applications. At the December 1998 Emerging Technology Conference sponsored by Giga Information Group, we performed a live demonstration based on a PCWEEK Labs-designed benchmark and successfully processed a variety of complex transactions at a rate of over 100 million interactions per day. Consequently, we believe that we are uniquely positioned as a performance leader in our industry and will benefit as an increasing number of large mission-critical systems move to the Web and as Internet commerce grows.

    INCREASE MARKETING AND DIRECT SALES EFFORTS. We intend to leverage our previous customer successes by devoting significant marketing and direct sales resources to specific industry verticals, including telecommunications, insurance, brokerage, pharmaceuticals and E-commerce. We intend to increase the number of field sales offices and field sales representatives over the next 12 months. Our direct sales organization is organized around named accounts, geographic regions and, increasingly, industry verticals. As of June 30, 1999, we had 52 employees in sales and marketing, 18 of which were quota-carrying field sales representatives.

    FURTHER DEVELOP INDIRECT CHANNELS, PARTNERS AND ALLIANCES. Our sales efforts are leveraged by indirect channels and partners, and we intend to continue to foster these relationships to fuel additional growth. These channels, partners and alliances significantly extend our market reach and overall opportunity set, and include the following:

    - independent software vendors, including Hewlett-Packard, Sanchez Computer Associates and Platinum technology;

    - systems integrators, including American Management Systems, Grant Thornton, KPMG, PricewaterhouseCoopers and approximately 65 others; and

    - value added distributors (VADs) and value added resellers (VARs), including Intraware and Merisel.

OUR PRODUCTS

SAPPHIRE/WEB SUITE

    SAPPHIRE/DEVELOPER. Sapphire/Developer is a software product that delivers the capability to build applications that are used through the Web to find, access and deliver enterprise-class information to users. It connects any back-end data source to any front-end data user. It supports a wide variety of industry standard data formats and programming languages, such as HTML and ActiveX, and enables the delivery of information to any database, flat file or other enterprise application. Sapphire/

Developer's ability to incorporate new technology, tools and development approaches allows increased productivity and faster deployment of Web applications.

    SAPPHIRE/DEVELOPER ENTERPRISE EDITION. Sapphire/Developer Enterprise Edition is a bundle of software products which includes the Sapphire/Developer Enterprise Deployment Kit and Sapphire/ Developer. Sapphire/Enterprise Deployment Kit is a software tool kit that extends Sapphire/Developer to enable the use of any combination of operating systems, programming languages and data definitions such as those from Microsoft, Sun and IBM.

    SAPPHIRE/UNIVERSAL BUSINESS SERVER. Sapphire/Universal Business Server is the Web application server that creates a real time, Web-enabled environment that scales applications to meet fluctuating needs, balances loads to prevent system downtime, crashes or poor performance and manages transactions across the Web infrastructure. Sapphire/Universal Business Server delivers scalability and consistent availability to mission-critical, enterprise-class Web applications.

    SAPPHIRE/APPLICATION MANAGER. Sapphire/Application Manager is a management engine that proactively collects and provides real-time performance and status information on a company's entire Web infrastructure, including all components of the Sapphire/Web application server framework. Sapphire/Application Manager monitors all user interactions and bolsters the quality, performance and integrity of work being performed over the Web using the Sapphire/Web application server.

    SAPPHIRE/INTEGRATION MODULES. Sapphire/Integration Modules provide a solution for integrating a company's existing information assets without the need for extensive and costly re-engineering of applications and infrastructure. Sapphire/Integration Modules create reusable programs that are used to access all of a company's information resources and make them easily available to programmers and users. We provide Sapphire/Integration Modules to popular applications and protocols, such as SAP, PeopleSoft, CICS and MQ Series.

THE BLUESTONE XML SUITE

    BLUESTONE XML-SERVER. Our Bluestone XML-Server, released in January 1999, is a specialized application server that automatically converts data from existing sources into XML documents and then uses the XML documents to communicate with other applications. XML is a highly flexible document format for structuring data on the Web. Our XML server enables businesses to conduct Internet commerce, integrate their supply chains and generally share information across software applications and with other businesses in an automated fashion.

    BLUESTONE VISUAL-XML. Our Bluestone Visual-XML product, announced in February 1999 and released in May 1999, is a tool kit designed to allow business users to develop applications based on XML with a graphical drag-and-drop environment.

    XWINGML. Our XwingML product is an open source application that was released in February 1999 and is used to create JAVA graphical user interfaces based on XML documents.

    BLUESTONE XML-CONTACT. Our Bluestone XML-Contact is open source software that lets devices using 3Com's Palm operating system exchange contact information with any corporate database, turning personal productivity tools into corporate information resources with the power of XML.

SERVICES AND SUPPORT

    We offer short-term mentoring, consulting and customer training services through our Advanced Technology Group. We use our Advanced Technology Group resources to assist our partners and clients in the early implementation efforts, which tend to be less than one month in duration, and rely on our systems integration partners to deliver longer-term professional integration services. This strategy allows us to offer a higher degree of pre- and post-sales support to our prospects, partners and licensees in support of furthering the sales of our software products.

    We have a Customer Support Group that provides ongoing maintenance and support to customers through maintenance contracts. We furnish support through the telephone and e-mail, as well as through a portion of our Web site called Explore Web, which provides users with access to a comprehensive knowledge base of the Sapphire/Web and XML suite solutions.

    We offer extensive training and certification for Sapphire/Web products as well as course training in related topics, such as JAVA, XML and the Web in general. Additionally, we also offer formal instruction through interactive distance learning, which furnishes instruction through an innovative mix of video, computer-based training and e-mail. We provide ongoing technical support on a contractual basis to our licensees with annual maintenance agreements.

SALES AND MARKETING

    As of June 30, 1999, our sales and marketing organization consisted of 52 individuals, all of whom were based in North America. We had 18 field sales representatives and 11 inside sales representatives, all of whom carry quotas.

    The sales force is comprised of three primary organizations: Named Accounts, Direct Sales and Indirect Sales. We have diversified our sales activities to support a target distribution of 70% indirect and 30% direct.

    We have sales offices in Sacramento, Los Angeles, Atlanta, Dallas, Chicago, Boulder, San Francisco, Toronto and Mount Laurel, New Jersey. Sales outside North America are generated by third party resellers in London, Seoul and Sydney. We expect to open regional sales support offices in Europe and Asia Pacific within the next twelve months.

    We support our sales efforts through corporate and field marketing initiatives in North America. Our marketing organization focuses on creating market awareness, generating leads, promoting our technology leadership and educating independent research analysts. These efforts include public relations, advertising, trade shows, alliance programs, seminars, direct mail, telemarketing and marketing collateral that includes a Web site, brochures, white papers and demonstrations.

STRATEGIC ALLIANCES

    We are building and maintaining significant working relationships with complementary vendors that we believe will contribute to our ongoing success. These relationships fall into four categories: strategic technology alliances, independent software vendors, systems integrators and value added distributors and resellers. Within our strategic technology alliances, we engage in collaborative technology exchanges with BEA Systems, Computer Associates, Informix, IBM, Level III Communications/PKS SI, Microsoft, Netscape, OpenConnect, Oracle, Platinum technology, Sanchez Computer Associates and Sun Microsystems, among others.

    We have relationships with independent software vendors, including Hewlett-Packard, Platinum technology, OpenConnect, Sanchez Computer Associates and Foundation Technologies. These partners deliver their application software products with some element of our technology embedded therein. We maintain a close working relationship with these partners and will continue to develop relationships of this nature.

    We also maintain relationships with third party systems integrators who deliver services to our end-user clients. These companies have been recruited to deliver long term project support and are required to maintain a level of proficiency in our products. These relationships include American Management Systems, KPMG, Grant Thornton, PricewaterhouseCoopers and Level III Communications/PKS SI.

    We have entered into formal two-tier distribution agreements with Intraware and Merisel to deliver our suite of software products. These agreements provide Intraware and Merisel with the right to distribute our products in North America.

    We are a member in good standing of the Enterprise JAVA Bean Council, the World Wide Web Consortium (W3C), the Object Management Group (OMG) and the Enterprise Integration Council.

CUSTOMERS

    From 1996 through 1998, we licensed copies of our Sapphire/Web software to more than 500 customers. Most of these customers began using our Sapphire/Web products to Web-enable separate departmental systems and many of them are now expanding their usage of Sapphire/Web to a company-wide basis. Accordingly, we have observed a recent shift by our customers from creating Web applications to creating enterprise applications that are Web-enabled.

    Our solutions are applicable to a wide variety of industries and are used by many of the world's leading businesses. For example, Sapphire/Web users include:

    - three of the top five FORTUNE 500 companies in the electronics industry;

    - five of the top ten FORTUNE 500 companies in the computer equipment industry;

    - four of the top five FORTUNE 500 companies in the aerospace industry;

    - seven out of the top ten FORTUNE 500 companies in the telecommunications industry;

    - three of the top four FORTUNE 500 companies in the entertainment industry; and

    - five of the top ten FORTUNE 500 companies in the pharmaceuticals industry.

    Our customers include ARI, AT&T, Deutsche Bank, Dreyfus Corporation, Eli Lilly, Hewlett-Packard, Houghton Mifflin Company, Just For Feet, MCI WorldCom, OpenConnect and Reliance National. Each of these customers accounted for at least $100,000 in revenue.

    Examples of successful Sapphire/Web implementations with representative customers of ours include the following:

    - We helped ARI, a large international leasing company, establish its first Web application in 1998. That application enabled ARI's customers to inquire directly into ARI's leasing system to manage delivery and maintenance information for ARI's fleet.

    - Reliance National, a major insurance company, has been using Sapphire/Web software since 1997. Reliance National began with small departmental solutions. In 1998, Reliance National expanded its usage to include a system that decentralized its operations by communicating its risk management system to all of its associated brokers, thereby significantly expanding the speed in which the broker can prepare premium quotes and the manner in which Reliance National serves its customers.

    - AT&T and MCI WorldCom have each chosen our products to be used in customer loyalty and retention programs. These companies have engaged in projects to Web-enable their billing and reporting systems, thereby allowing their customers to review and approve bills through their Web site.

    - Several major publishers have used our products to further their Internet commerce initiatives. For example, Time, Inc. has utilized the Sapphire/Web solution to Web-enable the acquisition of pictures from its large database so that its customers can search for and purchase the images from its Web site. In another example, Houghton Mifflin Company, a text book publisher, has utilized the Sapphire/Web solution to provide an index of products available on its Web site, thereby considerably enhancing its customer service capabilities.

    - Several independent software vendors have entered into licensing arrangements with us in which our Sapphire/Web software becomes a core component for the next generation of their respective software products. For example, Platinum technology uses Sapphire/Web software as its next generation technology to move beyond the Web extension of legacy applications. In another example, Sanchez Computer Associates, a banking software provider, uses the Sapphire/ Web software as a foundation for its voice response and ATM systems. Additionally, Hewlett-Packard, a workflow and process management software vendor, uses Sapphire/Web software as its application integration engine, thereby giving it access to back-end legacy applications.

COMPETITION

    The market for our products is intensely competitive, highly fragmented and characterized by rapid technological change and new product introductions. Recently, several of our competitors have been acquired by large software companies. Our competitors consist of a number of private and public companies including, among others:

    - BEA Systems, which acquired WebLogic;

    - IBM;

    - Microsoft;

    - Oracle; and

    - Sun Microsystems, which acquired NetDynamics and the rights to Netscape's Application Server.

    In addition, we face competition from in-house software developers. Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, a broader product range and a larger base of installed customers than us.

    We expect to face increased competition in the future from our current competitors. In addition, new competitors, or alliances among existing and future competitors, may emerge and rapidly gain significant market share. We may also face increased competition in the future from existing large business application and Internet software vendors that may broaden their product offerings to include Web application server software. To the extent these vendors are able to offer systems that are functionally comparable or superior to our products, their significant installed customer bases, ability to offer a broad solution and ability to price their products as incremental add-ons to existing systems could provide them with a significant competitive advantage over us.

TECHNOLOGY

    Our technology is based upon two concepts:

    - binding front-end objects to back-end objects which connects sources of data to users of data; and

    - protecting users from changes in technology.

    Specific technology features of the Bluestone solution include:

    100% PURE JAVA APPLICATION SERVER. The JAVA platform offers enormous benefits to us and our customers. Our products run on any platform where JAVA is available and has been verified on operating systems such as Windows95, Windows98, WindowsNT, Linux, all UNIX platforms including Sun, IBM and HP, as well as the operating systems for IBM's mainframes and AS400 computers. JAVA has also brought large productivity gains to our development team by decreasing development time, eliminating porting costs and speeding time to market.

    LOAD BALANCING. This is the fundamental technology that provides the high performance and scalability for large applications and contributes to the fault tolerant, or continuous operation, of the applications. A Load Balance Broker runs in any number of Web servers in a Web server farm and manages the load across any number of copies of Sapphire/Universal Business Server in that server farm. In addition, the Load Balance Broker can be deployed as a portable mini-application, such as a JAVA Bean or an Enterprise JAVA Bean, to allow utilization of the application server from non-Web based applications. The Load Balance Broker has a unique competitive advantage with a zero-feedback loop, a sophisticated technique to direct work to non-busy resources that provides maximum speed and no practical limits in terms of numbers of Load Balance Brokers and Web application servers deployed.

    PERSISTENT STATE SERVER. The persistent state server is also a key component of fault tolerance. State servers are where "shopping cart" information is held on Internet commerce sites while a user is shopping. It is important that even if one of the application servers fails, the state information is still available. A recent PCWEEK test substantiated Sapphire/Web's significant lead in this high performance implementation of fault tolerance.

    FAULT TOLERANT DESIGN. Sapphire/Web has been designed to provide fault tolerance, or nonstop operation, in a Web environment. There are two key pieces to this technology. First, in the event of an application server failure, the Load Balance Broker will redirect any requests from Web browsers to other application servers. Second, the Persistent State Server will make a user's state information continuously available, even if the application servers fail.

    LIVE OBJECT CACHE. The Live Object Cache provides very high performance for Internet commerce applications. The Live Object Cache holds data and programs within the memory of the application server, reducing the time required for accessing frequently used data. It is also contributes to fault tolerance by working in conjunction with the persistent state server.

    CONTENT GENERATION OBJECTS. Sapphire/Web has a powerful template processing facility to generate Web pages dynamically. Content Generation Objects are reusable JAVA classes, or computer programs, that can create content in a consistent manner. This increases programmer productivity and provides Web developers a simple mechanism to maintain a consistent look and feel to their Web pages.

    SAPPHIRE/DEVELOPER DESIGN ENVIRONMENT. This provides developers a highly productive design environment for binding front-end objects to back-end objects. Sapphire/Developer also maintains an open environment for integrating other industry leading programming tools.

    BLUESTONE XML-SERVER COMMUNICATIONS SERVICES. This program recognizes the protocol of incoming communications and translates it to a request for service to the XML-Server. XML documents can be passed to and from the XML server from any combination of industry standard protocols. This separates the communications from the processing of XML documents, so additional communications services can be added without changing any code.

    BLUESTONE XML-SERVER DOCUMENT HANDLER SERVICES. Bluestone's Document Handlers are the JAVA programs that process XML documents. The Bluestone XML-Server is unique in its ability to handle any XML document type via this mechanism and its ability to dynamically load new document handler classes.

    BLUESTONE VISUAL-XML DESIGN ENVIRONMENT. This open tool provides easy to use creation of Bluestone XML-Server applications and creates XML documents in a stand-alone mode. This tool is available on all platforms including Linux, UNIX and Windows. We believe this tool expands the XML market to non-programmers.

    HOT VERSIONING AND HOT SWAPPING. These new capabilities of Sapphire/Web Release 6 are unique in providing companies the ability to run a full 24x7 Web site. Hot Versioning allows Web applications to be upgraded between user clicks with no session interruption. It includes testing in a production environment and roll-forward and roll-back capabilities for versions of an application. Sapphire/Web Release 6 also supports Hot Swapping so that applications can be moved from server to server without interrupting service to the user.

    INTERNET QUALITY OF SERVICE. This innovative capability provides for differentiation of service based on each particular user. This allows for priority customers to always get performance preference over other visitors to a Web site.

PRODUCT DEVELOPMENT

    Historically, we have invested heavily in product development. Our future success depends in large part on our ability to enhance existing products and create new products that maintain and expand our technology lead. Accordingly, we intend to continue to invest heavily in product development.

    As of June 30, 1999, we had 31 people in the product development group, which includes a core group of senior developers and product development leaders, junior developers, quality assurance and documentation personnel. Our development team is located at our headquarters in Mount Laurel, New Jersey. Almost all of our software is being developed in JAVA, thereby improving productivity and reducing porting and testing costs.

    In an attempt to move our products at Internet-speed, we employ a small-team approach with an interactive design/development/testing methodology that has evolved over the past five years. To date, our product development group has benefitted from a very low turnover rate.

    We are currently developing new releases to our Sapphire/Web and XML product families. We anticipate that these new releases will bring even stronger Internet commerce, high-end management, and ease of use capabilities, together with integrated Internet commerce solutions for SAP and PeopleSoft in joint development with our systems integration partners. We expect these new releases to continue to position our products as the most "feature-rich" in the market.

EMPLOYEES

    As of June 30, 1999, we had 152 employees, of which 52 were employed in sales and marketing, 38 were employed in services, 31 were employed in product development and 31 were employed in general and administrative positions. None of our employees are represented by unions. We believe that our relations with our employees are good.

PROPERTIES

    Our principal executive and administrative offices are located in approximately 41,000 square feet of office space in Mount Laurel, New Jersey. We also maintain sales offices in Sacramento, Los Angeles, Atlanta, Dallas, Chicago, Boulder, San Francisco, Toronto and Mount Laurel, New Jersey. Annual lease payments on the Mount Laurel facility are approximately $480,000. This lease expires in November 2003. We do not own any real property.

LEGAL PROCEEDINGS

    We are from time to time a party to litigation arising in the ordinary course of our business. We are not currently a party to any material litigation.

TRADEMARKS AND COPYRIGHTS

    Bluestone-Registered Trademark- and Sapphire/Web-Registered Trademark- are registered trademarks of Bluestone Software, Inc. Sapphire/ Universal Business Server-TM-, Sapphire/Enterprise Deployment Kit-TM-, Sapphire/Application Manager-TM-, Sapphire/Integration Modules-TM-, Enterprise Interaction Management-TM-, Bluestone iCommerce Suite-TM-, Sapphire/Developer-TM-, Sapphire/Developer Enterprise Edition-TM-, Bluestone XML Suite-TM-, Bluestone XML-Contact-TM-, Bluestone XML-Server-TM-, XwingML-TM-, Bluestone Visual-XML-TM-, Hot Versioning-TM-, and IQS-TM- (Internet Quality of Service) are trademarks of Bluestone Software, Inc.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

NAME                                         AGE                                   POSITION
---------------------------------------      ---      ------------------------------------------------------------------
P. Kevin Kilroy........................          45   President, Chief Executive Officer and Director

S. Craig Huke..........................          38   Senior Vice President and Chief Financial Officer

Robert W. Bickel.......................          42   Senior Vice President, Products

John H. Capobianco.....................          47   Senior Vice President, Marketing

Joseph K. Krivickas....................          37   Senior Vice President, Worldwide Sales

Mel Baiada.............................          41   Chairman of the Board of Directors and Founder

Gregory M. Case........................          36   Director

William C. Hulley......................          40   Director

Anton Simunovic........................          33   Director

Andrew J. Filipowski...................          48   Director

Paul E. Blondin........................          48   Director

    P. KEVIN KILROY has served as our President since January 5, 1999 and our Chief Executive Officer since June 10, 1999. From March 1998 to January 4, 1999, Mr. Kilroy served as our Senior Vice President, Worldwide Sales. Before joining Bluestone, Mr. Kilroy served as the Senior Vice President of Worldwide Distribution for Seer Technologies, Inc., an application development software company, from March 1996 to March 1998. From April 1993 to October 1995, Mr. Kilroy served as President of Mantech Systems Corporation and Mantech Solutions Corporation and Vice President of Mantech International Corporation.

    S. CRAIG HUKE has served as our Senior Vice President and Chief Financial Officer since April 15, 1999. Before joining Bluestone, Mr. Huke was Vice President, Finance of MetroNet Communications Corp., a broadband telecommunications services provider, from April 1998 to April 1999. Prior to joining MetroNet he was Vice President and Corporate Controller of Seer Technologies, Inc. from November 1994 to April 1998. From September 1991 through October 1994, Mr. Huke held several positions with Legent Corporation, a publicly held software development company, including Director of Financial Planning and Analysis and Assistant Controller.

    ROBERT W. BICKEL has served as our Senior Vice President, Products since January 1998. From April 1997 to January 1998, Mr. Bickel served as our Chief Operating Officer, and from May 1992 to April 1997, as the Director of Products at Bluestone Consulting, Inc., a New Jersey corporation and our predecessor.

    JOHN H. CAPOBIANCO has served as our Senior Vice President, Marketing since February 1998. Before joining Bluestone, Mr. Capobianco served as a Senior Vice President of Marketing at SAP America from March 1997 to February 1998. From 1996 to March 1997, Mr. Capobianco served as the Vice President, Corporate Marketing of Sybase, Inc., from 1995 to 1996 as Vice President, Marketing of PRIMAVERA Systems, Inc. and from 1985 to 1995 as Vice President, Marketing of Computer Associates International, Inc.

    JOSEPH K. KRIVICKAS has served as our Senior Vice President, Worldwide Sales since May 1999. From August 1998 to May 1999, Mr. Krivickas was Vice President, Sales and Service for E-commerce products at Sanga International. From January 1996 to July 1998, Mr. Krivickas was co-founder and served as Chief Technology Officer for Kazz Digital Studios. From 1988 to 1995, Mr. Krivickas held various sales and marketing management positions within SunSoft, Sun Technology Enterprises and Sun Microsystems Computer Corporation.

    MEL BAIADA has served as our Chairman of the Board of Directors since our incorporation. From April 1997 to January 1999, Mr. Baiada served as our President and Chief Executive Officer. From April 1989 to April 1997, Mr. Baiada served as the President and Chief Executive Officer of Bluestone Consulting Inc., a New Jersey corporation and our predecessor. Mr. Baiada also serves as the President and a director of Bluestone Consulting, Inc., a Delaware corporation spun off from us in April 1997.

    GREGORY M. CASE has served as a director of Bluestone since April 1997. Mr. Case has been a Managing Director of Patricof & Co. Ventures, Inc. since May 1995 and a Vice President of Patricof & Co. Managers, Inc. since May 1996. From January 1994 through May 1995, Mr. Case served as a Vice President of Patricof & Co. Ventures, Inc.

    WILLIAM C. HULLEY has served as a director of Bluestone since April 1997. Mr. Hulley co-founded Adams Capital Management, Inc. in 1994 and is a Vice President and General Partner. Adams Capital Management, Inc. is a Managing Partner of several venture capital partnerships, including Adams Capital Management, L.P. and the P/A Fund. From 1989 through December 1994, Mr. Hulley was employed by Fostin Capital Corp and has been a General Partner of Fostin Capital Partners II, L.P. since 1993. Mr. Hulley is a director of On Technology Corporation, a publicly traded company.

    ANTON SIMUNOVIC has served as director of Bluestone since April 1998. Mr. Simunovic is a Senior Vice President of the Equity Capital Group at General Electric Capital Corporation and has served as such since September 1996. From June 1993 through August 1996, Mr. Simunovic served as Manager at Barents Group LLC.

    ANDREW J. FILIPOWSKI has served as director of Bluestone since June 1999. Mr. Filipowski is currently the Chief Executive Officer of Divine Interventures, Inc. Mr. Filipowski was the co-founder, Chairman of the Board, President and Chief Executive Officer of Platinum technology, inc. since its formation in April 1987 until its sale to Computer Associates in May 1999. Mr. Filipowski is a director of System Software Associates, Inc., Blue Rhino and Platinum Entertainment, Inc., all publicly traded companies.

    PAUL E. BLONDIN has served as a director of Bluestone since June 1999. Mr. Blondin has been the President and Chief Executive Officer of IP Highway since February 1999. From January 1998 until February 1999, Mr. Blondin was President and Chief Executive Officer of Netect, Ltd., an Israeli Company. Prior thereto, he served as Chairman of the Board of Open Development Corporation until October 1997. From March 1993 until May 1997, Mr. Blondin served as the Vice President, Finance and Administration, Chief Financial Officer and Treasurer of Cascade Communications.

KEY EMPLOYEE

    MARK S. NIGRO, age 41, has served as our Senior Vice President and Chief Technology Officer since October 1997. From September 1996 to October 1997, Mr. Nigro served as Chief Technology Officer for us and our predecessor, Bluestone Consulting Inc., a New Jersey corporation. From June 1993 to September 1996 he served as our predecessor's Lead Product Developer.

CLASSIFICATION OF DIRECTORS

    Following the closing of this offering, our certificate of incorporation will classify the board of directors into three classes. The directors' terms will be staggered by class.

BOARD COMMITTEES

    The Audit Committee consists of Mel Baiada, Paul E. Blondin and Gregory M. Case. The Audit Committee makes recommendations to the board of directors regarding the selection of independent public accountants, reviews the results and scope of the audit and other services provided by our independent public accountants and reviews and evaluates our control functions.

    The Compensation Committee consists of Andrew J. Filipowski, William C. Hulley and P. Kevin Kilroy. The Compensation Committee administers the issuance of stock options under our stock option plan, makes recommendations regarding nonqualified stock options and various incentive compensation and benefit plans and determines salaries for the executive officers and incentive compensation for our employees and consultants.

DIRECTOR ELECTION RIGHTS

    Pursuant to our certificate of incorporation, the board of directors is required to consist of seven members. General Electric Capital Corporation, a holder of preferred stock, is entitled to designate one member to the board of directors. The holders of Series A preferred stock, as a class, are entitled to designate two members to the board of directors. The holders of common stock, as a class, are entitled to designate one member to the board of directors. The holders of common stock and preferred stock, as a class, are entitled to designate three members to the board of directors. These director election rights are in effect until immediately prior to the closing of this offering, after which time the board of directors will be elected by the holders of common stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mel Baiada, our chairman and former chief executive officer, was a member of our compensation committee in 1998. Mr. Baiada is a director, executive officer and a member of the compensation committee of Bluestone Consulting, Inc. For additional information regarding Bluestone Consulting, Inc., its spin-off from, and relationship with, us and Mr. Baiada's transactions with us and Bluestone Consulting, Inc., see "Certain Transactions."

DIRECTOR COMPENSATION

    On June 10, 1999, the board of directors adopted the Directors' Compensation Plan and reserved 156,250 shares of common stock to be used in connection with the plan. The plan provides that non-employee directors will receive options at the intervals and for the number of shares of common stock as follows:

    - 6,250 shares upon the initial election to the board of directors;

    - 3,125 shares upon the anniversary date each year after their election, provided there is continuous service;

    - 781 shares upon appointment to serve on the Compensation, Audit or other duly constituted committee of the board of directors, plus an additional 781 shares on each anniversary date of their appointment, provided there is continuous service on the committee; and

    - 3,125 shares upon appointment to serve as the chairperson of the board of directors.

    The options will be fully vested upon issuance. In addition to these option grants, non-employee directors shall be entitled to compensation as follows:

    - $4,000 for in-person board meetings, of which four are anticipated each year;

    - $1,000 for telephone board meetings, of which six are anticipated each year; and

    - $500 for Audit and Compensation Committee meetings, if held independently of an in-person board meeting.

    In addition, reasonable travel and related expenses shall be paid to non-employee directors for attending board of director meetings or while on Bluestone approved business.

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE

    The following table summarizes the compensation paid to or earned by Bluestone's Chief Executive Officer and all other executive officers whose salary and bonus for services rendered in all capacities to Bluestone for the fiscal year ended December 31, 1998 exceeded $100,000. We will use the term "named executive officers" to refer collectively to these individuals later in this prospectus.

    Other annual compensation represents commissions paid in 1998. All other compensation includes amounts paid by us in 1998 with respect to life insurance premiums for the benefit of the named executive officers and our contributions to the 401(k) accounts of these officers as follows:

    - Mr. Kilroy, $260 for life insurance premiums;

    - Mr. Baiada, $2,715 for life insurance premiums;

    - Mr. Capobianco, $218 for life insurance premiums;

    - Mr. Bickel, $600 in 401(k) contributions and $196 for life insurance premiums; and

    - Mr. Ballezzi, $600 in 401(k) contributions.

                                                                                    LONG-TERM
                                                                                  COMPENSATION
                                                                                     AWARDS
                                                   ANNUAL COMPENSATION            -------------
                                         ---------------------------------------   SECURITIES
                                                                  OTHER ANNUAL     UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION                SALARY      BONUS      COMPENSATION       OPTIONS        COMPENSATION
---------------------------------------  ----------  ---------  ----------------  -------------  -------------------
P. Kevin Kilroy, President and Chief
  Executive Officer (1)................  $  148,077  $   9,140     $   83,509         146,257         $     260
Mel Baiada, Chairman of the Board
  (2)..................................     158,654     22,215             --              --             2,715
John H. Capobianco, Senior Vice
  President, Marketing.................     170,077     74,294             --         142,716               218
Robert W. Bickel, Senior Vice
  President, Products..................     155,330     19,554             --          56,778               796
Enrico J. Ballezzi (3).................     123,557     19,992             --          40,108               600

------------------------

(1) During 1998, Mr. Kilroy served as our Senior Vice President, Worldwide Sales. He became President on January 5, 1999 and Chief Executive Officer on June 10, 1999.

(2) During 1998, Mr. Baiada served as our Chairman, President and Chief Executive Officer.

(3) During 1998, Mr. Ballezzi served as our Chief Financial Officer.

    OPTION GRANTS IN LAST FISCAL YEAR

    The following table summarizes the options granted to each of our named executive officers during the fiscal year ended December 31, 1998.

    The potential realizable value set forth below is calculated based on the term of the option at the time of the grant (10 years). Assumed stock price appreciation of 5% and 10% is based on the assumed initial public offering price. The assumed stock price appreciation rates used to determine the potential realizable value are prescribed by the Securities and Exchange Commission rules for illustrative purposes only and are not intended to forecast or predict future stock prices.


                                                                                                           POTENTIAL REALIZABLE
                                                       INDIVIDUAL GRANTS                                 VALUE AT ASSUMED ANNUAL
                          ----------------------------------------------------------------------------     RATES OF STOCK PRICE
                                                    PERCENT OF TOTAL                                         APPRECIATION FOR
                          NUMBER OF OUR SHARES     OPTIONS GRANTED TO                                          OPTION TERM
                           UNDERLYING OPTIONS       OUR EMPLOYEES IN      EXERCISE PRICE   EXPIRATION   --------------------------
NAME                             GRANTED               FISCAL YEAR           PER SHARE        DATE           5%           10%
------------------------  ---------------------  -----------------------  ---------------  -----------  ------------  ------------
P. Kevin Kilroy.........           62,500                       8%           $    2.24        2/28/08   $  1,285,283  $  2,129,525
                                   49,294                       6                 3.07        5/18/08        972,695     1,638,552
                                   17,813                       2                 3.07       10/13/08        351,495       592,111
                                   16,650                       2                 3.07       12/31/08        328,547       553,453
Mel Baiada..............               --                  --                       --             --             --            --
John H. Capobianco......           93,750                      12                 2.24        2/21/08      1,927,924     3,194,287
                                   48,966                       6                 3.07        5/18/08        966,223     1,627,649
Robert W. Bickel........           48,966                       6                 3.07        5/18/08        966,223     1,627,649
                                    7,813                       1                 3.07       10/13/08        154,170       259,707
Enrico J. Ballezzi......           40,108                       5                 3.07        5/18/08        791,432     1,333,206


    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
     VALUES

    The following table presents information with respect to stock options owned by the named executive officers at December 31, 1998 and with respect to stock options exercised by the named executive officers during the fiscal year ended December 31, 1998.


    There was no public trading market for the common stock as of December 31, 1998. Accordingly, the values of unexercised options set forth below have been calculated on the basis of the assumed initial public offering price of $14.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying these options.



                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                                     OPTIONS               IN-THE-MONEY OPTIONS
                                                               AT DECEMBER 31, 1998        AT DECEMBER 31, 1998
                                                            --------------------------  --------------------------
NAME                                                        EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------------------------------  -----------  -------------  -----------  -------------
P. Kevin Kilroy...........................................          --        146,257    $      --    $ 1,650,464
Mel Baiada................................................          --             --           --             --
John H. Capobianco........................................          --        142,716           --      1,637,698
Robert W. Bickel..........................................      75,264         75,264      861,486        861,486
Enrico J. Ballezzi........................................      35,679         35,679      402,901        402,901

EMPLOYMENT AGREEMENTS

    We entered into an employment agreement with Mel Baiada in April 1997 which was modified in January 1999 and which expired without being renewed on June 30, 1999. Under this agreement, in 1998 we paid Mr. Baiada a salary of $158,654 and a $22,215 bonus. This agreement imposes a one year period after termination in which Mr. Baiada may not compete against us. This agreement also provides that Mr. Baiada will retain a position on the board of directors until the later of:

    - the date his ownership interest in our outstanding common stock, assuming conversion of all outstanding convertible securities, drops below 10%; and

    - June 30, 2000.

    For the twelve months commencing on July 1, 1999, Mr. Baiada will receive $150,000 plus customary benefits as severance under his agreement. As of June 30, 1999, we recorded $154,200 in general and administrative expense associated with this severance agreement. On July 1, 1999, Mr. Baiada's shares of common stock deemed to be contingent under his stock repurchase agreement dated April 18, 1997 became vested. For more information about Mr. Baiada's stock repurchase agreement see "Certain Transactions--Transactions in Connection with the Spin-Off--Issuance of Series A Preferred Stock and Stock Repurchase Agreement."

    We also entered into an employment agreement with Robert Bickel in April 1997 which may be terminated by us or Mr. Bickel at any time, with or without cause. Under this agreement, in 1998 we paid Mr. Bickel a base salary of $155,330 and a bonus of $19,554. Future increases to these amounts are at the discretion of the board of directors. This employment agreement calls for the payment of customary fringe benefits. Under this employment agreement, Mr. Bickel has agreed not to compete against us for a period of one year after the termination of his employment. In addition, as part of this employment agreement, we granted to Mr. Bickel an option to purchase 93,750 shares of common stock at an exercise price of $2.24 per share, the fair market value of the common stock on the date of grant. The option vests in 16 equal installments on a quarterly basis over a four-year period beginning as of the date of grant.

SEVERANCE AGREEMENTS

    Messrs. Kilroy, Bickel, Capobianco and Ballezzi are parties to separate severance agreements with us which call for the following payments and benefits to be received upon the termination of their employment other than for cause:

    - 12 months of salary and benefits plus an additional month of salary and benefits for each year of service;

    - accrued vacation;

    - 6 months of outplacement services up to $12,000; and

    - 50% vesting on all outstanding unvested options and the extension of the exercise period on all vested options to five years.

    Mr. Ballezzi's employment with us will terminate effective September 30, 1999. As of June 30, 1999, we recorded $208,700 in general and administrative expense associated with his severance agreement.

EMPLOYEE CONFIDENTIALITY AGREEMENTS

    We enter into agreements with all of our employees containing provisions regarding confidentiality and assignment of inventions.

EXECUTIVE BONUS POOL

    Our board of directors has established an executive bonus pool of 384,794 shares of common stock issuable to our chairman, executive officers and certain other officers under our stock option plan. Grants of awards under the bonus pool are contingent upon our meeting predetermined revenue and profit goals on a quarterly and annual basis in 1999. Our chairman and officers will receive grants of immediately vested options from the pool on a quarterly and annual basis if we determine that we have met our profit and revenue goals.

    The following table sets forth the total amount of shares that each of our chairman and executive officers may receive under the bonus pool:

P. Kevin Kilroy....................................................    131,250
S. Craig Huke......................................................     16,071
Robert W. Bickel...................................................     44,237
John H. Capobianco.................................................     47,125
Joseph K. Krivickas................................................     36,735
Mel Baiada.........................................................     39,063


    We met our quarterly revenue and profit goals in each of our first two quarters of 1999. Accordingly, options to purchase 52,650 shares of common stock were granted in May 1999 and options to purchase 64,983 shares were granted in August 1999.


STOCK OPTION PLAN

    On July 1, 1998, the board of directors adopted the Amended and Restated Bluestone Software, Inc. 1996 Incentive and Non-Qualified Stock Option Plan, which replaced all of our previous plans. Our option plan is administered by our board of directors or a committee of at least two persons appointed by the board of directors. The option plan permits the payment of the exercise price to be in the form of cash, check, cashless exercise and such other consideration and method of payment as the administrator of the plan may, from time to time determine. Optionees are required to execute a stock purchase and restriction agreement at the time he or she exercises any options.

    As of June 30, 1999, a total of 2,946,578 shares of common stock were authorized for issuance to directors, officers, employees and consultants selected by the administrator of the option plan. Of these shares, 2,663,589 shares of common stock were issuable upon the exercise of stock options granted under the option plan. On August 20, 1999, we increased our authorized shares of common stock and shares reserved under the option plan by 343,750. The following table summarizes the option holdings of our chairman and executive officers as of August 31, 1999:


                                              SHARES OF COMMON STOCK   SHARES OF COMMON STOCK
                                               UNDER VESTED OPTIONS    UNDER UNVESTED OPTIONS
                                              -----------------------  -----------------------
P. Kevin Kilroy.............................           257,878                   649,438
S. Craig Huke...............................             5,358                    76,500
Robert W. Bickel............................           171,664                    52,663
John H. Capobianco..........................            70,965                   168,304
Joseph K. Krivickas.........................             8,168                   156,250
Mel Baiada..................................            12,320                        --


    Until the option plan terminates, any unpurchased shares of common stock underlying all options that expire, are terminated or become unexercisable for any reason, are returned to the option plan and become available for future grants. The number of shares of common stock underlying an option, the total number of shares of common stock authorized under the option plan but for which no options have been granted, and the exercise price per share of the common stock underlying all outstanding options are proportionately adjusted for any increase or decrease in the number of outstanding shares of common stock resulting from stock splits, reverse stock splits, stock dividends, reclassifications and recapitalizations.

    The option plan provides for the grant of either incentive stock options or non-qualified stock options, except that consultants of Bluestone who are not also employees are not entitled to receive incentive stock options under the option plan. Exercise prices for incentive stock options may not be less than the fair market value per share of common stock on the date of grant, or 110% of the fair market value in the case of incentive stock options granted to any person who owns our stock possessing 10% or more of the total voting power of all of our capital stock. Exercise prices for non-qualified stock options may be less than the fair market value per share, but must be at least $0.01 per share. Until there is an established market for the common stock, the board of directors, at its discretion, determines the fair market value of a share of common stock. Unless otherwise specified by the terms of an option agreement, options granted under the option plan vest at a rate of 25% of the shares underlying the option per year during the consecutive 4 year period beginning on the date of grant and expire 10 years after the date of grant, or 5 years after the date of grant with respect to incentive stock options granted to any person who owns our stock possessing 10% or more of the total voting power of all of our capital stock. In July 1998, our board of directors authorized us to grant options to employees with a vesting period that commences on the later of:

    - their date of hire; or

    - March 1, 1996 (the inception date of the option plan).

Generally, all employee stock option grants made after July 1998 contain this modified vesting arrangement.

    The number of shares of common stock covered by incentive stock options granted to any optionee is limited so that the total fair market value of stock, determined as of the date of grant, with respect to which incentive stock options are exercisable for the first time by such optionee in any calendar year does not exceed $100,000. Any options in excess of such limits would be treated as non-qualified stock options.

    In the event of a sale of Bluestone, as defined in the option plan, 50% of all options that have not vested as of the date of the sale become immediately vested and exercisable. All remaining options vest in accordance with the vesting schedule set forth in the applicable option agreement. In the event of a change in control of Bluestone, as defined in the option plan, the board of directors has the right, in its sole discretion, to accelerate the vesting of all options that have not vested as of the date of the change in control or establish an earlier date for the expiration of the exercise of an option or both. In addition, in the event of a change in control of Bluestone, the board of directors may, in its sole discretion, subject to and conditioned upon a sale of Bluestone, arrange for the successor entity to assume all of the rights and obligations under the option plan. Alternatively, the board of directors may, in its sole discretion, terminate the option plan and:

    - with respect to those options that are vested as of the date of the sale of Bluestone, pay an amount equal to the amount over which the fair market value of a share of common stock, exceeds the underlying exercise price for those options;

    - arrange for the exchange of all options for options to purchase common stock in the successor entity; or

    - distribute to each optionee other property in an amount equal to and in the same form as the optionee would have received from the successor entity if the optionee had owned the shares of common stock underlying options that were vested as of the date of the sale of Bluestone rather than the option at the time of the sale of Bluestone. In this instance, the fair market value will be determined as of the termination date of the option plan. The form of payment or distribution to the optionee is to be determined by the board of directors, in its sole discretion.

401(k) PLAN

    We maintain a 401(k) Plan/Profit Sharing Plan. Under our 401(k) plan, a participant may contribute, subject to some limitations contained in the Internal Revenue Code, up to 15% of his or her compensation to the 401(k) plan. Employees who are at least 21 years old are eligible to participate after six consecutive months of employment with Bluestone.

    We may make discretionary matching contributions into participants' accounts of an annually determined percentage. This percentage is subject to a maximum of 6% of a participant's total eligible compensation. In addition, we may make additional annual discretionary profit sharing contributions to participants' accounts each year at the discretion of the board of the directors. Any profit sharing allocations made are allocated in the ratio that a participant's total eligible compensation bears to the total eligible compensation of all eligible participants for the applicable 401(k) plan year. To be eligible for a discretionary profit sharing contribution, a participant must be employed with Bluestone on the last day of the applicable 401(k) plan year and must have completed at least 500 hours of service for Bluestone during that year.

    The portion of a participant's account attributable to his or her own contributions is 100% vested. The portion of the account attributable to our contributions vests as to 20% of these contributions each year over 5 years beginning after completion of 2 years of service with us and ending after 6 years of service with us. Distributions from the 401(k) plan may be made in the form of installment distributions or lump-sum cash payments.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION OF DIRECTORS AND
  OFFICERS

    As permitted by the Delaware General Corporation Law, as amended, our certificate of incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors to the fullest extent permitted by the Delaware General Corporation Law as it now exists or as it may be amended. The Delaware General Corporation Law permits limitations of liability for a director's breach of fiduciary duty other than liability:

    - for any breach of the director's duty of loyalty to us or our stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

    - for any transaction from which the director derived an improper personal benefit.

    In addition, our bylaws provide that we shall indemnify all of our directors, officers, employees and agents for acts performed on our behalf.

                              CERTAIN TRANSACTIONS

SPIN-OFF OF CONSULTING BUSINESS

    In April 1997, we had two operating businesses, the software products business and the professional consulting services business. At that time and after our reincorporation from a New Jersey corporation into a Delaware corporation, all of our issued and outstanding common stock was owned by Mel Baiada. In order to enable investors to provide capital in connection with the software products business, we separated the consulting business and the products business by spinning off the consulting business to Mel Baiada.

    To accomplish the spin-off, we created Bluestone Consulting, Inc. in Delaware and entered into a contribution and distribution agreement dated April 17, 1997 with Bluestone Consulting, Inc. Under the contribution and distribution agreement, we contributed to Bluestone Consulting, Inc. those assets and liabilities that constituted the services business in exchange for all of the stock of Bluestone Consulting, Inc. We then distributed all of the stock of Bluestone Consulting, Inc. to Mel Baiada. At the time of the distribution, both Bluestone and Bluestone Consulting, Inc. were "S" corporations for federal income tax purposes.

    Our distribution of assets and liabilities was determined based upon our internal evaluations of the relative value of the constituent entities and discussions with third party investors that were proposing an investment in our preferred stock about the composition and value of the separate companies after the spin-off. We determined that the constituent entities were approximately equal in value. Accordingly, we distributed all non-cash assets and liabilities attributable to the services business to Bluestone Consulting, Inc. The remaining cash and equivalent assets were divided to equalize the asset distribution. As described below, the corporate debt outstanding prior to the spin-off was also allocated equally.

TRANSACTIONS IN CONNECTION WITH THE SPIN-OFF

    MARK BAIADA CONVERTIBLE SUBORDINATED NOTE


    To achieve an equal distribution of debt between us and Bluestone Consulting, Inc. in connection with the spin-off, we agreed to assume one-half of the $1.0 million principal amount of a convertible note payable by Bluestone Consulting, the former New Jersey corporation, to Mark Baiada, formerly a director of ours and the brother of Mel Baiada. Bluestone Consulting, Inc. assumed the liability for the other one-half of the note. At the time we borrowed the $1.0 million, the proceeds were used for general working capital purposes. We effected this assumption by issuing an amended and restated convertible subordinated note dated April 17, 1997 to Mark Baiada in the principal amount of $500,000, bearing interest at a rate of 10% per annum, compounded annually. On September 15, 1999 Mr. Baiada converted the note into 218,750 shares of our common stock.


    The amount outstanding under the note is convertible into 218,750 shares of our common stock at any time prior to the time it matures or the date paid in full at a rate equal to $2.29 per share, subject to proportionate adjustment in the event we pay out stock dividends in shares of common stock or subdivide or combine our outstanding common stock.

    MEL BAIADA PROMISSORY NOTE AND PURCHASE OF SERIES A PREFERRED STOCK

    As part of the spin-off, Mel Baiada agreed to cancel a promissory note in the principal amount of $403,066 originally issued by Bluestone Consulting, the former New Jersey corporation, in exchange for (1) our issuance to him of a promissory note in the principal amount of $250,000 and (2) Bluestone Consulting, Inc.'s issuance to him of a promissory note in the principal amount of $107,495. The promissory notes were allocated between Bluestone Consulting, Inc. and us as part of the negotiated distribution of net assets in the spin-off. Bluestone Consulting, the former New Jersey corporation, used the $403,066 for general working capital purposes. Concurrently with our issuance of the Series A preferred stock on April 18, 1997, Mel Baiada contributed our note payable to him to our capital in exchange for 263,158 shares of Series A preferred stock.

    PROMISSORY NOTE TO BLUESTONE CONSULTING, INC.

    To achieve an equal distribution of debt between Bluestone Consulting, Inc. and us as part of the spin-off, we issued a subordinated promissory note dated April 17, 1997 to Bluestone Consulting, Inc. in the principal amount of $500,000 that bears interest at a rate of 10% per annum. We are required to make interest payments in arrears on each anniversary date of the note until paid in full. The principal amount of the note is payable in full on December 31, 2005. We are permitted to prepay the note in whole or in part without penalty or premium.

    SERVICE MARK LICENSE AGREEMENT

    As part of the spin-off, we entered into a service mark license agreement dated April 17, 1997 with Bluestone Consulting, Inc. Under this license agreement, we granted Bluestone Consulting, Inc. a non-exclusive, perpetual, worldwide royalty-free license to use some of our registered and unregistered trade marks in connection with any services performed by Bluestone Consulting, Inc. We have the right to terminate the license agreement upon:

    - certain events of default by Bluestone Consulting, Inc.; or

    - a change in control of Bluestone Consulting, Inc., subject to Bluestone Consulting, Inc.'s right to continue the license agreement for a period of not more than 1 year from the date of the change in control.

    ISSUANCE OF SERIES A PREFERRED STOCK AND STOCK REPURCHASE AGREEMENT

    On the day immediately after the date of the spin-off, and pursuant to a stock purchase agreement dated April 18, 1997, we issued 5,526,316 shares of Series A preferred stock for a total cash purchase price of $5.25 million or $0.95 per share, including 263,158 shares of Series A preferred stock to Mel Baiada and 5,263,158 shares of Series A preferred stock to the entities affiliated with Patricof & Co. Ventures, Inc. and Fostin Capital Partners II, L.P. Holders of Series A preferred stock are entitled to receive annual dividends of $0.57 per share. Proceeds of the issuance of the Series A preferred stock were used for general working capital purposes. Each share of our Series A preferred stock was initially convertible into one share of our common stock, subject to some anti-dilution protections. As a result of the stock split, each share of our Series A preferred stock will convert into 0.3125 shares of our common stock.

    We entered into a stock repurchase agreement dated April 18, 1997 with Mel Baiada as an incentive for Mr. Baiada to remain with us and devote his full-time and efforts to us. To this end, we also entered into an employment agreement with Mr. Baiada which is more fully described in this prospectus under the heading "Management--Employment Agreements." Under the repurchase agreement, 421,875 shares of the 2,812,500 shares of common stock then held by Mr. Baiada were designated as "contingent shares" which were subject to repurchase at our option if Mr. Baiada ceased to be employed by us at a purchase price equal to the fair market value as determined by our board of directors. At the beginning of each calendar quarter, beginning with the third calendar quarter of 1997 and until the second calendar quarter of 2001, 26,367 of the contingent shares were to be reclassified as "vested shares," reducing the total number of "contingent shares" by 26,367 at the beginning of each calendar quarter. Because Mr. Baiada's employment agreement was not renewed on July 1, 1999, all outstanding contingent shares automatically became vested shares.

    TAX ALLOCATION AND INDEMNITY AGREEMENT

    As a result of the spin-off, we, Bluestone Consulting, Inc. and Mel Baiada needed to decide how our taxes, and the taxes of Bluestone Consulting, Inc. would be determined for the year of the spin-off, and how we would deal with any adjustment to taxes to us and Mel Baiada that resulted after the spin-off because of a tax audit. These matters are addressed in the tax allocation and indemnity agreement dated April 18, 1997. The agreement provides that:

    - with respect to federal income taxes, we closed our books as of the day before the issuance of the preferred stock, so that the income and expenses earned in the year of the spin-off, before the issuance of the preferred stock, were not included in our corporate income tax return for the year of the spin-off. They were included in our final federal income tax return for the period that we had elected to be an S corporation for federal income tax purposes, and flowed through to the tax return of Mel Baiada;

    - with respect to state income taxes and taxes that were not imposed on income, such as property taxes, we allocated them between us and Bluestone Consulting, Inc. based on the reasonable determination of the boards of directors Bluestone Consulting, Inc. and us;

    - if we undergo a tax audit that results in us increasing our tax liability for the period after the spin-off, Mr. Baiada will reimburse us for the additional tax cost, if there is a corresponding reduction in income in an open tax return in a year when we were an S corporation, and he realizes a tax benefit because of the decrease in income in the S corporation year;

    - if we undergo a tax audit that results in an increase in our income while we were an S corporation, and also results in a decrease in our income for a period after the spin-off, we will reimburse Mr. Baiada any additional tax cost he incurs because of the increase in the income in the S corporation return; and

    - if our election to be treated as an S corporation is deemed invalid or terminated for a reason other than the issuance of the preferred stock, Mr. Baiada will reimburse us for any tax costs that we incur, to the extent he receives a tax benefit from the change in our status, and if Mr. Baiada has additional tax liability imposed on him because of the termination, we will indemnify him for the costs.

    There have been no claims made under the agreement, by either party, for reimbursement.

    RESELLER AGREEMENT WITH BLUESTONE CONSULTING, INC.

    We are a party to a reseller agreement with Bluestone Consulting, Inc., dated January 1, 1998. Under the reseller agreement, Bluestone Consulting, Inc. is a non-exclusive reseller of our products in the United States and Canada. Bluestone Consulting, Inc. may purchase products from us at our then current list prices less our standard quantity discounts. The material terms and conditions contained in the reseller agreement are similar to those contained in our standard reseller agreement.

    SUBLEASE AGREEMENT WITH BLUESTONE CONSULTING, INC.

    As part of the spin-off, we entered into a sublease agreement with Bluestone Consulting, Inc., effective as of April 30, 1997. Bluestone Consulting, Inc. subleases approximately 7,780 square feet of our Mount Laurel facility. Bluestone Consulting, Inc. pays us an annual base rent of $94,000, which is paid in equal monthly installments in advance on the first day of every calendar month during the term of the Bluestone Consulting, Inc. sublease. The rental charges to Bluestone Consulting, Inc. were determined on a pro-rata square footage basis at the same rate and under the same terms that we have with our landlord. Bluestone Consulting, Inc. also pays us 19% of all taxes, common area costs, utility costs and other services paid for by us under our lease. The Bluestone Consulting, Inc. sublease expires when our lease expires or is terminated for any reason, including our default under our lease.

SALE OF MEL BAIADA SERIES A PREFERRED STOCK

    On April 22, 1998, Mel Baiada sold all 263,158 of his shares of Series A preferred stock to certain of the then existing holders of Series A preferred stock for a total purchase of $341,053 or $1.296 per share.

ISSUANCE OF SERIES B PREFERRED STOCK

    Pursuant to a stock purchase agreement dated April 22, 1998, we issued 8,782,695 shares of Series B preferred stock for a total purchase price of $11.4 million or $1.296 per share, including 3,858,025 shares of Series B preferred stock to General Electric Capital Corporation and 4,924,670 shares of Series B preferred stock to the entities affiliated with Patricof & Co. Ventures, Inc. and Fostin Capital Partners II, L.P. Holders of Series B preferred stock are entitled to annual dividends of $0.078 per share. The proceeds of the issuance of the Series B preferred stock were used for general working capital purposes. Each share of our Series B preferred stock was initially convertible into one share of our common stock. Under the terms of our Series B issuance, the conversion ratio changed as of December 31, 1998 so that each share of our Series B preferred stock became convertible into 2.09 shares of our common stock. As a result of the stock split, each share of our Series B preferred stock will convert into 0.6541 shares of our common stock.

BRIDGE FINANCING

    On January 21, 1999, we entered into the Note and Warrant Purchase Agreement with substantially all of the holders of the Series B preferred stock. Under the Note and Warrant Purchase Agreement, the Series B preferred stockholders agreed to provide subordinated secured debt financing of up to $5.0 million for general working capital purposes. To the extent this financing was utilized, we would have been obligated to issue 10% convertible subordinated secured notes and warrants to purchase up to 504,032 shares of common stock at an exercise price equal to $1.98 per share to the Series B preferred stockholders. We were permitted to draw on the committed principal amount at any time until May 30, 1999.

    As of May 25, 1999, we had drawn down approximately $1.35 million of the $5.0 million available to fulfill general working capital needs and issued warrants to purchase 137,609 shares of common stock to the Series B preferred stockholders. This outstanding $1.35 million debt was converted into Series C preferred stock as part of our issuance of 9,191,176 shares of Series C preferred stock at $2.72 per share on May 25, 1999.

    The issuance of the warrants to the Series B preferred stockholders triggered anti-dilution protection afforded to Silicon Valley Bank pursuant to an antidilution agreement between us and Silicon Valley Bank dated November 24, 1997, whereby the number of shares of common stock underlying a warrant issued to Silicon Valley Bank were readjusted from 8,224 to 9,766 shares of our common stock and the exercise price under the Silicon Valley Bank warrant was readjusted from $3.04 to $2.56 per share.

ISSUANCE OF SERIES C PREFERRED STOCK

    Pursuant to a stock purchase agreement dated May 25, 1999, we issued 9,191,176 shares of Series C preferred stock for a total purchase price of $25.0 million or $2.72 per share, including 676,524 shares of Series C preferred stock to General Electric Capital Corporation and 1,161,709 shares of Series C preferred stock to the entities affiliated with Patricof & Co. Ventures, Inc. and Fostin Capital Partners II, L.P. Holders of Series C preferred Stock are entitled to annual dividends of $0.1632 per share. The proceeds of the issuance of the Series C preferred stock were used for general working capital purposes. Each share of our Series C preferred stock was initially convertible into one share of our common stock. As a result of the stock split, each share of our Series C preferred stock will convert into 0.3125 shares of our common stock.

REGISTRATION RIGHTS

    Under the second restated investors' rights agreement dated May 25, 1999 by and among us and our preferred stockholders, the holders of preferred stock are entitled to certain rights with respect to the registration under the Securities Act for resale to the public of our common stock issuable upon the conversion of preferred stock. The second restated investors' rights agreement permits the preferred stockholders to twice require us, whether or not we propose to register our common stock for sale, to register all or part of those preferred stockholders' common stock, issued upon conversion of the preferred stock, so long as the securities that would be covered by the registration statement have an aggregate gross offering price of at least $20.0 million. If any registration involves an underwritten offering, preferred stockholders that wish to participate in that offering must enter into customary agreements with us and the underwriter. The underwritten offering will be subject to certain limitations and restrictions that may be imposed by the underwriters thereof, including, the right of the underwriters to exclude a portion of the securities owned by the preferred stockholders from the offering.

    The second restated investors' rights agreement also provides demand registration rights to the preferred stockholders requiring us to register all or part of the registrable securities on Form S-3, provided, that, among other things:

    - Form S-3 is available to us and the preferred stockholders for this offering;

    - the offering price of the securities to be registered by the preferred stockholders, together with securities held by other persons entitled to participate in the registration, is at least $1.0 million in the aggregate, net of any underwriters' discounts or commissions; and

    - the board of directors determines that the registration would not be seriously detrimental to us and our stockholders at that time. In this event, the registration of these securities may be delayed for up to 60 days.

    Under the second restated investors' rights agreement, the preferred stockholders have the right, subject to several exceptions, to have their registrable securities included in any registration statement filed by us. Each preferred stockholder that wishes to participate in the offering must enter into a customary agreement with us and the underwriter, which may limit in whole or in part the inclusion of that preferred stockholder's registrable securities in the registration statement, as determined by the underwriters in their sole discretion.

    We are required to pay all expenses relating to any of these registrations other than underwriting discounts and commissions relating to shares sold by the preferred stockholders. The registration rights provided in the second restated investors' rights agreement extend for a period of five years following this offering.

FILIPOWSKI CONSULTING AGREEMENT

    We entered into a consulting agreement with Andrew Filipowski in May 1999 under which Mr. Filipowski will provide strategic and general business consulting services to us from that date until May 2001. In consideration of these consulting services, we granted to Mr. Filipowski a fully vested option to purchase 21,875 shares of our common stock at an exercise price of $4.13 per share. We recorded general and administrative expenses of $165,784 in the three months ended June 30, 1999 in connection with this option.

FUTURE AFFILIATE TRANSACTIONS

    We believe that all of the transactions described above were made on terms no less favorable to us than would have been obtained from unaffiliated third parties. All future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information as of August 31, 1999 regarding the beneficial ownership of our common stock by: (1) each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock; (2) each director; (3) each of the named executive officers; and
(4) all directors and executive officers as a group. The ownership amounts are calculated as if the outstanding preferred stock and accrued dividends on preferred stock were fully converted into common stock as of June 30, 1999. Unless otherwise indicated, the address of each person identified is c/o Bluestone Software, Inc., 1000 Briggs Road, Mount Laurel, New Jersey 08054.


    The percentages shown are based on 13,285,072 shares of common stock outstanding prior to the offering and 17,285,072 shares of common stock outstanding after the offering. Pursuant to Rule 13d-3 under the Exchange Act, shares of common stock which a person has the right to acquire pursuant to the exercise of stock options and warrants held by that holder that are exercisable within 60 days are deemed outstanding for the purpose of computing the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person.



                                                                                                              PERCENT
                                                                                  SHARES BENEFICIALLY      BENEFICIALLY
                                                                                         OWNED                 OWNED
                                                                                   PRIOR TO OFFERING    -------------------
                                                                                  -------------------    BEFORE     AFTER
NAME AND ADDRESS                                                                        NUMBER          OFFERING   OFFERING
--------------------------------------------------------------------------------  -------------------   --------   --------
Mel Baiada (1)..................................................................       2,813,332          21.1%      16.3%
General Electric Capital Corporation(2).........................................       2,815,189          21.1%      16.2%
Entities affiliated with Patricof & Co. Ventures, Inc. (3)......................       5,478,845          40.7%      31.4%
Fostin Capital Partners II, L.P. (4)............................................       1,666,377          12.5%       9.6%
P. Kevin Kilroy (5)(6)..........................................................         257,878           1.9%       1.5%
Enrico J. Ballezzi (5)..........................................................          87,377             *          *
Robert W. Bickel (5)............................................................         171,664           1.3%       1.0%
John H. Capobianco (5)..........................................................          70,965             *          *
Gregory M. Case (7).............................................................       5,478,845          40.7%      31.4%
William C. Hulley (8)...........................................................       1,666,377          12.5%       9.6%
Anton Simunovic (9).............................................................       2,815,189          21.1%      16.2%
Andrew J. Filipowski (5)(10)....................................................          28,125             *          *
Paul E. Blondin (5)(11).........................................................           6,250             *          *
All directors and executive officers as a group (11 persons) (12)...............      11,429,625          82.7%      64.5%


------------------------

*   Represents less than 1% of the outstanding shares of Common Stock.


(1) Includes 779,336 shares of common stock owned by four trusts for which Mr. Baiada or his wife act as trustees. Mr. Baiada intends to grant the underwriters the right to purchase 152,253 shares pursuant to the underwriters' over-allotment option.



(2) The address for General Electric Capital Corporation is 260 Long Ridge Road, Stamford, CT 06927. Includes 3,939,999 shares of Series B preferred stock which is convertible into 2,549,079 shares of common stock, 689,493 shares of Series C preferred stock convertible into 215,467 of common stock, and 50,644 shares of common stock underlying warrants. General Electric Capital Corporation is a subsidiary of the General Electric Company. General Electric Capital Corporation intends to grant the underwriters the right to purchase 158,000 shares pursuant to the underwriters' over-allotment option. The Directors of General Electric Company are James I. Cash, Jr., Silas S. Cathcart, Dennis D. Dammerman, Paolo Fresco, Claudio X. Gonzalez, Andrea Jung, Kenneth G. Langone, Gertrude G. Michelson, Eugene F. Murphy, Sam Nunn, John D. Opie, Roger S. Penske, Frank H. T. Rhodes, Andrew C. Sigler, Douglas
    A. Warner III, and John F. Welch, Jr.

(3) The address for Patricof & Co. Ventures, Inc. is 445 Park Avenue, New York, NY 10022. The directors and managing directors of Patricof & Co. Ventures, Inc. are Alan Patricof-Director, Co-Chairman, Patricia Cloherty-Director, Co-Chairman, Ronald Cohen-Director, Maurice Tchenio-Director, Robert Chefitz-Managing Director, Salem Shuchman-Managing Director, David Landau-Managing Director, Thomas Hirschfeld-Managing Director, George Jenkins-Managing Director, Greg Case-Managing Director, Paul Vais-Managing Director, George Phipps-Managing Director, and Janet Effland-Managing Director. The share amount is comprised of:


        (A) shares held by the P/A Fund, L.P., consisting of 2,440,108 shares of Series A preferred stock convertible into 762,534 shares of common stock, 1,274,093 shares of Series B preferred stock convertible into 824,306 shares of common stock, 206,081 shares of Series C preferred stock convertible into 64,400 shares of common stock, and 15,137 shares of common stock underlying warrants. Fostin Capital Partners II, L.P. and APA Pennsylvania Partners II, L.P. (a Patricof affiliate) are the general partners of The P/A Fund, L.P. The address of the P/A Fund, L.P. is 455 South Gulph Road, Suite 410, King of Prussia, PA 19406. The P/A Fund intends to grant the underwriters the right to purchase 66,860 shares pursuant to the underwriters' over-allotment option.



        (B) shares held by APA Excelsior IV, L.P., consisting of 2,704,898 shares of Series A preferred stock convertible into 845,281 shares of common stock, 3,134,271 shares of Series B preferred stock convertible into 2,027,793 shares of common stock, 817,913 shares of Series C preferred stock convertible into 255,598 shares of common stock and 60,076 shares of common stock underlying warrants. Patricof & Co. Managers, Inc. is the general partner of APA Excelsior IV Partners, which is the general partner of APA Excelsior IV, L.P. The address of APA Excelsior IV, L.P. is 445 Park Avenue, New York, NY 10022. APA Excelsior IV, L.P. intends to grant the underwriters the right to purchase 127,875 shares pursuant to the underwriters' over-allotment option.



        (C) shares held by APA Excelsior IV/Offshore, L.P., consisting of 477,336 shares of Series A preferred stock convertible into 149,168 shares of common stock, 553,107 shares of Series B preferred stock convertible into 357,846 shares of common stock, 144,338 shares of Series C preferred stock convertible into 45,106 shares of common stock and 10,602 shares of common stock underlying warrants. Patricof & Co. Managers, Inc. is the general partner of APA Excelsior IV Partners, which is the general partner of APA Excelsior IV/Offshore, L.P. The address of APA Excelsior IV/Offshore, L.P. is c/o Patricof & Co. Ventures, Inc. 445 Park Avenue, New York, NY 10022. APA Excelsior IV/Offshore, L.P. intends to grant the underwriters the right to purchase 22,566 shares pursuant to the underwriters' over-allotment option.



        (D) shares held by Patricof Private Investment Club, L.P. including 51,744 shares of Series A preferred stock convertible into 16,170 shares of common stock, 59,957 shares of Series B preferred stock convertible into 38,791 shares of common stock, 15,646 shares of Series C preferred stock convertible into 4,889 shares of common stock and 1,149 shares of common stock underlying warrants. Patricof & Co. Managers, Inc. is the general partner of APA Excelsior IV Partners, which is the general partner of Patricof Private Investment Club, L.P. The address of Patricof Private Investment Club, L.P. is 445 Park Avenue, New York, NY 10022. Patricof Private Investment Club, L.P. intends to grant the underwriters the right to purchase 2,446 shares pursuant to the underwriters' over-allotment option.


(4) Fostin Capital Partners II, L.P. is a general partner of The P/A Fund, L.P. The address for Fostin Capital Partners II, L.P. is 518 Broad Street, Sewickley, PA 15143. William C. Hulley and Joel P. Adams are general partners of Fostin Capital Partners II, L.P.

(5) Represents the total number of shares of our common stock issuable upon exercise of stock options which are currently exercisable and which are exercisable within 60 days after August 31, 1999.


(6) Mr. Kilroy intends to grant the underwriters the right to purchase 70,000 shares pursuant to the underwriters' over-allotment option.


(7) The address for Mr. Case is c/o Patricof & Co. Ventures, Inc., 455 South Gulph Road, Suite 410, King of Prussia, PA 19406. Mr. Case is a Vice President of Patricof & Co. Managers, Inc., the general partner of each of APA Excelsior IV, L.P., APA Excelsior IV/Offshore, L.P. and Patricof Private Investment Club, L.P. Mr. Case is a Managing Director of Patricof & Co. Ventures, Inc., the investment advisor of APA Excelsior IV/Offshore, L.P. Mr. Case is a general partner of APA Pennsylvania Partners II, L.P., a general partner of The P/A Fund, L.P. Mr. Case shares voting and investment powers with respect to the shares owned by these funds. Mr. Case does not own any of our outstanding securities as an individual.

(8) The address for Mr. Hulley is c/o The P/A Fund, L.P., 578 Broad Street, Sewickley, PA 15143. Mr. Hulley is a general partner of Fostin Capital Partners II, L.P., which is a general partner of The P/A Fund L.P. Mr. Hulley shares voting and investment powers with respect to the shares owned by The P/A Fund L.P. Mr. Hulley does not own any of our outstanding securities as an individual.


(9) The address for Mr. Simunovic is c/o General Electric Capital Corporation, 260 Long Ridge Road, Stamford, CT 06927. Mr. Simunovic is a Senior Vice President of the GE Capital Equity Capital Group, a wholly owned subsidiary of General Electric Capital Corporation, a subsidiary of General Electric Company. Mr. Simunovic does not own any of our outstanding securities as an individual.


(10) Mr. Filipowski was appointed as a director on June 10, 1999. The address for Mr. Filipowski is c/o Platinum technology, inc., 1815 South Meyers Road, Oakbrook Terrace, IL 60181.

(11) Mr. Blondin was appointed as a director on June 16, 1999. The address for Mr. Blondin is 50 Battery Street, Boston, MA 02109.

(12) Includes 634,579 shares of our common stock issuable upon the exercise of stock options which are currently exercisable and which are exercisable within 60 days after August 31, 1999.

                           DESCRIPTION OF SECURITIES


    Our authorized capital stock as of June 30, 1999 consisted of 53,800,000 shares of common stock, par value $0.001 per share, and 23,500,187 shares of preferred stock, par value $0.001 per share, of which 5,526,316 shares were designated as "Series A preferred stock," 8,782,695 shares were designated as "Series B preferred stock," and 9,191,176 shares were designated as "Series C preferred stock." Immediately prior to the closing of this offering all of the outstanding preferred stock will automatically convert to common stock.


    The following is a summary of certain provisions of our common stock, our preferred stock and our third amended and restated certificate of incorporation.

COMMON STOCK

    As of June 30, 1999, there were 2,819,955 shares of common stock held of record by 11 stockholders. Holders of common stock, together with the holders of the preferred stock, who are entitled to vote on an "as converted" basis as described below, are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to the applicable provisions of the Delaware General Corporation Law, stockholders holding a majority of the issued and outstanding shares entitled to vote constitute a quorum for the purposes of convening a stockholders' meeting. Accordingly, a majority of a quorum may elect directors standing for election, subject to the director election rights of the stockholders described below. Holders of common stock are entitled to receive ratably any dividends as may be declared on the common stock by the board of directors. Upon liquidation, dissolution or winding up of Bluestone, holders of common stock are entitled to receive ratably the net assets of Bluestone available for distribution after the payment of all debts and other liabilities subject to the prior and superior liquidation preference rights of holders of preferred stock, if any are outstanding. Holders of common stock have no preemptive or subscription rights with respect to other issuances of securities. Our common stock has no conversion rights and is not redeemable.

PREFERRED STOCK

    All of our presently authorized preferred stock is outstanding. Immediately prior to this offering's closing, all outstanding preferred stock will automatically convert into common stock as follows:

    - Series A: one share of Series A preferred stock for 0.3125 shares of common stock;

    - Series B: one share of Series B preferred stock for 0.6541 shares of common stock; and

    - Series C: one share of Series C preferred stock for 0.3125 shares of common stock.

    Holders of our outstanding preferred stock are entitled to receive annual dividends as follows:

    - Series A: $0.057 per share;

    - Series B: $0.078 per share; and

    - Series C: $0.1632 per share.

    The Series A preferred stock dividends have accrued since April 17, 1997, the Series B preferred stock dividends have accrued since April 22, 1998 and the Series C preferred stock dividends have accrued since May 25, 1999. Aggregate accrued dividends on the preferred stock as of June 30, 1999 amounted to approximately $1.7 million.

    We are required to pay any federal or state income taxes to which the holders of preferred stock may be subject with respect to the accrued and unpaid cash dividends, whether or not earned or declared. Accumulated but unpaid dividends will be reduced by these tax payments. Upon the conversion of our preferred stock into common stock, we are required to pay to the holders of the preferred stock being converted all accumulated and unpaid cash dividends, whether or not declared, with respect to the preferred stock. However, if requested by any holder of the shares of preferred stock being converted and approved by the holders of a majority of the then outstanding shares of common stock, the holder may exchange all or any portion of the accumulated and unpaid cash dividends into shares of common stock at the then fair market value of the common stock.

ANTI-TAKEOVER EFFECTS OF BLUESTONE'S CERTIFICATE OF INCORPORATION AND BYLAWS AND PROVISIONS OF DELAWARE LAW

    Following the closing of this offering, our certificate of incorporation and bylaws and provisions of Delaware corporate law may hinder or delay a third party's attempt to acquire us. They may also make it difficult for the stockholders to remove incumbent management.

    CLASSIFIED BOARD OF DIRECTORS; VACANCIES. Following the closing of this offering, the certificate of incorporation will divide the board of directors into three classes. The directors' terms will be staggered by class. Our classified board of directors is intended to provide continuity and stability in board membership and policies. However, the classified board of directors makes it more difficult for stockholders to change the board composition quickly. In addition, a majority of the directors then in office can increase the size of the board of directors and fill board of directors vacancies and newly created directorships resulting from any increase in the size of the board of directors. This is true even if those directors do not constitute a quorum or if only one director is left in office. These provisions could prevent stockholders, including parties who want to take over or acquire us, from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

    ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER PROPOSALS AND STOCKHOLDER NOMINATIONS OF DIRECTORS. The bylaws will establish an advance notice procedure regarding nominations of directors by stockholders and other stockholder proposals. The advance notice procedure will not apply to nominations of directors by the board of directors. For matters a stockholder wishes to bring before an annual meeting of stockholders, the stockholder must deliver to us a notice not less than 90 days nor more than 120 days before the first anniversary of the preceding year's annual meeting of nominations and other business to be brought before our annual meeting. The stockholder must put information in the notice regarding:

    - the stockholder and its holdings;

    - the background of any nominee for director;

    - the written consent to being named as a nominee and to serving as a director if elected;

    - any business desired to be brought before the meeting;

    - the reasons for conducting the business at the meeting; and

    - any material interest of the stockholder in the business proposed.

    At a special meeting of stockholders called to elect directors, stockholders can make a nomination only if they deliver to us a notice that complies with the above requirements no later than the tenth day following the day on which public announcement of the special meeting is made. The bylaws could preclude a nomination for the election of directors or the conduct of certain business at a particular meeting if the proper procedures are not followed. This may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

    SPECIAL STOCKHOLDERS' MEETINGS. Our certificate of incorporation and bylaws will permit special meetings of the stockholders to be called only by the board of directors, the chief executive officer or the president or holders of at least 75% of our securities that are outstanding and entitled to vote in an election of directors.

    AUTHORIZED BUT UNISSUED SHARES. We will be able to issue shares of common stock without stockholder approval, up to the number of shares authorized for issuance in our certificate of incorporation, except as limited by Nasdaq rules. We could use these additional shares for a variety of corporate purposes. These purposes include future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our ability to issue these additional shares could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

    SECTION 203 OF DELAWARE LAW. After this offering is completed, Section 203 of the Delaware General Corporation Law will apply to us. This section will prohibit us from engaging in a "business combination" with an "interested stockholder." This restriction will apply for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes (1) mergers, (2) asset sales and (3) other transactions resulting in a financial benefit to an interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our voting stock. Section 203 could delay, defer or prevent a change in control of us. It might also reduce the price that investors might be willing to pay in the future for shares of common stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is StockTrans, Inc.

LISTING


    We have been approved for listing our common stock on the Nasdaq National Market under the trading symbol "BLSW."

                        SHARES ELIGIBLE FOR FUTURE SALE


    Prior to this offering, there has been no public market for our common stock. Based on the number of shares outstanding on June 30, 1999, upon completion of this offering we will have outstanding an aggregate of 17,282,658 shares of our common stock, excluding any exercises of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 13,282,658 shares of common stock to be held by existing stockholders will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below.


    As a result of the lock up agreements described below and the provisions of Rule 144, additional shares will be available for sale in the public market as follows:


    - 2,070 shares of common stock outstanding will be available for sale into the public market 90 days following the effectiveness of this registration statement;


    - 2,663,589 shares of common stock issuable upon exercise of outstanding options will be eligible for sale as the options vest and following the effectiveness of a registration statement on Form S-8 covering the stock options, which we expect to file shortly after the completion of this offering; and

    - the remainder of the restricted securities will be eligible for sale from time to time after the expiration of the lock up period and upon expiration of their respective one-year holding periods.

LOCK-UP AGREEMENTS

    All of our officers and directors and some of our stockholders are expected to enter into lock-up agreements under which they agreed not to transfer or otherwise dispose of, directly or indirectly, without the consent of Deutsche Bank Securities Inc., any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days following the effective date of the registration statement of which this prospectus is a part.

    Transfers or dispositions can be made during the lock-up periods in the case of gifts for estate planning purposes where the donee signs a lock-up agreement.

RULE 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this registration statement, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding, which will equal approximately 173,025 shares immediately after this offering; or

    - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 of the sale with the SEC.

    Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell their shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

    In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement are eligible to resell their shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some restrictions, including the holding period, contained in Rule 144.

REGISTRATION RIGHTS


    After this offering, the holders of 10,462,703 shares of our common stock and warrants exercisable for 288,056 shares of our common stock will be entitled to demand registration of their shares under the Securities Act. All of these holders have agreed not to demand registration of their common stock for one year after the date of this offering. After this one year period, the holders of a majority of the shares eligible for demand rights may require us, on not more than two occasions, to use our best efforts to file a registration statement under the Securities Act with respect to their shares eligible for demand rights if the gross offering amount would be expected to exceed $20.0 million. In addition, if at any time after this offering we propose to register any of our securities under the Securities Act in a public offering in excess of $1.0 million, for ourselves or for other holders, we will send notice of this registration to holders of the shares eligible for demand rights, as well as to Mel Baiada with respect to his shares of our common stock and Silicon Valley Bank with respect to its warrants exercisable for 9,766 shares of our common stock. Subject to limitations and conditions set forth in the agreements governing their registration rights, they may elect to register their eligible shares. Further, if we propose to file a registration statement on Form S-3, a short form registration statement, when we become eligible therefor, for an offering in excess of $1.0 million, the holders of shares eligible for demand rights and "piggyback" rights may register their common stock along with that registration. We will be responsible for the expenses incurred in connection with these registrations, other than underwriters' discounts or commissions, except that we will pay expenses of only one registration on Form S-3 at a holder's request per year. All registration rights expire five years from the date of this offering.


STOCK OPTIONS

    Shortly after completion of this offering, we plan to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our stock option and director compensation plans. As of June 30, 1999, options to purchase 2,663,589 shares of common stock were issued and outstanding, 1,028,050 of which are vested. This registration statement is expected to be filed and become effective as soon as practicable after the date of this prospectus. Accordingly, shares registered under the S-8 registration statement will, subject to lock-up agreements, vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the registration statement becomes effective.

                              PLAN OF DISTRIBUTION

    Subject to the terms and conditions of the underwriting agreement, the underwriters, named below through their representatives Deutsche Bank Securities Inc., SoundView Technology Group, Inc., C.E. Unterberg, Towbin and Legg Mason Wood Walker, Incorporated have severally agreed to purchase from us the following respective numbers of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

UNDERWRITER                                                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Deutsche Bank Securities Inc...............................................
SoundView Technology Group, Inc............................................
C.E. Unterberg, Towbin.....................................................
Legg Mason Wood Walker, Incorporated.......................................

                                                                             -----------------
  Total....................................................................
                                                                             -----------------
                                                                             -----------------

    The underwriting agreement provides that the obligations of the underwriters are subject to conditions precedent and that the underwriters will purchase all of the shares of common stock offered hereby if any of such shares are purchased.

    We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of
$      per share. The underwriters may allow to some other dealers, and those
dealers may reallow, a concession not in excess of $      per share. After the
initial public offering, the offering price and other selling terms may be changed by the representatives of the underwriters.

    We have requested that, of the 4,000,000 shares of common stock to be sold in this offering, up to 200,000 shares be offered at the price to the public set forth on the cover page of this prospectus to our directors, officers, employees and business associates. As a result, the number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. The underwriters will offer to the general public, on the same basis as the other shares to be sold in this offering, any reserved shares that were not purchased.


    Certain stockholders have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the option shares that the number of shares of common stock to be purchased by it in the above table bears to 4,000,000. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered in this offering. If purchased, the underwriters will offer the additional shares on the same terms as those on which the 4,000,000 shares are being offered.


    We and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act.

    We have agreed not to offer, sell, sell short, transfer, hypothecate, pledge or otherwise dispose of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock, or enter into an agreement for our common stock, for a period of 180 days after the date of our registration statement, of which this prospectus is a part, directly or indirectly, by us or otherwise, except as consideration for business acquisitions, on exercise of currently outstanding stock options or on the issuance of options to key employees and directors under our stock option plans and the exercise of such options, without the prior written consent of Deutsche Bank Securities Inc.

    All of our officers and directors and certain of our stockholders intend to enter into lock-up agreements under which they agreed not to transfer or otherwise dispose of, directly or indirectly, without the consent of Deutsche Bank Securities Inc. any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days following the date of this registration statement.

    Transfers or dispositions can be made during the lock-up periods in the case of gifts for estate planning purposes where the donee signs a lock-up agreement.

    The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, creating a short position in the underwriters' syndicate account. Additionally, to cover the over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. The representatives of the underwriters, on behalf of the syndicate of underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the syndicate repurchases shares distributed by that underwriter or dealer.

    We paid $1.4 million and issued a warrant, exercisable for five years, to purchase up to 150,448 shares of common stock at an exercise price of $8.70 per share to Deutsche Bank Securities Inc. for providing placement agent services to us in connection with the offering of Series C preferred stock that was consummated on May 25, 1999. The amount paid for these services was determined by arms' length negotiations between us and Deutsche Bank Securities Inc. We believe that this amount is within standard industry parameters for a transaction of that nature. The underwriters and their respective affiliates may, in the future, be lenders to, engage in transactions with and perform services for us in the ordinary course of business. No transactions with the underwriters are presently contemplated.

    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, the results of our operations in recent periods, the market capitalizations and stages of development of other companies which we and the representatives of the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for us by Pepper Hamilton LLP. Some legal matters related to this offering will be passed upon for the underwriters by Willkie Farr & Gallagher.

                                    EXPERTS

    Our financial statements as of December 31, 1997 and 1998, and for the years ended December 31, 1996, 1997 and 1998 included in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-l pursuant to the Securities Act with respect to the common stock offered in this offering. The prospectus, which is part of the registration statement, does not contain all the information set forth in the registration statement. Statements contained in the prospectus as to the contents of any contract, agreement or other document filed with the registration statement as exhibits are necessarily summaries of such documents, but are complete in all material respects, and are qualified in their entirety by reference to the copy of the applicable document filed as an exhibit to the registration statement. For further information about us and the securities offered in this offering, reference is made to the registration statement and to the financial statements, schedules and exhibits filed as a part of the registration statement.

    Upon completion of the offering, we will be subject to the information requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, the exhibits and schedules forming a part of the registration statement and the reports and other information filed by us with the SEC in accordance with the Exchange Act may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511. Copies of these materials may also be obtained from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Web site at http://www.sec.gov that contains reports, proxy statements and other information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................        F-2
Balance Sheets.............................................................................................        F-3
Statements of Operations...................................................................................        F-4
Statements of Mandatorily Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)........        F-5
Statements of Cash Flows...................................................................................        F-6
Notes to Financial Statements..............................................................................        F-7

After the 1-for-3.2 reverse stock split of each outstanding share of common stock, as discussed in Note 13 to the financial statements, is effected, we expect to be in a position to render the following audit report.

                                          /s/ Arthur Andersen LLP

Philadelphia, PA
  March 31, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Bluestone Software, Inc.:

    We have audited the accompanying balance sheets of Bluestone Software, Inc. (a Delaware corporation), formerly Bluestone Consulting, Inc., as of December 31, 1997 and 1998, and the related statements of operations, mandatorily redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluestone Software, Inc. as of December 31, 1997 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Philadelphia, PA
  March 31, 1999 (except with
    respect to matters discussed
    in Note 2, as to which the
    date is May 25, 1999
    and Note 13, as to
    which the date is September   , 1999.)

                            BLUESTONE SOFTWARE, INC.

                                 BALANCE SHEETS


                                       DECEMBER 31,                 JUNE 30, 1999
                                 -------------------------   ---------------------------
                                    1997          1998          ACTUAL       PRO FORMA
                                 ----------   ------------   ------------   ------------
                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...   $2,330,372   $  2,534,819   $ 20,600,454   $ 20,600,454
  Restricted certificate of
    deposit...................      400,000             --             --             --
  Accounts receivable, net of
    allowance of $37,012,
    $44,473 and $210,314......    1,747,672      3,369,514      2,757,076      2,757,076
  Prepaid expenses and
    other.....................      312,011        149,318        259,878        259,878
  Due from related party......       79,011             --             --             --
                                 ----------   ------------   ------------   ------------
      Total current assets....    4,869,066      6,053,651     23,617,408     23,617,408
                                 ----------   ------------   ------------   ------------
Property and equipment:
  Equipment...................    1,465,570      2,418,590      2,577,672      2,577,672
  Furniture and fixtures......       86,852        183,767        185,704        185,704
  Leasehold improvements......       20,552        131,845        134,445        134,445
                                 ----------   ------------   ------------   ------------
                                  1,572,974      2,734,202      2,897,821      2,897,821
  Less--Accumulated
    depreciation and
    amortization..............     (640,741)    (1,284,921)    (1,585,649)    (1,585,649)
                                 ----------   ------------   ------------   ------------
      Net property and
        equipment.............      932,233      1,449,281      1,312,172      1,312,172
                                 ----------   ------------   ------------   ------------
Deposits......................       13,744         32,997         38,981         38,981
                                 ----------   ------------   ------------   ------------
                                 $5,815,043   $  7,535,929   $ 24,968,561   $ 24,968,561
                                 ----------   ------------   ------------   ------------
                                 ----------   ------------   ------------   ------------
LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIT)
Current liabilities:
  Line of credit..............   $1,610,561   $    473,365   $    671,366   $    671,366
  Current portion of long-term
    debt......................       83,971        356,728        436,648        436,648
  Accounts payable............      781,703      1,094,286      1,294,176      1,294,176
  Accrued wages...............      478,970        579,371      1,604,540      1,604,540
  Other accrued expenses......      401,468        477,246      1,228,117      1,228,117
  Due to related parties......           --        188,898         29,103         29,103
  Deferred revenues...........    1,560,632      3,223,338      1,777,584      1,777,584
                                 ----------   ------------   ------------   ------------
      Total current
        liabilities...........    4,917,305      6,393,232      7,041,534      7,041,534
                                 ----------   ------------   ------------   ------------
Long-term debt................      269,676        875,642        654,169        654,169
                                 ----------   ------------   ------------   ------------
Subordinated notes due to
  related parties.............    1,000,000      1,000,000      1,000,000      1,000,000
                                 ----------   ------------   ------------   ------------
Mandatorily redeemable Series
  A convertible preferred
  stock.......................    5,330,727      5,672,339      5,841,856             --
                                 ----------   ------------   ------------   ------------
Mandatorily redeemable Series
  B convertible preferred
  stock.......................           --     11,742,212     12,102,550             --
                                 ----------   ------------   ------------   ------------
Mandatorily redeemable Series
  C convertible preferred
  stock.......................           --             --     22,508,745             --
                                 ----------   ------------   ------------   ------------

Commitments and contingencies
  (Note 12)

Stockholders' equity
  (deficit):
  Common stock, $.001 par
    value, 53,800,000 shares
    authorized, 2,812,500,
    2,815,039, 2,819,955 and
    13,282,658 shares issued
    and outstanding...........        2,813          2,816          2,821         13,304
  Common stock warrants.......           --             --      1,900,000      1,900,000
  Deferred stock-based
    compensation..............           --             --     (1,303,344)    (1,303,344)
  Additional paid-in
    capital...................        6,187         11,871      1,629,797     42,072,465
  Accumulated deficit.........   (5,711,665)   (18,162,183)   (26,409,567)   (26,409,567)
                                 ----------   ------------   ------------   ------------
      Total stockholders'
        equity (deficit)......   (5,702,665)   (18,147,496)   (24,180,293)    16,272,858
                                 ----------   ------------   ------------   ------------
                                 $5,815,043   $  7,535,929   $ 24,968,561   $ 24,968,561
                                 ----------   ------------   ------------   ------------
                                 ----------   ------------   ------------   ------------


        The accompanying notes are an integral part of these statements.

                            BLUESTONE SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS

                                                                      SIX MONTHS ENDED
                               YEAR ENDED DECEMBER 31,                    JUNE 30,
                       ----------------------------------------   -------------------------
                          1996          1997           1998          1998          1999
                       -----------   -----------   ------------   -----------   -----------
                                                                         (UNAUDITED)
Net revenues:
  Software license
    fees............   $ 1,475,368   $ 2,337,199   $  3,391,226   $ 1,192,117   $ 4,726,889
  Services..........        42,908     2,178,664      3,619,997     1,706,506     1,865,096
  Third party
    products and
    related
    services........     6,555,095     5,225,429      1,106,688       932,162            --
                       -----------   -----------   ------------   -----------   -----------
      Total
        revenues....     8,073,371     9,741,292      8,117,911     3,830,785     6,591,985
Cost of revenues:
  Software license
    fees............       112,732       202,219        258,572        96,047       156,232
  Services..........       305,109     2,516,451      4,433,309     2,077,872     2,466,660
  Third party
    products and
    related
    services........     4,261,078     2,797,656        643,120       534,522            --
                       -----------   -----------   ------------   -----------   -----------
      Total cost of
        revenues....     4,678,919     5,516,326      5,335,001     2,708,441     2,622,892
                       -----------   -----------   ------------   -----------   -----------
    Gross profit....     3,394,452     4,224,966      2,782,910     1,122,344     3,969,093
Operating expenses:
  Sales and
    marketing.......     3,004,760     5,130,799      9,551,284     3,747,872     6,185,414
  Product
    development.....       701,789     1,295,148      2,473,771       903,833     1,868,554
  General and
   administrative...     1,515,456     1,615,787      2,316,017       949,520     2,124,128
  Amortization of
    stock-based
    compensation....            --            --             --            --       112,204
                       -----------   -----------   ------------   -----------   -----------
      Total
        operating
        expenses....     5,222,005     8,041,734     14,341,072     5,601,225    10,290,300
                       -----------   -----------   ------------   -----------   -----------
      Operating
        loss........    (1,827,553)   (3,816,768)   (11,558,162)   (4,478,881)   (6,321,207)
Interest expense,
  net...............       (50,458)      (79,701)       (46,520)      (33,575)   (1,147,676)
                       -----------   -----------   ------------   -----------   -----------
Loss from continuing
  operations........    (1,878,011)   (3,896,469)   (11,604,682)   (4,512,456)   (7,468,883)
Income (loss) from
  discontinued
  operations........      (737,699)       98,898             --            --            --
                       -----------   -----------   ------------   -----------   -----------
Net loss............    (2,615,710)   (3,797,571)   (11,604,682)   (4,512,456)   (7,468,883)
Accretion of
  preferred stock
  redemption
  value.............            --      (240,399)      (845,836)     (307,768)     (778,501)
                       -----------   -----------   ------------   -----------   -----------
Net loss available
  to common
  stockholders......   $(2,615,710)  $(4,037,970)  $(12,450,518)  $(4,820,224)  $(8,247,384)
                       -----------   -----------   ------------   -----------   -----------
                       -----------   -----------   ------------   -----------   -----------

Basic and diluted
  net loss per
  share:
  Continuing
    operations......   $     (0.67)  $     (1.39)  $      (4.12)  $     (1.60)  $     (2.65)
  Discontinued
    operations......         (0.26)         0.04             --            --            --
  Accretion of
    preferred stock
    redemption
    value...........            --         (0.09)         (0.30)        (0.11)        (0.28)
                       -----------   -----------   ------------   -----------   -----------
                       $     (0.93)  $     (1.44)  $      (4.42)  $     (1.71)  $     (2.93)
                       -----------   -----------   ------------   -----------   -----------
                       -----------   -----------   ------------   -----------   -----------

  Shares used in
    computing net
    loss per
    share...........     2,812,500     2,812,500      2,814,105     2,813,612     2,815,488
                       -----------   -----------   ------------   -----------   -----------
                       -----------   -----------   ------------   -----------   -----------

        The accompanying notes are an integral part of these statements.

                            BLUESTONE SOFTWARE, INC.
      STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                         STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                STOCKHOLDERS' DEFICIT
                                                                                   ------------------------------------------------
                                           SERIES A      SERIES B      SERIES C
                                          CONVERTIBLE   CONVERTIBLE  CONVERTIBLE     COMMON STOCK
                                           PREFERRED     PREFERRED    PREFERRED    -----------------   COMMON STOCK     DEFERRED
                                             STOCK         STOCK        STOCK       SHARES    AMOUNT     WARRANTS     COMPENSATION
                                          -----------   -----------  ------------  ---------  ------  --------------  -------------
Balance, December 31, 1995..............  $        --   $        --  $         --  2,812,500  $2,813   $         --    $        --
  Distribution of foreign tax credits...           --            --            --         --     --              --             --
  Net loss..............................           --            --            --         --     --              --             --
                                          -----------   -----------  ------------  ---------  ------  --------------  -------------
Balance, December 31, 1996..............           --            --            --  2,812,500  2,813              --             --
  Spin-off of consulting division to
    majority stockholder................           --            --            --         --     --              --             --
  Issuance of Preferred stock, net of
    financing costs.....................    5,090,328            --            --         --     --              --             --
  Accretion of Preferred stock
    redemption value....................      240,399            --            --         --     --              --             --
  Net loss..............................           --            --            --         --     --              --             --
                                          -----------   -----------  ------------  ---------  ------  --------------  -------------
Balance, December 31, 1997..............    5,330,727            --            --  2,812,500  2,813              --             --
  Issuance of Preferred stock, net of
    financing costs.....................           --    11,237,988            --         --     --              --             --
  Accretion of preferred stock
    redemption value....................      341,612       504,224            --         --     --              --             --
  Exercise of common stock options......           --            --            --      2,539      3              --             --
  Net loss..............................           --            --            --         --     --              --             --
                                          -----------   -----------  ------------  ---------  ------  --------------  -------------
Balance, December 31, 1998..............    5,672,339    11,742,212            --  2,815,039  2,816              --             --
  Issuance of preferred stock, net of
    financing costs.....................           --            --    22,260,099         --     --              --             --
  Accretion of preferred stock
    redemption value (unaudited)........      169,517       360,338       248,646         --     --              --             --
  Issuance of options to purchase common
    stock below fair market value
    (unaudited).........................           --            --            --         --     --              --     (1,415,548)
  Amortization of stock-based
    compensation (unaudited)............           --            --            --         --     --              --        112,204
  Issuance of common stock options to
    non-employees (unaudited)...........           --            --            --         --     --              --             --
  Issuance of common stock warrants
    (unaudited).........................           --            --            --         --     --       1,900,000             --
  Exercise of common stock options
    (unaudited).........................           --            --            --      4,916      5              --             --
  Net loss (unaudited)..................           --            --            --         --     --              --             --
                                          -----------   -----------  ------------  ---------  ------  --------------  -------------
Balance, June 30, 1999 (unaudited)......  $ 5,841,856   $12,102,550  $ 22,508,745  2,819,955  $2,821   $  1,900,000    $(1,303,344)
                                          -----------   -----------  ------------  ---------  ------  --------------  -------------
                                          -----------   -----------  ------------  ---------  ------  --------------  -------------


                                          ADDITIONAL
                                           PAID-IN-    ACCUMULATED
                                           CAPITAL       DEFICIT        TOTAL
                                          ----------   ------------  ------------
Balance, December 31, 1995..............    $  6,187   $  1,366,254  $  1,375,254
  Distribution of foreign tax credits...          --        (28,501)      (28,501)
  Net loss..............................          --     (2,615,710)   (2,615,710)
                                          ----------   ------------  ------------
Balance, December 31, 1996..............       6,187     (1,277,957)   (1,268,957)
  Spin-off of consulting division to
    majority stockholder................          --       (395,738)     (395,738)
  Issuance of Preferred stock, net of
    financing costs.....................          --             --            --
  Accretion of Preferred stock
    redemption value....................          --       (240,399)     (240,399)
  Net loss..............................          --     (3,797,571)   (3,797,571)
                                          ----------   ------------  ------------
Balance, December 31, 1997..............       6,187     (5,711,665)   (5,702,665)
  Issuance of Preferred stock, net of
    financing costs.....................          --             --            --
  Accretion of preferred stock
    redemption value....................          --       (845,836)     (845,836)
  Exercise of common stock options......       5,684             --         5,687
  Net loss..............................          --    (11,604,682)  (11,604,682)
                                          ----------   ------------  ------------
Balance, December 31, 1998..............      11,871    (18,162,183)  (18,147,496)
  Issuance of preferred stock, net of
    financing costs.....................          --             --            --
  Accretion of preferred stock
    redemption value (unaudited)........          --       (778,501)     (778,501)
  Issuance of options to purchase common
    stock below fair market value
    (unaudited).........................   1,415,548             --            --
  Amortization of stock-based
    compensation (unaudited)............          --             --       112,204
  Issuance of common stock options to
    non-employees (unaudited)...........     190,954             --       190,954
  Issuance of common stock warrants
    (unaudited).........................          --             --     1,900,000
  Exercise of common stock options
    (unaudited).........................      11,424             --        11,429
  Net loss (unaudited)..................          --     (7,468,883)   (7,468,883)
                                          ----------   ------------  ------------
Balance, June 30, 1999 (unaudited)......   1$,629,797  $(26,409,567) $(24,180,293)
                                          ----------   ------------  ------------
                                          ----------   ------------  ------------

        The accompanying notes are an integral part of these statements.

                            BLUESTONE SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                                          SIX MONTHS ENDED
                                                                     YEAR ENDED DECEMBER 31,                  JUNE 30,
                                                              --------------------------------------  ------------------------
                                                                 1996         1997          1998         1998         1999
                                                              -----------  -----------  ------------  -----------  -----------
                                                                                                            (UNAUDITED)
Operating activities:
  Net loss..................................................  $(2,615,710) $(3,797,571) $(11,604,682) $(4,512,456) $(7,468,883)
  Adjustments to reconcile net loss to net cash used in
    operating activities-
    Depreciation and amortization...........................      302,010      239,835       656,654      273,388      304,522
    Provision for doubtful accounts.........................       94,217       95,883        32,800        7,462      140,000
    Accrued interest on subordinated notes..................       30,048      103,109       109,352       49,799      (57,278)
    Issuance of Bridge loan warrants........................           --           --            --           --    1,100,000
    Amortization of stock-based compensation................           --           --            --           --      112,204
    Issuance of common stock options to non-employees.......           --           --            --           --      190,954
    Changes in operating assets and liabilities--
      Accounts receivable...................................     (975,630)    (310,896)   (1,654,641)     322,865      409,827
      Prepaid expenses and other assets.....................      (81,801)     (84,169)      130,619      188,325      (57,729)
      Accounts payable and accrued expenses.................    1,308,129      408,822       379,410      118,871    2,033,208
      Deferred revenues.....................................      221,186      314,263     1,662,706     (464,804)  (1,445,754)
                                                              -----------  -----------  ------------  -----------  -----------
        Net cash used in operating activities...............   (1,717,551)  (3,030,724)  (10,287,782)  (4,016,550)  (4,738,929)
                                                              -----------  -----------  ------------  -----------  -----------

Investing activities:
  Purchases of property and equipment.......................     (273,936)    (871,717)   (1,160,882)    (500,959)    (163,617)
                                                              -----------  -----------  ------------  -----------  -----------

Financing activities:
  Net proceeds from (repayments of) line of credit..........    2,190,000      604,311    (1,137,196)  (1,610,424)     198,001
  Proceeds from long-term debt..............................       54,000      315,620       919,481           --           --
  Proceeds from subordinated notes..........................      750,000      250,000            --           --           --
  Repayments of long-term debt..............................      (63,030)    (122,056)      (40,758)     (35,239)    (141,553)
  Proceeds from issuance of preferred stock, net............           --    4,840,328    11,237,988   11,237,988   23,060,099
  Restricted cash...........................................           --     (400,000)      400,000      400,000           --
  Spin-off of consulting division to sole stockholder.......           --     (274,538)           --           --           --
  Net advances from (repayments to) related party...........           --      (66,532)      267,909      192,453     (159,795)
  Proceeds from exercise of common stock options............           --           --         5,687           --       11,429
                                                              -----------  -----------  ------------  -----------  -----------
        Net cash provided by financing activities...........    2,930,970    5,147,133    11,653,111   10,184,778   22,968,181
                                                              -----------  -----------  ------------  -----------  -----------

Net increase in cash and cash equivalents...................      939,483    1,244,692       204,447    5,667,269   18,065,635
Cash and cash equivalents, beginning of period..............      146,197    1,085,680     2,330,372    2,330,372    2,534,819
                                                              -----------  -----------  ------------  -----------  -----------
Cash and cash equivalents, end of period....................  $ 1,085,680  $ 2,330,372  $  2,534,819  $ 7,997,641  $20,600,454
                                                              -----------  -----------  ------------  -----------  -----------
                                                              -----------  -----------  ------------  -----------  -----------

Supplemental cash flow information:
  Cash paid for interest....................................  $   169,870  $   133,409  $    170,232  $    93,033  $   204,965
                                                              -----------  -----------  ------------  -----------  -----------
                                                              -----------  -----------  ------------  -----------  -----------

        The accompanying notes are an integral part of these statements.

                            BLUESTONE SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

1.  BACKGROUND:

    Bluestone Software, Inc. (the "Company"), formerly Bluestone Consulting, Inc., was incorporated in New Jersey on March 17, 1989. The Company develops, markets and supports web application server software products that enable its customers to deploy information across the Internet, intranets and extranets. On April 17, 1997, in connection with the sale of Series A Convertible Preferred Stock (see Note 7), the Company spun off its consulting division to its then sole stockholder for no consideration. The Company reincorporated in Delaware as Bluestone Software, Inc. The consulting division, Bluestone Consulting, Inc. ("BCI") provides its clients information technology staffing resources and in 1997 provided the Company with certain administrative services under a shared services agreement (see Note 11). The consulting division spin-off is reported in the accompanying financial statements as a discontinued operation (see Note
3).

2.  LIQUIDITY:

    The Company has recurring operating losses that have continued subsequent to year-end. The losses are primarily due to product development costs, marketing expenditures and administrative infrastructure costs related to the expansion of the Company's business.

    On January 21, 1999, the Company and substantially all of the Series B Preferred stockholders (collectively, the "Investors") entered into the Note and Warrant Purchase Agreement, whereby the Company could, from time to time before May 30, 1999, request that the Investors purchase 10% convertible subordinated secured notes totaling an aggregate of $5 million. Upon the purchase of a note, the Investors would be granted a warrant to purchase the number of shares of the Company's Common stock equal to the note amount multiplied by .1008, at an exercise price of $1.98 per share. The Company issued warrants to purchase an aggregate of 136,088 shares of common stock in connection with notes purchased in April 1999 and May 1999. The Company also issued warrants to purchase an aggregate of 1,520 shares of common stock at an exercise price of $8.70 per share related to interest on the notes. The warrants issued in connection with the notes and related interest thereon were valued at $1,100,000 using the black-scholes option pricing model and the following assumptions: volatility of 70%, risk-free interest rates of 5.2% to 5.3%, fair market value of a share of common stock of $8.70 and a term of 10 years. The value of the warrants was charged to operations during the three months ended June 30, 1999. The notes were converted into 496,322 shares of Series C Preferred stock on May 25, 1999 (see below).

    On March 31, 1999, the Company amended its bank loan agreement, which had expired on February 7, 1999. The amendment extended the Company's credit facility through April 1, 2000 and reset certain financial covenants. The amended agreement provides for the interest rate on the credit facility to increase by 0.50% and for certain quarterly fees to be paid if the Company does not meet certain quarterly net revenue requirements, as defined in the amendment.

    On May 25, 1999, the Company sold 9,191,176 shares of Series C Convertible Preferred Stock to certain venture capital investors, including certain Series B Preferred investors for $25 million in cash. The Series C Preferred will be senior to the Series A Preferred and Series B Preferred and is automatically convertible into Common stock upon a public stock offering, as defined. Dividends on the Series C Preferred are cumulative at $0.1632 per share per annum. The Series C Preferred stockholders participate in Common stock dividends and have Common stock voting rights on an as converted basis.

                            BLUESTONE SOFTWARE, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

2.  LIQUIDITY: (CONTINUED)
In conjunction with the sale of the Series C Preferred, the Company issued a warrant to purchase 150,448 shares of common stock at $8.70 to the placement agent, valued at $800,000 using the black-scholes option pricing model and the following assumptions: volatility of 70%, a risk-free interest rate of 5.2%, fair market value of a share of common stock of $8.70 and a term of 5 years. The value of the warrant was recorded as a cost of the Series C Preferred Stock sale and, accordingly, deducted from the proceeds of the Series C Preferred Stock.

    The Company believes that the proceeds from the sale of the Series C Convertible Preferred Stock and borrowing availability under its amended credit facility will provide adequate funding to sustain the Company's operations through 1999. However, there is no assurance that the funding will be sufficient to sustain operations until the Company begins generating positive cash flows.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

INTERIM FINANCIAL STATEMENTS

    The financial statements as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited and, in the opinion of management, include adjustments necessary for a fair presentation of results for those interim periods. The results of operations for the six months ended June 30, 1998 and 1999 are not necessarily indicative of the results to be expected for the entire year.

PRO FORMA FINANCIAL INFORMATION

    The unaudited pro forma balance sheet as of June 30, 1999 reflects the conversion of all outstanding preferred stock and all accrued preferred stock dividends as of June 30, 1999 into common stock immediately before the completion of the contemplated public offering.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of certain revenues and expenses during the reporting periods. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

PREPAID EXPENSES AND OTHER

    Prepaid expenses and other at December 31, 1997 includes $243,834 of deferred costs related to support contracts purchased from third parties for resale in connection with the sale of third party product.

                            BLUESTONE SOFTWARE, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. Depreciation is provided using the double declining balance method over the estimated useful lives of the related assets, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lease term.

PRODUCT DEVELOPMENT

    Product development expenditures are charged to operations as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. The Company has determined that technological feasibility for its products is generally achieved upon completion of a working model. Since software development costs have not been significant after the completion of a working model, all such costs have been charged to product development expense.

REVENUE RECOGNITION

    The Company sells perpetual licenses to end-users and annual and multi-year licenses primarily to independent software vendors. The Company also sells its software through value added resellers and system integrators. The Company derives its services revenues from annual maintenance agreements, which consist of customer technical support services and unspecified product upgrades/enhancements on a when-and-if-available basis, and consulting and training services.

    License fee revenue is generally recognized when a formal agreement exists, delivery of the product has occurred, the license fee is deemed fixed and determinable and collectibility is probable. License revenue from arrangements with resellers and system integrators is not recognized until the product is delivered to end-users. Maintenance revenue is recognized on a straight-line basis over the term of the contract. Revenues from training and consulting services are recognized as services are performed.

    Deferred revenues generally consist of advance customer payments on maintenance contracts. Certain of the Company's multi-year license agreements provide for payment terms that extend beyond 12 months. Revenue on such long-term arrangements are recognized when payments become due. Included in accounts receivable and deferred revenues at December 31, 1998 is $1,865,294 related to an extended term license fee where the Company received payment and recorded revenue in February 1999.

CONCENTRATION OF CREDIT RISK

    One customer accounted for approximately 11% of the Company's net revenues for the year ended December 31, 1998 and one customer accounted for approximately 55% of net accounts receivable at December 31, 1998. One customer accounted for approximately 29% of net revenues for the six months ended June 30, 1999. No one customer accounted for greater than 10% of net revenues for the years ended December 31, 1996 and 1997 or greater than 10% of net accounts receivable at December 31, 1996 and 1997 and June 30, 1999.

                            BLUESTONE SOFTWARE, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
ADVERTISING COSTS

    The Company expenses advertising costs as incurred. Advertising expense for continuing operations for the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999 was $781,634, $615,374, $882,761,
$199,910 and $793,921, respectively, including $394,808, $251,640, $549,487,
$184,094 and $307,352, respectively, related to attending trade shows.

INCOME TAXES

    Prior to April 17, 1997, the Company was taxed as a subchapter S corporation under the Internal Revenue Code for federal and state income tax purposes. Accordingly, all S Corporation taxable income or losses were included in the sole stockholder's tax return. In connection with the Series A Convertible Preferred Stock sale (see Note 7), the Company's subchapter S election was terminated.

    Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates. The Company accounts for certain income and expense items for financial reporting purposes differently than for income tax purposes. The principal differences relate to the Company's conversion to the accrual basis of accounting for income taxes and certain financial statement reserves that are not currently deductible for income tax purposes.

STOCK COMPENSATION

    The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options. Under APB No. 25, if the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of the grant, no compensation expense is recognized. If the exercise price of an option is below the market price of the underlying stock on the date of grant, compensation cost is recorded and is recognized in the statements of operations over the vesting period (see Note 9).

EARNINGS PER SHARE

    The Company follows SFAS No. 128, "Earnings Per Share," which requires a dual presentation of "basic" and "diluted" earnings per share ("EPS") on the face of the statements of operations. Basic EPS is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted EPS includes the dilutive effect, if any, from the potential exercise or conversion of securities like stock options, which would result in the issuance of additional shares of common stock. For each of the three years in the period ended December 31, 1998 and the six months ended June 30, 1998 and 1999, the impact of stock options was not considered as their effect on EPS would be anti-dilutive.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses are reflected in the accompanying financial statements at fair value due to the short-term nature of those

                            BLUESTONE SOFTWARE, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) instruments. The carrying amount of long-term debt obligations approximate fair value at the balance sheet dates.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 is effective for fiscal years beginning December 31. 1997, SFAS No. 130 establishes standards for the reporting and display of comprehensive income in a set of financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions generated from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company has no other comprehensive income items, therefore, the adoption of SFAS No. 130 had no impact on the financial statements.

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 applies to all public companies and is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires that business segment financial information be reported in the financial statements utilizing the management approach. The management approach is defined as the manner in which management organizes the segments within the enterprise for making operating decisions and assessing performance. Subsequent to the spin-off of the consulting segment, management believes the Company operates in one business segment, therefore, the adoption of SFAS No. 131 had no impact on the financial statements.

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company adopted SOP 98-1 in January 1999. The adoption had no material effect on the Company's financial position or results of operations.

DISCONTINUED OPERATIONS

    On April 17, 1997, in connection with the sale of Series A Convertible Preferred Stock (see Note 7), the Company spun off its consulting division, which operated as a separate segment, to its then sole stockholder for no consideration. The spin-off, which included cash of $274,538, has been recorded as a deemed distribution in the accompanying financial statements. The discontinued operation generated net revenues of $13,369,459 and $4,537,147 for the years ended December 31, 1996 and 1997, respectively. The spin-off was treated as a tax-free reorganization for federal and state income tax purposes.

RECLASSIFICATIONS

    Prior year financial statements have been reclassified to conform with the current year presentation.

                            BLUESTONE SOFTWARE, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

4.  LINE OF CREDIT:

    On December 8, 1997, the Company entered into an agreement with a bank that provides for a $1,750,000 revolving line of credit and a $500,000 equipment line (see Note 5). The revolver is collateralized by substantially all of the Company's assets and a $400,000 certificate of deposit at December 31, 1997. Borrowings under the line are subject to a borrowing base of 80% of eligible accounts receivable, as defined. The restricted certificate of deposit was sold in 1998 as it was no longer required collateral. The line bore interest at prime plus 1.5%, through August 16, 1998 at which date the interest rate was changed to prime plus .75% in conjunction with the equipment line modification (see Note
5), and expired on December 7, 1998. In December 1998, the Company and the bank agreed to extended the term of the credit facility to February 7, 1999. The line is cross-defaulted and cross-collateralized with the equipment line with the bank (see Note 5). The loan agreement also requires the Company to maintain certain financial and nonfinancial covenants, as defined.

    On March 31, 1999, the Company amended its bank loan agreement. The amendment extended the Company's credit facility through April 1, 2000 and reset certain financial covenants. The amended agreement provides for the interest rate on the credit facility to increase to prime plus 1.25% and for certain quarterly fees to be paid if the Company does not meet certain quarterly net revenue requirements, as defined in the amendment. At June 30, 1999, borrowings of $1,023,463 were available under the line.

    A warrant to purchase 9,766 shares of the Company's Common stock at $2.56 per share, as adjusted was issued to the bank in December 1997 in conjunction with the loan agreement. The warrant is fully exercisable, has a seven-year term and is subject to an anti-dilution provision, as defined. No value has been assigned to the warrant as it is not material to the Company's financial statements.

5.  LONG-TERM DEBT:

                                                                                  DECEMBER 31,
                                                                            ------------------------    JUNE 30,
                                                                               1997         1998          1999
                                                                            ----------  ------------  ------------
Equipment line with bank..................................................  $  237,620  $  1,157,101  $  1,037,461
Capital leases............................................................     116,027        75,269        53,356
                                                                            ----------  ------------  ------------
                                                                               353,647     1,232,370     1,090,817
Less- Current portion.....................................................     (83,971)     (356,728)     (436,648)
                                                                            ----------  ------------  ------------
                                                                            $  269,676  $    875,642  $    654,169
                                                                            ----------  ------------  ------------
                                                                            ----------  ------------  ------------

    At December 31, 1997, the Company's equipment line provided for borrowings of up to $500,000 for approved capital expenditures, as defined and interest payable monthly on the outstanding balance at a rate of prime plus 1.5%. In June 1998, the outstanding borrowings as of that date of $237,620 converted to a term note payable in 36 monthly installments. On August 16, 1998, the Company and the bank modified the equipment line to provide for additional borrowings of up to $1,762,380 for approved capital expenditures, as defined. Interest is payable monthly on the outstanding balance at a rate of prime plus 1.25%. On March 31, 1999, in connection with the loan agreement amendment, the then outstanding balance of $959,086 was converted to a term note payable in 36 monthly installments

                            BLUESTONE SOFTWARE, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

5.  LONG-TERM DEBT: (CONTINUED)
and no additional borrowings are available under the equipment line. The equipment line is secured by equipment and is cross-defaulted and cross-collateralized with the Company's line of credit (see Note 4).

    At December 31, 1997, 1998 and June 30, 1999, property under capital leases totaled $130,897 with corresponding accumulated amortization of $30,908, $90,900 and $104,232, respectively.

6.  SUBORDINATED NOTES DUE TO RELATED PARTIES:

Note payable to Bluestone Consulting, Inc.....................................................................  $  500,000
Convertible subordinated note to related party................................................................     500,000
                                                                                                                ----------
                                                                                                                $1,000,000
                                                                                                                ----------
                                                                                                                ----------

    In January 1996, the Company entered into a $1,000,000, subordinated 10% loan agreement with the brother of the Company's founder. The agreement, as amended in connection with the BCI spin-off, provided for BCI to assume $500,000 of the convertible note with the Company assuming the remaining $500,000 of the convertible note. To achieve an equal distribution of debt between BCI and the Company as part of the spin-off, the Company issued BCI a $500,000, 10% note. Interest on both notes is payable annually. Principal on the convertible note is due on December 31, 2002 and principal on the note with BCI is due on December 31, 2005. At December 31, 1997 and 1998 and June 30, 1999 other accrued expenses includes $97,526, $206,878 and $149,600, respectively, related to interest on the notes. The $500,000 convertible subordinated note is convertible into 218,750 shares of the Company's Common stock at the option of the holder.

7.  MANDATORILY REDEEMABLE SERIES A CONVERTIBLE PREFERRED STOCK:

    On April 18, 1997, the Company sold 5,526,316 shares of $0.001 par value Series A Convertible Preferred Stock to certain venture capital investors, an individual investor and the Company's former sole shareholder for $5,250,000. This includes 263,158 shares sold to the former sole stockholder in exchange for canceling a $250,000 note payable due him. The Series A Preferred stock is convertible into 0.3125 shares of Common stock, subject to adjustment, as defined, and is automatically convertible upon a public stock offering, as defined.

    Dividends on the Series A Preferred are cumulative at $0.057 per share per annum and the Series A Preferred has a liquidation preference of $0.95 per share. At December 31, 1997 and 1998 cumulative dividends accrued but not declared were $222,658 and $537,658, respectively. Beginning in April 2003, the holders may require the Company to redeem the Preferred at $0.95 per share plus accrued dividends over a three-year period. The Series A Preferred stockholders participate in Common stock dividends and have Common stock voting rights on an as converted basis.

                            BLUESTONE SOFTWARE, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

8.  MANDATORILY REDEEMABLE SERIES B CONVERTIBLE PREFERRED STOCK:

    On April 23, 1998, the Company sold 8,782,695 shares of Series B Convertible Preferred Stock to certain venture capital investors, including its original investors (see Note 7) for approximately $11.4 million in cash. The Series B Preferred is senior to the Series A Preferred and was originally convertible into 0.3125 shares of Common stock. In 1998, in accordance with the original terms of the Series B Preferred stock purchase agreement, the conversion ratio was adjusted so that each share of Series B Preferred is convertible into 0.6541 shares of Common stock. In addition, the Series B Preferred is automatically convertible upon a public stock offering, as defined.

    Dividends on the Series B Preferred are cumulative at $0.078 per share per annum and the Series B Preferred has a liquidation preference of $1.296 per share. At December 31, 1998, cumulative dividends accrued but not declared were $476,720. Beginning in October 2001, the holders may require the Company to redeem the Preferred at $1.296 per share plus accrued dividends over an eighteen-month period. The Series B Preferred stockholders participate in Common stock dividends and have Common stock voting rights on an as converted basis.

9.  STOCK OPTION AND EMPLOYEE BENEFIT PLANS:

STOCK OPTION PLANS

    In 1996, the Company adopted the 1996 Incentive and Non-Qualified Stock Option Plan (the "1996 Plan") under which incentive and nonstatutory stock options to acquire shares of the Company's Common stock may be granted to officers, employees and consultants of the Company. Incentive stock options must be issued at an exercise price not less than the fair market value of the underlying shares on the date of grant. Options granted under the 1996 Plan are exercisable over a period of time, not to exceed ten years, and are subject to other terms and conditions specified in the individual option grants. In April 1997, in connection with the sale of Series A Convertible Preferred Stock (see
Note 7), the 1996 Plan was amended and restated, increasing the total shares available under the plan to 781,250. On August 7, 1997, all outstanding options granted under the 1996 Plan were canceled and 151,219 were reissued at an exercise price of $2.24 per share. In April 1998, in connection with the sale of Series B Convertible Preferred Stock (see Note 8), the 1996 Plan was amended and restated, increasing the total shares available under the plan to 1,406,250. In June 1999, the 1996 Plan was amended to increase the total shares available under the plan to 2,946,578.

                            BLUESTONE SOFTWARE, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

9.  STOCK OPTION AND EMPLOYEE BENEFIT PLANS: (CONTINUED)
    Information relative to the 1996 Plan is as follows:

                                                                                                         WEIGHTED
                                                                            RANGE OF       AGGREGATE      AVERAGE
                                                                            EXERCISES      EXERCISE      EXERCISE
                                                               SHARES        PRICES          PRICE         PRICE
                                                             -----------  -------------  -------------  -----------
Outstanding January 1, 1996................................           --  $          --  $          --   $      --
    Granted at fair market value...........................      238,156           6.40      1,524,200        6.40
                                                             -----------  -------------  -------------       -----
Outstanding December 31, 1996..............................      238,156           6.40      1,524,200        6.40
    Granted at fair market value...........................      512,545      2.24-9.60      1,279,200        2.50
    Canceled...............................................     (334,688)     2.24-9.60     (1,871,530)       5.59
                                                             -----------  -------------  -------------       -----
Outstanding December 31, 1997..............................      416,013           2.24        931,870        2.24
    Granted at fair market value...........................      787,118      2.24-3.07      2,249,416        2.86
    Exercised..............................................       (2,539)          2.24         (5,688)       2.24
    Canceled...............................................      (18,523)          2.24        (41,493)       2.24
                                                             -----------  -------------  -------------       -----
Outstanding December 31, 1998..............................    1,182,069      2.24-3.07      3,134,105        2.65
    Granted at fair market value...........................    1,215,045      3.07-9.60      6,502,145        5.35
    Granted below fair market value........................      309,313      3.07-8.70      1,224,108        3.96
    Exercised..............................................       (4,916)     2.24-3.07        (11,429)       2.32
    Canceled...............................................      (37,922)     2.24-3.07       (105,020)       2.77
                                                             -----------  -------------  -------------       -----
                                                                          $
Outstanding June 30, 1999..................................    2,663,589     2.24-$9.60  $  10,743,909   $    4.03
                                                             -----------  -------------  -------------       -----
                                                             -----------  -------------  -------------       -----

    The options under the 1996 Plan generally vest over a four year period. At June 30, 1999 there were options to purchase 1,028,050 shares of common stock exercisable and options to purchase 275,534 shares of common stock were available for future grant under the 1996 Plan. The weighted average remaining contractual life of the outstanding options at June 30, 1999 was 9.23 years.

    In connection with certain options granted to employees during the six months ended June 30, 1999, the Company recorded $1,415,548 of deferred compensation. This amount represents the difference between the fair market value of the Company's common stock on the date of grant and the exercise price of options to purchase 284,313 shares of the Company's common stock. Deferred compensation is amortized over the vesting periods of the options, which range from immediate vesting to periods of up to four years. For the six months ended June 30, 1999 $112,204 of deferred compensation was charged to expense. At June 30, 1999, the Company had $1,303,344 of deferred compensation to be amortized over the remaining vesting periods of four years.

    Included in options granted below fair market value during the six months ended June 30, 1999 are options to purchase 25,000 shares of common stock issued to non-employees for consulting services. The Company recorded $190,954 in general and administrative expenses during the six months ended June 30, 1999 related to these options.

    In 1999 the Company established an executive bonus pool for issuance of common stock options to the Chairman and to certain officers of the Company under the 1996 Plan. Grants of stock option awards under the bonus pool are contingent upon the Company meeting certain performance goals.

                            BLUESTONE SOFTWARE, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

9.  STOCK OPTION AND EMPLOYEE BENEFIT PLANS: (CONTINUED)

The Company granted 52,650 options relating to the bonus pool in May 1999 for the Company's operating results during the three months ended March 31, 1999. In August 1999 the Company will grant 64,983 options relating to the bonus pool for the Company's operating results for the three months ended June 30, 1999. Options granted in connection with the bonus pool vest immediately.


    In June 1999, the Company adopted the Directors' Compensation Plan under which non-qualified options to acquire shares of the Company's common stock may be granted to non-employee directors of the Company. Options granted under the Directors Compensation Plan vest immediately and are exercisable over a period of time not to exceed five years. The total number of shares available under the Directors Compensation Plan is 156,250.

    The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations, in accounting for its stock option plan. Had compensation cost for the 1996 Plan been determined based upon the fair value of the options at the date of grant, as prescribed under SFAS 123, the Company's net loss for the years ended December 31, 1997 and 1998 would have increased to the following pro forma amount:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                     -----------------------------
                                                                                         1997            1998
                                                                                     -------------  --------------
Net loss, as reported..............................................................  $  (3,797,571) $  (11,604,682)
                                                                                     -------------  --------------
                                                                                     -------------  --------------
Pro forma net loss.................................................................  $  (3,871,550) $  (11,764,529)
                                                                                     -------------  --------------
                                                                                     -------------  --------------

    The weighted average fair value of the options granted are estimated as $0.25 to $0.28 per share on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no expected dividend yield, a volatility of 0.0%, risk-free interest rates ranging from 4.514% to 6.738% based on the rates in effect on the date of grant, and an expected life of seven years.

RETIREMENT SAVINGS PLAN

    The Company has a retirement savings plan (the "Plan") that qualifies under
Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to 15% of their annual compensation, as defined by the Plan. The Company contributes to the Plan at a rate of 10% of the employee's contributions up to a maximum of 6% of the employee's salary. The Company's contributions to the Plan were $10,452, $22,009, $31,807, $14,351 and $22,688 for the years ended December
31, 1996, 1997 and 1998, and the six months ended June 30, 1998 and 1999, respectively.

                            BLUESTONE SOFTWARE, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

10.  INCOME TAXES:

    The income tax provision consists of the following:

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                         ------------------------
                                                                                            1997         1998
                                                                                         -----------  -----------
Current provision......................................................................  $        --  $        --
Deferred benefit.......................................................................      (64,000)     (81,000)
Net operating loss not benefited.......................................................   (1,134,000)  (4,410,000)
Termination of S corporation status....................................................     (121,000)          --
Increase in valuation allowance........................................................    1,319,000    4,491,000
                                                                                         -----------  -----------
                                                                                         $        --  $        --
                                                                                         -----------  -----------
                                                                                         -----------  -----------

    The tax effect of the differences that give rise to deferred income taxes is as follows:

                                        DECEMBER 31
                                 -------------------------
                                    1997          1998
                                 -----------   -----------
Net operating loss
  carryforwards...............   $ 1,134,000   $ 5,544,000
Accounts receivable...........        15,000        18,000
Accrued expenses..............        71,000       174,000
Property and equipment........        24,000        24,000
Deferred revenue adjustment...       315,000       252,000
Cash-to-accrual adjustment....      (240,000)     (202,000)
                                 -----------   -----------
                                   1,319,000     5,810,000
Less-Valuation allowance......    (1,319,000)   (5,810,000)
                                 -----------   -----------
                                 $        --   $        --
                                 -----------   -----------
                                 -----------   -----------

    The Company has established a valuation allowance for the full amount of the net deferred tax asset due to the limited operating history of the Company and uncertainty surrounding realizability. At December 31, 1998, the Company had a net operating loss carryforward of approximately $14 million beginning to expire in 2012 for federal tax purposes and in 2004 for state tax purposes.

11.  TRANSACTIONS WITH BCI:

    On April 17, 1997, in connection with the sale of the Series A Convertible Preferred Stock (see Note 7), the Company spun off its consulting division, BCI, to its then sole stockholder, who is currently a director of the Company.

    In connection with the spin-off, the Company entered into the Intercompany Services Agreement with BCI, whereby BCI provided the Company certain administrative services at an allocated cost based on actual cost and usage. For the year ended December 31, 1997, general and administrative expense includes $871,784 for such services provided by BCI.

    The Company also sells certain software products and services to BCI and purchases certain consulting services from BCI. For the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, the Company's sales to BCI totaled $40,448, $58,607, $28,582 and

                            BLUESTONE SOFTWARE, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

11.  TRANSACTIONS WITH BCI: (CONTINUED)
$75,520, respectively, and total purchases from BCI were $47,088, $351,739, $194,638 and $52,725, respectively. At December 31, 1997 and 1998 and June 30, 1999, accounts receivable includes $5,217, $23,299 and $85,860, respectively, due from BCI and accounts payable includes $43,889, $77,097 and $3,925, respectively, payable to BCI.

    On March 31, 1998, the Company decided to no longer sell non-proprietary software products. In addition, the Company agreed to allow BCI to commence the sale and support of this product line, and sub-contracted support services to BCI related to previously sold maintenance contracts. The Company paid BCI $450,000 in 1998 and paid BCI $150,000 in 1999, for the sub-contracted support services.

    The Company also sub-leases a portion of its operating facility to BCI (see
Note 12). Amounts charged to BCI, which reduced the Company's rent expense for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999, totaled $130,588, $74,165, $28,586 and $46,949, respectively.
During the year ended December 31, 1998 and the six months ended June 30, 1998 and 1999, the Company rented certain equipment from BCI, totaling $89,489, $39,845 and $49,510, respectively.

    In connection with the Series A Convertible Preferred Stock sale and spin-off of BCI, the Company issued a $500,000, 10% note payable to BCI (see
Note 6).

12.  COMMITMENTS AND CONTINGENCIES:

    The Company has operating leases on its office facilities (see Note 11) and certain equipment. Future minimum lease payments under such noncancelable operating leases are summarized as follows, as of December 31, 1998:

1999..........................................................................................................  $  739,851
2000..........................................................................................................     598,608
2001..........................................................................................................     502,980
2002..........................................................................................................     502,980
2003..........................................................................................................     454,662
                                                                                                                ----------
                                                                                                                $2,799,081
                                                                                                                ----------
                                                                                                                ----------

    Rent expense for continuing operations was $263,079, $551,832, $691,615, $272,788 and $430,500 for the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999, respectively.

    The Company is involved in certain legal actions arising in the ordinary course of business. Management believes that the outcome of such actions will not have a material adverse effect on the Company's financial position or results of operations.
13.  PUBLIC OFFERING SUBSEQUENT TO DECEMBER 31, 1998:

    On June 10, 1999, the Company's Board of Directors authorized management to file a Registration Statement with the SEC to permit the Company to commence an initial public offering. In connection therewith, on August 13, 1999, the Company's Board of Directors authorized a 1-for-3.2 reverse split of its common stock to be effected immediately prior to the offering. The reverse stock split has been retroactively reflected in the accompanying financial statements.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of the prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                            ------------------------

                               TABLE OF CONTENTS

                                                    Page
                                                  ---------
Prospectus Summary..............................          1
Risk Factors....................................          5
Forward-looking Statements......................         13
Use of Proceeds.................................         13
Dividend Policy.................................         13
Capitalization..................................         14
Dilution........................................         15
Selected Financial Data.........................         16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         17
Business........................................         28
Management......................................         39
Certain Transactions............................         48
Principal and Selling Stockholders..............         53
Description of Securities.......................         56
Shares Eligible For Future Sale.................         59
Plan of Distribution............................         61
Legal Matters...................................         63
Experts.........................................         63
Where You Can Find More Information.............         63
Index to Financial Statements...................        F-1

                            ------------------------

    Until       , 1999 (25 days after the date of this prospectus), all dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                4,000,000 Shares

                                     [LOGO]

                                  Common Stock

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                           Deutsche Banc Alex. Brown

                           SoundView Technology Group

                             C.E. Unterberg, Towbin

                             Legg Mason Wood Walker
                                  Incorporated

                                        , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


Securities and Exchange Commission registration fee...............  $  19,182
NASD and Blue Sky fees and expenses...............................     15,000
Nasdaq National Market listing fee................................     95,000
Accountants' fees and expenses....................................    125,000
Legal fees and expenses...........................................    300,000
Transfer Agent's fees and expenses................................      6,300
Printing and engraving expenses...................................    350,000
Miscellaneous.....................................................     39,518
                                                                    ---------
Total Expenses....................................................  $ 950,000
                                                                    ---------
                                                                    ---------


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law permits each Delaware business corporation to indemnify its directors, officers, employees and agents against liability for each such person's acts taken in his or her capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, if he or she had no reasonable cause to believe his or her conduct was unlawful. Section 23.1 of Bluestone's bylaws provides that Bluestone, to the full extent permitted by Section 145 of the Delaware General Corporation Law, shall indemnify all past and present directors, officers, employees and agents of Bluestone who were or are parties or are threatened to be made parties to or are involved in any action, suit or proceeding against all expenses, liability and losses in connection with such proceeding. Such expenses may be paid by Bluestone in advance of the final disposition of the action upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

    As permitted by Section 102(b)(7) of the Delaware General Corporation Law,
Article VIII of Bluestone's certificate of incorporation provides that no director of Bluestone shall be liable to Bluestone for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Bluestone or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends on or redemption of Bluestone's capital stock, or (iv) for any transaction from which the director derived an improper personal benefit.

    Bluestone has obtained a policy insuring it and its directors and officers against certain liabilities, including liabilities under the Securities Act.

    It is anticipated that the Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years, the Registrant has sold the securities set forth below which were not registered under the Securities Act:

    Pursuant to a stock purchase agreement dated April 18, 1997, the Registrant issued 5,526,316 shares of Series A preferred stock to institutional and accredited investors for a total purchase price of $5.25 million or $0.95 per share, including 263,158 shares of Series A preferred stock to Mel Baiada. No underwriters were used for such offering.

    In connection with the Registrant's credit facility with Silicon Valley Bank, the Registrant issued to Silicon Valley Bank a warrant dated November 24, 1997 to purchase up to 9,766 shares of common stock at an exercise price equal to $2.56 per share. The warrant may be exercised at any time prior to November 24, 2004. The exercise price of the warrant and the number of shares of common stock into which the warrant is exercisable are subject to proportionate adjustment in the event of stock dividends payable in shares of common stock and combinations and splits of common stock. In addition, pursuant to an antidilution agreement between the Registrant and Silicon Valley Bank dated November 24, 1997, the exercise price of the warrant and the number of shares of common stock into which the warrant is exercisable are subject to adjustment on a broad-based weighted average basis for issuance of securities after November 24, 1997 for less than the then applicable exercise price for the warrant.

    Pursuant to a stock purchase agreement dated April 22, 1998, the Registrant issued 8,782,695 shares of Series B preferred stock to institutional and accredited investors for a total purchase price of $11.4 million or $1.296 per share.

    On January 21, 1999, the Registrant entered into the Note and Warrant Purchase Agreement with substantially all of the holders of the Series B preferred stock (the "Investors"). Under the Note and Warrant Purchase Agreement, the Investors agreed to provide subordinated secured debt financing of up to $5.0 million (the "Committed Principal Amount"). The Registrant drew down $1.35 million of such debt and issued 10% Convertible Subordinated Secured Notes and warrants to purchase up to 136,088 shares of common stock at an exercise price equal to $1.98 per share to the Investors. The outstanding $1.35 million of the Committed Principal Amount was converted into Series C preferred stock as part of our issuance of 9,191,176 shares of Series C preferred stock at $2.72 per share on May 25, 1999.

    Pursuant to a stock purchase agreement dated May 25, 1999, the Registrant issued 9,191,176 shares of Series C preferred stock to institutional and accredited investors for a total purchase price of $25.0 million, or $2.72 per share. Deutsche Bank Securities Inc. acted as the placement agent for such offering for which it received $1.4 million and a warrant to purchase up to 150,448 shares of common stock at $8.70 per share.

    From March 1, 1996 to June 30, 1999, the Registrant granted stock options to purchase 3,062,177 shares of common stock at exercise prices ranging from $2.24 to $8.70 per share to employees, consultants and directores pursuant to its Amended and Restated 1996 Incentive and Non-Qualified Stock Option Plan.

    Between March 1998 and June 1999, 7,455 shares of common stock of the Registrant have been issued to current and former employees pursuant to the exercise of stock options.

    The Registrant believes that all grants of options or sales of common stock made pursuant to the exercise of stock options were made in reliance upon Rule 701 under the Securities Act or on Section 4(2) of the Securities Act. The Registrant believes that all of the other transactions described above were exempt from registration under Section 3(b) or 4(2) of the Securities Act because the subject securities were sold to a limited group of persons, each of whom was believed to have been a sophisticated, accredited investor or to have had a pre-existing business or personal relationship with the Registrant or its management and to have been purchasing for investment without a view to further distribution. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) The following exhibits are filed herewith:


 EXHIBIT
   NO.                                                   DESCRIPTION
----------  ------------------------------------------------------------------------------------------------------
   1.1      Form of Underwriting Agreement.

   2.1**    Contribution and Distribution Agreement, dated April 17, 1997, between Bluestone and Bluestone
            Consulting, Inc.

   3.1**    Third Amended and Restated Certificate of Incorporation of Bluestone, as amended.

   3.2**    Bylaws of Bluestone.

   3.3**    Form of Amended and Restated Certificate of Incorporation of Bluestone (to be effective upon completion of offering).

   3.4**    Form of Amended and Restated Bylaws of Bluestone (to be effective upon completion of offering).

   3.5**    Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation of Bluestone
            dated August 20, 1999.

   3.6**    Form of Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation of
            Bluestone.

   4.1**    Specimen Stock Certificate of Bluestone.

   5.1**    Opinion of Pepper Hamilton LLP.

  10.1**+   1996 Incentive and Non-Qualified Stock Option Plan of Bluestone, as amended, including forms of
            Incentive Stock Option Agreement, Non-Qualified Stock Option Agreement and Stock Purchase and
            Restriction Agreement.

  10.2**+   Directors Compensation Plan of Bluestone.

  10.3**+   Forms of Employee Confidentiality Agreements of Bluestone.

  10.4**+   Executive Employment Agreement, dated April 18, 1997, between Mel Baiada and Bluestone.

  10.5**+   First Amendment to Executive Employment Agreement, dated January 13, 1999, between Mel Baiada and
            Bluestone.

  10.6**+   Executive Employment Agreement, dated April 24, 1997, between Robert Bickel and Bluestone.

  10.7**+   Severance Agreement, dated September 17, 1998, between P. Kevin Kilroy and Bluestone.

  10.8**+   Severance Agreement, dated September 17, 1998, between Robert Bickel and Bluestone.

  10.9**+   Severance Agreement, dated September 17, 1998, between John H. Capobianco and Bluestone.

  10.10**+  Severance Agreement, dated September 17, 1998, between Enrico J. Ballezzi and Bluestone.

  10.11**   Consulting Agreement between Bluestone and Andrew J. Filipowski dated as of May 3, 1999.

  10.12**   Reseller Agreement, dated January 1, 1998, between Bluestone and Bluestone Consulting, Inc.

 EXHIBIT
   NO.                                                   DESCRIPTION
----------  ------------------------------------------------------------------------------------------------------
  10.13**   Subcontract Agreement, dated April 23, 1998, between Bluestone and Bluestone Consulting, Inc.

  10.14**   Intercompany Services Agreement, dated April 17, 1997, between Bluestone and Bluestone Consulting,
            Inc.

  10.15**   Service Mark License Agreement, dated April 17, 1997, between Bluestone and Bluestone Consulting, Inc.

  10.16**   $500,000 Amended and Restated Convertible and Subordinated Note, dated April 17, 1997, by Bluestone in favor of Mark Baiada.

  10.17**   $500,000 Promissory Note, dated April 17, 1997, by Bluestone in favor of Bluestone Consulting, Inc.

  10.18**   Sublease Agreement dated as of April 30, 1997 between Bluestone (as sublandlord) and Bluestone
            Consulting, Inc. (as subtenant).

  10.19**   Equipment Lease, dated September 5, 1997, between Bluestone and Colonial Pacific Leasing.

  10.20**   Loan and Security Agreement, dated as of December 8, 1997, between Silicon Valley Bank and Bluestone.

  10.21**   First Loan Modification Agreement, dated as of August 16, 1998, between Silicon Valley Bank and
            Bluestone.

  10.22**   Second Loan Modification Agreement, dated as of January 21, 1999, between Silicon Valley Bank and
            Bluestone.

  10.23**   Third Loan Modification Agreement, dated as of March 30, 1999, between Silicon Valley Bank and
            Bluestone.

  10.24**   Negative Pledge Agreement, dated as of August 16, 1998, between Silicon Valley Bank and Bluestone.

  10.25**   Warrant to purchase 31,250 shares of Common Stock of Bluestone, dated as of November 24, 1997, issued by Bluestone to Silicon Valley Bank, as amended.

  10.26**   Antidilution Agreement, dated as of November 24, 1997, between Silicon Valley Bank and Bluestone.

  10.27**   Registration Rights Agreement, dated as of November 24, 1997, between Silicon Valley Bank and
            Bluestone.

  10.28**   Warrant to purchase 481,434 shares of Common Stock of Bluestone, dated as of April 28, 1999, issued by
            Bluestone to Deutsche Banc Alex. Brown

  10.29**   Series A Preferred Stock Purchase Agreement, dated as of April 18, 1997, between Bluestone and the investors listed therein.

  10.30**   Series B Preferred Stock Purchase Agreement, dated as of April 22, 1998, between Bluestone and the investors listed therein.

  10.31**   Convertible Subordinated Secured Note and Warrant Purchase Agreement, dated as of January 21, 1999, between Bluestone and the investors listed therein.

  10.32**   Form of Warrant issued to the investors under the Convertible Subordinated Secured Note and Warrant
            Purchase Agreement dated January 21, 1999.

 EXHIBIT
   NO.                                                   DESCRIPTION
----------  ------------------------------------------------------------------------------------------------------
  10.33**   Preferred Stock Purchase Agreement relating to the sale of Series C Preferred Stock, dated as of May
            25, 1999, between Bluestone and the purchasers listed therein.

  10.34**   Second Restated First Refusal and Co-Sale Agreement, dated as of May 25, 1999, between Bluestone and the investors and stockholders listed therein.

  10.35**   Second Restated Investors' Rights Agreement, dated as of May 25, 1999, between Bluestone and the investors and stockholders listed therein, as amended by the First Amendment dated as of June 16,
            1999.

  10.36**   Restated Voting Agreement, dated as of April 23, 1998, between Bluestone and the investors and founders listed therein, as amended by the First Amendment dated as of June 16, 1999.

  10.37**   Lease for headquarters space at 1000 Briggs Road, Mount Laurel, New Jersey, dated September 27, 1993, with Liberty Property Limited Partnership (successor to Briggs Properties Partnership) as landlord.

  10.38**   Stock Repurchase Agreement between Bluestone and Mel Baiada dated April 18, 1997.

  10.39**+  Form of Senior Management Compensation Policy 1999.

  10.40**+  Form of Executive Management Compensation Policy 1999.

  23.1      Consent of Arthur Andersen LLP.

  23.2**    Consent of Pepper Hamilton LLP (included in Exhibit 5.1).

  23.3**    Consent of International Data Corporation.

  24.1**    Powers of Attorney (included in the signature page to the Registration Statement).


------------------------


**  Previously filed.


 +  Management contract or compensatory plan.

    (b) The following financial statement schedule and the report related thereto are included with this Registration Statement:

        1. Schedule II--Valuation and Qualifying Accounts of Bluestone.

        2. Report of Arthur Andersen LLP on financial statement schedule.

    Schedules, other than those referred to above, are omitted as non-applicable or not required, or the required information is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The Registrant hereby undertakes that:

        (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

        (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mount Laurel, New Jersey on the 23rd day of September, 1999.


                                BLUESTONE SOFTWARE, INC.

                                By:             /s/ P. KEVIN KILROY
                                     -----------------------------------------
                                                  P. Kevin Kilroy
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

     */s/ P. MELAN BAIADA       Chairman of the Board of
------------------------------    Directors                  September 23, 1999
       P. Melan Baiada

                                President and Chief
     /s/ P. KEVIN KILROY          Executive Officer and
------------------------------    Director (Principal        September 23, 1999
       P. Kevin Kilroy            Executive Officer)

                                Senior Vice President Chief
      /s/ S. CRAIG HUKE           Financial Officer
------------------------------    (Principal Financial and   September 23, 1999
        S. Craig Huke             Accounting Officer)

     */s/ GREGORY M. CASE       Director
------------------------------                               September 23, 1999
       Gregory M. Case

    */s/ WILLIAM C. HULLEY      Director
------------------------------                               September 23, 1999
      William C. Hulley

     */s/ ANTON SIMUNOVIC       Director
------------------------------                               September 23, 1999
       Anton Simunovic

  */s/ ANDREW J. FILIPOWSKI     Director
------------------------------                               September 23, 1999
     Andrew J. Filipowski

     */s/ PAUL E. BLONDIN       Director
------------------------------                               September 23, 1999
       Paul E. Blondin


        /s/ P. KEVIN KILROY
   ------------------------------
          P. Kevin Kilroy
*By:      ATTORNEY-IN-FACT

After the 1-for-3.2 reverse stock split of each outstanding share of common stock, as discussed in Note 13 to the financial statements, is effected, we expect to be in a position to render the following audit report.

                                          /s/ Arthur Andersen LLP

Philadelphia, PA
  March 31, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Bluestone Software, Inc.

We have audited, in accordance with generally accepted auditing standards, the financial statements of Bluestone Software, Inc. included in this registration statement and have issued our report thereon dated March 31, 1999. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial statement schedule is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Philadelphia, PA

  March 31, 1999

                           BLUESTONE SOFTWARE, INC.,

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts:

                                                     BALANCE AT   CHARGED TO   SPIN-OFF OF              BALANCE AT
                                                    BEGINNING OF   COSTS AND   CONSULTING                 END OF
                                                       PERIOD      EXPENSES     DIVISION    WRITE-OFFS    PERIOD
                                                    ------------  -----------  -----------  ----------  -----------
1998..............................................   $   37,012    $  32,800   $   --       $  (25,339)  $  44,473
1997..............................................       77,090       95,883      (104,372)    (31,589)     37,012
1996..............................................       69,073       94,217       --          (86,200)     77,090

                                 EXHIBIT INDEX


 EXHIBIT
   NO.                                                   DESCRIPTION
----------  ------------------------------------------------------------------------------------------------------
   1.1      Form of Underwriting Agreement.

   2.1**    Contribution and Distribution Agreement, dated April 17, 1997, between Bluestone and Bluestone
            Consulting, Inc.

   3.1**    Third Amended and Restated Certificate of Incorporation of Bluestone, as amended.

   3.2**    Bylaws of Bluestone.

   3.3**    Form of Amended and Restated Certificate of Incorporation of Bluestone (to be effective upon completion of offering).

   3.4**    Form of Amended and Restated Bylaws of Bluestone (to be effective upon completion of offering).

   3.5**    Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation dated August
            20, 1999.

   3.6**    Form of Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation of
            Bluestone.

   4.1**    Specimen Stock Certificate of Bluestone.

   5.1**    Opinion of Pepper Hamilton LLP.

  10.1**+   1996 Incentive and Non-Qualified Stock Option Plan of Bluestone, as amended, including forms of
            Incentive Stock Option Agreement, Non-Qualified Stock Option Agreement and Stock Purchase and
            Restriction Agreement.

  10.2**+   Directors Compensation Plan of Bluestone.

  10.3**+   Forms of Employee Confidentiality Agreements of Bluestone.

  10.4**+   Executive Employment Agreement, dated April 18, 1997, between Mel Baiada and Bluestone.

  10.5**+   First Amendment to Executive Employment Agreement, dated January 13, 1999, between Mel Baiada and
            Bluestone.

  10.6**+   Executive Employment Agreement, dated April 24, 1997, between Robert Bickel and Bluestone.

  10.7**+   Severance Agreement, dated September 17, 1998, between P. Kevin Kilroy and Bluestone.

  10.8**+   Severance Agreement, dated September 17, 1998, between Robert Bickel and Bluestone.

  10.9**+   Severance Agreement, dated September 17, 1998, between John H. Capobianco and Bluestone.

  10.10**+  Severance Agreement, dated September 17, 1998, between Enrico J. Ballezzi and Bluestone.

  10.11**   Consulting Agreement between Bluestone and Andrew J. Filipowski dated as of May 3, 1999.

  10.12**   Reseller Agreement, dated January 1, 1998, between Bluestone and Bluestone Consulting, Inc.

  10.13**   Subcontract Agreement, dated April 23, 1998, between Bluestone and Bluestone Consulting, Inc.

 EXHIBIT
   NO.                                                   DESCRIPTION
----------  ------------------------------------------------------------------------------------------------------
  10.14**   Intercompany Services Agreement, dated April 17, 1997, between Bluestone and Bluestone Consulting,
            Inc.

  10.15**   Service Mark License Agreement, dated April 17, 1997, between Bluestone and Bluestone Consulting, Inc.

  10.16**   $500,000 Amended and Restated Convertible and Subordinated Note, dated April 17, 1997, by Bluestone in favor of Mark Baiada.

  10.17**   $500,000 Promissory Note, dated April 17, 1997, by Bluestone in favor of Bluestone Consulting, Inc.

  10.18**   Sublease Agreement dated as of April 30, 1997 between Bluestone (as sublandlord) and Bluestone
            Consulting, Inc. (as subtenant).

  10.19**   Equipment Lease, dated September 5, 1997, between Bluestone and Colonial Pacific Leasing.

  10.20**   Loan and Security Agreement, dated as of December 8, 1997, between Silicon Valley Bank and Bluestone.

  10.21**   First Loan Modification Agreement, dated as of August 16, 1998, between Silicon Valley Bank and
            Bluestone.

  10.22**   Second Loan Modification Agreement, dated as of January 21, 1999, between Silicon Valley Bank and
            Bluestone.

  10.23**   Third Loan Modification Agreement, dated as of March 30, 1999, between Silicon Valley Bank and
            Bluestone.

  10.24**   Negative Pledge Agreement, dated as of August 16, 1998, between Silicon Valley Bank and Bluestone.

  10.25**   Warrant to purchase 31,250 shares of Common Stock of Bluestone, dated as of November 24, 1997, issued by Bluestone to Silicon Valley Bank, as amended.

  10.26**   Antidilution Agreement, dated as of November 24, 1997, between Silicon Valley Bank and Bluestone.

  10.27**   Registration Rights Agreement, dated as of November 24, 1997, between Silicon Valley Bank and
            Bluestone.

  10.28**   Warrant to purchase 481,434 shares of Common Stock of Bluestone, dated as of April 28, 1999, issued by
            Bluestone to Deutsche Banc Alex. Brown

  10.29**   Series A Preferred Stock Purchase Agreement, dated as of April 18, 1997, between Bluestone and the investors listed therein.

  10.30**   Series B Preferred Stock Purchase Agreement, dated as of April 22, 1998, between Bluestone and the investors listed therein.

  10.31**   Convertible Subordinated Secured Note and Warrant Purchase Agreement, dated as of January 21, 1999, between Bluestone and the investors listed therein.

  10.32**   Form of Warrant issued to the investors under the Convertible Subordinated Secured Note and Warrant
            Purchase Agreement dated January 21, 1999.

  10.33**   Preferred Stock Purchase Agreement relating to the sale of Series C Preferred Stock, dated as of May
            25, 1999, between Bluestone and the purchasers listed therein.

  10.34**   Second Restated First Refusal and Co-Sale Agreement, dated as of May 25, 1999, between Bluestone and the investors and stockholders listed therein.

 EXHIBIT
   NO.                                                   DESCRIPTION
----------  ------------------------------------------------------------------------------------------------------
  10.35**   Second Restated Investors' Rights Agreement, dated as of May 25, 1999, between Bluestone and the investors and stockholders listed therein, as amended by the First Amendment dated as of June 16,
            1999.

  10.36**   Restated Voting Agreement, dated as of April 23, 1998, between Bluestone and the investors and founders listed therein, as amended by the First Amendment dated as of June 16, 1999.

  10.37**   Lease for headquarters space at 1000 Briggs Road, Mount Laurel, New Jersey, dated September 27, 1993, with Liberty Property Limited Partnership (successor to Briggs Properties Partnership) as landlord.

  10.38**   Stock Repurchase Agreement between Bluestone and Mel Baiada dated April 18, 1997.

  10.39**+  Form of Senior Management Compensation Policy 1999.

  10.40**+  Form of Executive Management Compensation Policy 1999.

  23.1      Consent of Arthur Andersen LLP.

  23.2**    Consent of Pepper Hamilton LLP (included in Exhibit 5.1).

  23.3**    Consent of International Data Corporation.

  24.1**    Powers of Attorney (included in the signature page to the Registration Statement).


------------------------


**  Previously filed.


 +  Management contract or compensatory plan.